Exhibit 99.2

EXECUTION VERSION

Dated December 11, 2017

Indenture

related to

8.000% Senior Secured Second Lien Notes due 2022

among

Mountain Province Diamonds Inc.,

as Issuer,

the Guarantors named herein;

and

Computershare Trust Company, N.A.,

as Trustee, Notes Collateral Agent, Paying Agent, Transfer Agent and Registrar

-i-

	4.18	Limitations with Respect to Canadian Defined Benefit Plans	81
	4.19	Future Guarantors	81
	4.20	Limitations with Respect to the Joint Venture	81
	4.21	JV Interest Reduction	82

5.	Successors		83
	5.1	Merger, Consolidation or Sale of Assets	83
	5.2	Successor Substituted	85

6.	Events of Default and Remedies		85
	6.1	Events of Default	85
	6.2	Acceleration	87
	6.3	Other Remedies	88
	6.4	Waiver of Past Defaults	88
	6.5	Control by Majority	89
	6.6	Limitation on Suits	89
	6.7	Right of Holders to Institute Suit	89
	6.8	Collection Suit by Trustee	89
	6.9	Trustee May File Proofs of Claim	90
	6.10	Priority of Payment	90
	6.11	Undertaking for Costs	91
	6.12	Restoration of Rights and Remedies	91
	6.13	Rights and Remedies Cumulative	91
	6.14	Delay or Omission not Waiver	91
	6.15	Record Date	91
	6.16	Waiver of Stay or Extension Laws	91

7.	Trustee		92
	7.1	Duties of Trustee	92
	7.2	Certain Rights of Trustee	93
	7.3	Individual Rights of Trustee	95
	7.4	Trustee’s Disclaimer	96
	7.5	Notice of Listing/Delisting	96
	7.6	Compensation and Indemnity	96
	7.7	Replacement of Trustee	97
	7.8	Successor Trustee by Merger	98
	7.9	Eligibility; Disqualification	98
	7.10	Appointment of Co-Trustee	98
	7.11	Rights of Other Agents	99
	7.12	Force Majeure	99
	7.13	Resignation of Agents	100
	7.14	Agents General Provisions	100

8.	Defeasance, Satisfaction and Discharge		101
	8.1	Company’s Option to Effect Legal Defeasance or Covenant Defeasance	101
	8.2	Legal Defeasance and Discharge	101
	8.3	Covenant Defeasance	101
	8.4	Conditions to Defeasance	102
	8.5	Satisfaction and Discharge of Indenture	103
	8.6	Survival of Certain Obligations	104
	8.7	Acknowledgment of Discharge by Trustee	104
	8.8	Application of Trust Money	104
	8.9	Repayment to Company	104
	8.10	Indemnity for Government Securities	104
	8.11	Reinstatement	104

-ii-

9.	Amendment, Supplement and Waiver		105
	9.1	Without Consent of Holders	105
	9.2	With Consents of Holders	105
	9.3	Effect of Supplemental Indentures	107
	9.4	Notation on or Exchange of Notes	107
	9.5	Revocation and Effect of Consents	107
	9.6	Notice of Amendment or Waiver	107
	9.7	Trustee to Sign Amendments, Etc.	107

10.	Notes Guarantees		107
	10.1	Notes Guarantees	107
	10.2	Subrogation	108
	10.3	Subject to Intercreditor Agreement	109
	10.4	Limitation on Guarantor Liability	109
	10.5	Notation Not Required	109
	10.6	Successors and Assigns	109
	10.7	No Waiver	109
	10.8	Modification	109
	10.9	Releases	110
	10.10	Additional Guarantors to Execute Supplemental Indenture	110

11.	Collateral and Security		111
	11.1	Collateral and Security Documents	111
	11.2	Release of the Collateral	111
	11.3	Authorization of Actions to be Taken by the Trustee Under the Security Documents	112
	11.4	Authorization of Receipt of Funds by the Trustee Under the Security Documents	113
	11.5	Further Action	113
	11.6	Trustee Confirmation	113
	11.7	After Acquired Collateral	113
	11.8	Notes Collateral Agent	113

12.	Miscellaneous		115
	12.1	Notices	115
	12.2	Certificate and Opinion as to Conditions Precedent	117
	12.3	Statements Required in Certificate or Opinion	117
	12.4	Rules by Trustee, Paying Agent and Registrar	117
	12.5	Legal Holidays	117
	12.6	Governing Law	118
	12.7	Jurisdiction	118
	12.8	No Personal Liability of Directors, Officers, Employees and Stockholders	118
	12.9	Successors	118
	12.10	Multiple Originals	118
	12.11	Table of Contents, Cross-Reference Sheet and Headings	119
	12.12	Severability	119
	12.13	Judgment Currency	119
	12.14	WAIVERS OF JURY TRIAL	119
	12.15	Waiver of Immunity	119

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EXHIBITS

Exhibit 1	Form of Note
Exhibit 2	Form of Certificate of Transfer
Exhibit 3	Form of Certificate of Exchange
Exhibit 4	Form of Supplemental Indenture to be Delivered by Subsequent Guarantors

-iv-

Indenture dated as of December 11, 2017

Among:

(1)	Mountain Province Diamonds Inc., an Ontario corporation (the “Company”);

(2)	the Guarantors (as defined herein) party hereto from time to time; and

(3)	Computershare Trust Company, N.A., as Trustee, Notes Collateral Agent, Paying Agent, Transfer Agent and Registrar.

Recitals of the Company and the Guarantors:

The Company is delivering this Indenture to provide for the issuance of (i) US$330.0 million aggregate principal amount of its 8.000% Senior Secured Second Lien Notes due 2022 issued on the date hereof (whether represented by a Global Note (as defined below) or a Definitive Registered Note (as defined below) from time to time, together with any Replacement Notes (as defined below) issued therefor in accordance with the terms of this Indenture, the “Original Notes”) and (ii) any Additional Notes (whether represented by a Global Note (as defined below) or a Definitive Registered Note (as defined below), together with the Original Notes, the “Notes”). The Guarantors are hereunder providing for the issuance of their respective Guarantee of the Notes.

Now, Therefore, this Indenture Witnesseth:

For and in consideration of the premises and the purchase of the Notes by the Holders thereof, it is mutually covenanted and agreed, for the equal and proportionate benefit of all Holders, as follows:

1.	Definitions

1.1	Definitions

“144A Global Note” means a Global Note bearing the Global Note Legend and the Private Placement Legend deposited with the Custodian and registered in the name of Cede & Co., as nominee for DTC, that will be issued in an initial amount equal to the principal amount of the Notes resold by the Initial Purchasers in reliance on Rule 144A.

“Acquired Debt” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged, consolidated, amalgamated or otherwise combined with such specified Person (including pursuant to any acquisition of assets and assumption of related liabilities of such specified Person), whether or not such Indebtedness is incurred in connection with, or in contemplation of, such other Person merging with or into, or becoming a Restricted Subsidiary of, such specified Person; and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Assets” means:

(1)	any property, plant, equipment or assets used or useful in a Permitted Business;

(2)	any Permitted Business Investments;

(3)	the Capital Stock of a Person that becomes a Restricted Subsidiary of the Company as a result of the acquisition of such Capital Stock by the Company or any of its Restricted Subsidiaries; or

(4)	Capital Stock constituting a Minority Interest in any Person that at such time is a Restricted Subsidiary of the Company,

provided, however, that any such Restricted Subsidiary described in clause (2) or (3) is primarily engaged in a Permitted Business.

“Additional Pari Agent” means the collateral agent, administrative agent and/or trustee (as applicable) or any other similar agent or Person under any Additional Pari Debt Documents, in each case, together with its successors in such capacity.

“Additional Pari Debt Documents” means, with respect to any series of Additional Pari Obligations, the notes, credit agreements, indentures, security documents and other operative agreements evidencing or governing such Additional Pari Obligations and each other agreement entered into for the purpose of securing such Additional Pari Obligations.

“Additional Pari Obligations” means, with respect to any series of Additional Pari Secured Indebtedness, (a) all principal of, and interest, fees and other amounts (including, without limitation, any interest, fees, and expenses which accrue after the commencement of any Insolvency or Liquidation Proceeding, whether or not allowed or allowable as a claim in any such proceeding) payable with respect to, such Additional Pari Secured Indebtedness, (b) all other amounts payable to the related Additional Pari Secured Parties under the related Additional Pari Debt Documents and (c) any refinancing of the foregoing.

“Additional Pari Secured Debt Facility” means each debt facility, credit agreement, indenture or other governing agreement with respect to any Additional Pari Secured Indebtedness.

“Additional Pari Secured Indebtedness” means any Indebtedness of Obligors, which Indebtedness is secured by the Pari Collateral (or a portion thereof) on a pari passu basis (but without regard to control of remedies) with the Notes Obligations (and not secured by Liens on any other assets of Obligors); provided, however, that (i) such Indebtedness is permitted to be incurred, secured and guaranteed on such basis by each Senior Debt Document and Pari Debt Document and (ii) except with respect to any Additional Notes issued pursuant to this Indenture, the Representative for the holders of such Indebtedness shall have executed a joinder to the Intercreditor Agreement pursuant thereto and by satisfying the conditions set forth therein. Additional Pari Secured Indebtedness shall include any Registered Equivalent Notes and guarantees thereof by the Obligors issued in exchange therefor.

“Additional Pari Secured Parties” means, with respect to any series of Additional Pari Obligations, the holders of such Additional Pari Obligations, the Representative with respect thereto, any trustee or agent therefor under any related Additional Pari Debt Documents and the beneficiaries of each indemnification obligation undertaken by the Obligors under any related Additional Pari Debt Documents.

“Additional Senior Agent” means the collateral agent, administrative agent and/or trustee (as applicable) under any Additional Senior Debt Documents, in each case, together with its successors in such capacity.

“Additional Senior Debt Documents” means, with respect to any series of Additional Senior Obligations, the notes, credit agreements, indentures, security documents and other operative agreements evidencing or governing such Additional Senior Obligations and each other agreement entered into for the purpose of securing such Additional Senior Obligations.

“Additional Senior Obligations” means, with respect to any series of Additional Senior Secured Indebtedness, (a) all principal of, and interest, fees and other amounts (including, without limitation, any interest, fees, and expenses which accrue after the commencement of any Insolvency or Liquidation Proceeding, whether or not allowed or allowable as a claim in any such proceeding) payable with respect to, such Additional Senior Secured Indebtedness, (b) all other amounts payable to the related Additional Senior Secured Parties under the related Additional Senior Debt Documents and (c) any refinancing of the foregoing.

“Additional Senior Secured Debt Facility” means each debt facility, credit agreement, indenture or other governing agreement with respect to any Additional Senior Secured Indebtedness.

“Additional Senior Secured Indebtedness” means any Indebtedness of the Obligors (other than Indebtedness constituting Revolving Credit Agreement Obligations), which Indebtedness is secured by the Senior Collateral (or a portion thereof) on a pari passu basis (but without regard to control of remedies) with the Revolving Credit Agreement Obligations (and not secured by Liens on any other assets of the Company or any Subsidiary of the Company); provided, however, that, (i) such Indebtedness is permitted to be incurred, secured and guaranteed on such basis by each Senior Debt Document and Pari Debt Document and (ii) the Representative for the holders of such Indebtedness shall have become party to the Intercreditor Agreement pursuant thereto, and by satisfying the conditions set forth therein. Additional Senior Secured Indebtedness shall include any Registered Equivalent Notes and guarantees thereof by the Obligors issued in exchange for other Additional Senior Secured Indebtedness.

“Additional Senior Secured Parties” means, with respect to any series of Additional Senior Obligations, the holders of such Additional Senior Obligations, the Representative with respect thereto, any trustee or agent therefor under any related Additional Senior Debt Documents and the beneficiaries of each indemnification obligation undertaken by any Obligor under any related Additional Senior Debt Documents.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” have correlative meanings.

“Agents” means the Paying Agent, the Notes Collateral Agent, the Transfer Agent and the Registrar.

“Applicable Premium” means, with respect to any Note on any Redemption Date, the greater of (a) 1% of the principal amount of such Note and (b) the excess of:

(1)	the present value at such Redemption Date of (i) the Redemption Price of the Note as set forth in Section 3.8 of this Indenture on December 15, 2019, plus (ii) all required interest payments due on the Note through December 15, 2019 (excluding accrued but unpaid interest to the Redemption Date) discounted back to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over

(2)	the then-outstanding principal amount of the Note.

For the avoidance of doubt, calculation of the Applicable Premium shall not be an obligation of the Trustee, the Paying Agent or the Registrar.

“Applicable Procedures” means, with respect of any transfer or exchange of or for beneficial interests in any Global Note, the rules and procedures of DTC that apply to such transfer or exchange.

“Asset Sale” means:

(1)	the sale, lease, conveyance or other disposition of any assets or rights by the Company or any of its Restricted Subsidiaries, whether in a single transaction or a series of related transactions; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by Section 4.11 and/or Section 5.1 and not by Section 4.9; and

(2)	the issuance of Equity Interests in any of the Company’s Restricted Subsidiaries or the sale by the Company or its Subsidiaries of Equity Interests in any Restricted Subsidiaries of the Company

(other than directors’ qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Restricted Subsidiary of the Company).

Notwithstanding the preceding, none of the following items will be deemed to be an Asset Sale:

(1)	any single transaction or series of related transactions that involves assets having a Fair Market Value of less than US$15.0 million in the aggregate;

(2)	a transfer of assets or Equity Interests between or among the Company and its Restricted Subsidiaries;

(3)	an issuance of Equity Interests by a Restricted Subsidiary of the Company to the Company or to a Restricted Subsidiary of the Company;

(4)	the sale or lease of products, services or diamond or gemstone products inventory or accounts receivable or other assets in the ordinary course of business;

(5)	the abandonment, farm in, farm out, lease or sublease of any mining properties, licenses or rights or surface rights or the forfeiture or other disposition of such properties, licenses or rights, in each case in the ordinary course of business;

(6)	dispositions of assets that do not constitute Collateral having a fair market value of not more than US$5.0 million for all such dispositions in any fiscal year;

(7)	any sale or other disposition of damaged, unserviceable, worn-out or obsolete assets;

(8)	the sale or other disposition of cash or Cash Equivalents or other financial assets;

(9)	a Restricted Payment that does not violate Section 4.8 or a Permitted Investment;

(10)	granting of Liens not prohibited by Section 4.7;

(11)	the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property, which do not materially interfere with the business of the Company and its Restricted Subsidiaries taken as a whole;

(12)	a surrender or waiver of contract rights, mining licenses or rights, or surface rights or the settlement, release or surrender of contract, tort or other claims of any kind;

(13)	transactions permitted under Section 5.1;

(14)	dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy, insolvency, receivership or similar proceedings and exclusive of factoring or similar arrangements;

(15)	foreclosure, condemnation, expropriation, nationalization, eminent domain or any similar action with respect to any property or other assets;

(16)	the sale or other disposition of non-core assets to the business of the Company or its Restricted Subsidiaries acquired in connection with an acquisition permitted by this Indenture or other Permitted Investment or made to obtain the approval of an antitrust authority and any dispositions made to comply with an order of any agency, state authority or other regulatory body or any applicable law or regulation;

(17)	any farm out, lease or sublease of developed or undeveloped mining properties, licenses or rights, or surface rights owned or held by the Company or any of its Restricted Subsidiaries in exchange (within 180 days) for mining properties, licenses or rights, or surface rights owned or held by another Person;

(18)	any trade or exchange by the Company or any of its Restricted Subsidiaries of mining properties, licenses or rights, or surface rights or other properties or assets for mining properties, licenses or rights, or surface rights or other properties or assets owned or held by another Person; provided that the Company shall apply any cash or Cash Equivalents received by the Company or any of its Restricted Subsidiaries in any such exchange of assets in accordance with Section 4.9(b);

(19)	sale or transfer (whether or not in the ordinary course of business) of mining properties, licenses or rights, or surface rights, or direct or indirect interests in real property; provided that, at the time of such sale or transfer, such properties, licenses or rights do not have associated with them any more than de minimis mineral reserves;

(20)	any substantially contemporaneous (and in any event occurring within 180 days of each other) purchase and sale or exchange of assets (including a combination of assets or properties or interests therein (which assets, properties or interests may include Capital Stock or any securities convertible into, or exercisable or exchangeable for, Capital Stock, but which assets may not include any Indebtedness) and Cash Equivalents) related to a Permitted Business of reasonably equivalent or greater Fair Market Value or usefulness to the business of the Company and its Restricted Subsidiaries, taken as a whole, which in the event of an exchange of assets with a Fair Market Value in excess of US$10.0 million (or the U.S. dollar equivalent thereof) shall be evidenced by an Officer’s Certificate; provided that the Company shall apply any cash or Cash Equivalents received by the Company or any of its Restricted Subsidiaries in any such exchange of assets in accordance with Section 4.9(b);

(21)	sales, transfers and other dispositions of Investments in joint ventures made in the ordinary course of business or to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements, which for the avoidance of doubt include any sale that leads to a JV Interest Reduction;

(22)	any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims;

(23)	the unwinding of any Hedging Obligations; and

(24)	any issuance or sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary.

“Bankruptcy Code” means Title 11 of the United States Code, as amended.

“Bankruptcy Law” means the Bankruptcy Code, BIA, CCAA, WURA and any other federal, state, provincial, territorial or foreign law for the relief of debtors, or any arrangement, reorganization, insolvency, moratorium, assignment for the benefit of creditors, any other marshalling of the assets or liabilities of the Company or any of its Subsidiaries, or similar law affecting creditors’ rights generally, including without limitation proceedings under applicable corporate law seeking a compromise or arrangement of, or stay of proceedings to enforce, some or all of the debts of the Company or any of its subsidiaries.

“beneficial owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only after the passage of time. The terms “beneficial ownership,” “beneficially owns” and “beneficially owned” have a corresponding meaning.

“BIA” means the Bankruptcy and Insolvency Act (Canada) as now and hereafter in effect, or any successor statute.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or any committee thereof duly authorized to act on behalf of such board;

(2)	with respect to a partnership, the board of directors of the general partner of the partnership;

(3)	with respect to a limited liability company, the managing member or members or any controlling committee of managing members thereof; and

(4)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Book-Entry Interest” means a beneficial interest in a Global Note held by or through a Participant.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in the State of New York, the Province of Ontario or place of payment under this Indenture are authorized or required by law to close.

“Calculation Date” has the meaning given in the definition of “Fixed Charge Coverage Ratio”.

“Canadian Securities Legislation” means all applicable securities laws in each of the provinces and territories of Canada, including, without limitation, the Province of Ontario, and the respective regulations and rules under such laws together with applicable published rules, policy statements, blanket orders, instruments, rulings and notices of the regulatory authorities in such provinces or territories.

“Capital Lease Obligation” means, at the time any determination is to be made, the amount of the liability in respect of a capital lease that would at that time be required to be capitalized on a balance sheet prepared in accordance with IFRS, and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be prepaid by the lessee without payment of a penalty; provided that, for the avoidance of doubt, the amount of obligations attributable to any Capital Lease Obligations shall be the amount thereof accounted for as a liability in accordance with IFRS; provided that any lease or other such arrangement that is accounted for by any Person as an operating lease as of the Issue Date and any amendment thereto (other than an amendment that would result in such operating lease becoming a capital or financing lease under IFRS as in effect on the Issue Date) or any similar lease entered into after the Issue Date by any Person may, in the sole discretion of the Company, be deemed to be accounted for as an operating lease and not as a capital lease, even if, as a result of a change in IFRS, such leases are required to be accounted for as a capital lease.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership interests (whether general or limited) or, membership interests; and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person,

but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Cash Equivalents” means:

(1)	securities issued or directly and fully guaranteed or insured by the government of the United States of America or Canada, (including, in each case, any agency or instrumentality thereof), as the case may be, the payment of which is backed by the full faith and credit of the United States or Canada, as the case may be, having maturities of not more than fifteen months from the date of acquisition;

(2)	certificates of deposit, time deposits, eurodollar time deposits, money market deposits, overnight bank deposits or bankers’ acceptances (and similar instruments) having maturities of not more than fifteen months from the date of acquisition thereof issued by any commercial bank the long term indebtedness of which is rated at the time of acquisition thereof at least “BBB-” or the equivalent thereof by S&P, or “Baa3” or the equivalent thereof by Moody’s or the equivalent rating category of another internationally recognized Rating Agency, and having combined capital and surplus in excess of US$500 million;

(3)	repurchase obligations with a term of not more than 30 days for underlying securities of the types set forth in clauses (1) and (2) of this definition entered into with any financial institution meeting the qualifications specified in clause (2) of this definition;

(4)	commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by S&P or at least “P-2” or the equivalent thereof by Moody’s, or carrying an equivalent rating by an internationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof;

(5)	any substantially similar investment to the kinds set forth in clauses (2) and (3) of this definition obtained in any country in which the Company or any of its Restricted Subsidiaries conducts its business or is organized, in each case, (i) with the highest ranking obtainable in the applicable jurisdiction or (ii) with any bank, trust company or similar entity, which would rank, in terms of combined capital and surplus and undivided profits or the ratings on its long-term-debt, among the top five largest banks (measured by reserve capital) in such jurisdiction, in an amount not to exceed cash generated in or reasonably required for operation in such jurisdiction; and

(6)	interests in any investment company or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (4) of this definition.

“CCAA” means the Companies Creditors Arrangement Act (Canada) as now and hereafter in effect, or any successor statute.

“Change of Control” means the occurrence of any of the following:

(1)	the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date), in one or in a series of related transactions by way of merger, amalgamation, consolidation or other business combination or purchase of beneficial ownership (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company;

(2)	the sale, lease, transfer, conveyance or other disposition (other than by way of merger, consolidation, amalgamation or other business combination transaction), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to a “person” or “group” of related persons (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act as in effect on the Issue Date) other than the Company or a Restricted Subsidiary of the Company; or

(3)	the adoption of a plan relating to the winding-up, liquidation or dissolution of the Company.

Notwithstanding the foregoing, provided that in connection with any transaction or series of transactions that involves imposing one or more parent Persons (including in connection with a business combination and regardless of whether any such parent Person has other assets), no Person shall be deemed to be or become a beneficial owner of 50% or more of the total voting power of the Voting Stock of the Company unless such Person shall be or become a beneficial owner of 50% or more of the total voting power of the Voting Stock of such parent Person.

“Clearstream” means Clearstream Banking, société anonyme, and its successors.

“Collateral” means the rights, property and assets securing the Notes and the Notes Guarantees and any rights, property or assets over which a Lien has been granted (or purported to be granted), in each case, other than Excluded Assets, to secure the Obligations of the Company and the Guarantors under the Notes, the Notes Guarantees, the Security Document and this Indenture.

“Company” means Mountain Province Diamonds Inc., a corporation existing under the laws of Ontario, Canada.

“Company Order” means a written order of the Company signed by an Officer of the Company, or any other Person authorized by a resolution of the Board of Directors of the Company, and delivered to the Trustee.

“Consolidated EBITDA” means, as to any Person for any period, an amount determined for such Person and its Restricted Subsidiaries on a consolidated basis equal to the total of

(a)	Consolidated Net Income for such period, plus

(b)	the sum, without duplication, of (to the extent deducted in calculating Consolidated Net Income, other than in respect of clause (viii) below) the amounts of:

(i)	Consolidated Interest Expense (including (A) fees and expenses paid to the Trustee in connection with its services under this Indenture, (B) other bank, administrative agency (or trustee) and financing fees (including Rating Agency fees), (C) costs of surety bonds (whether amortized or immediately expensed) and (D) commissions, discounts and other fees and charges owed with respect to letters of credit, bank guarantees, bankers’ acceptances or any similar facilities or financing and hedging agreements);

(ii)	Taxes paid and any provision for Taxes, including income, capital, federal, state, local, franchise and similar Taxes, property Taxes, foreign withholding Taxes and foreign unreimbursed value added Taxes (including penalties and interest related to any such Tax or arising from any Tax examination, and including pursuant to any Tax sharing arrangement or as a result of any Tax distribution) of such Person and its Restricted Subsidiaries paid or accrued during the relevant period;

(iii)	(A) depreciation, (B) amortization (including amortization of goodwill, software and other intangible assets), (C) any impairment charge (including any bad debt expense) and (D) any asset write-off and/or write-down;

(iv)	any non-cash charge (provided that if any such non-cash charge represents an accrual or reserve for potential cash items in any future period, such Person may determine not to add back such non-cash charge in the then-current period);

(v)	the amount of any charge incurred or accrued in connection with any single or one-time event (as determined by the Company in good faith), including in connection with (A) any acquisition consummated after the Issue Date or (B) the closing, consolidation or reconfiguration of any facility during such period;

(vi)	the amount of earn-out and other contingent consideration obligations (including to the extent accounted for as bonuses, compensation or otherwise) incurred in connection with any acquisition or other Investment permitted by this Indenture, in each case, which is paid or accrued during the applicable period;

(vii)	the pro forma “run rate” cost savings, operating expense reductions, operational improvements and other cost synergies (net of actual amounts realized) related to any acquisition (including the commencement of activities constituting a business), Asset Sale (including the termination or discontinuance of activities constituting a business) or other specified Investment or transaction, or related to any restructuring initiative, cost savings initiative or other initiative (including the effect of increased pricing in customer contracts or the renegotiation of contracts or other arrangements), that are reasonably identifiable and factually supportable and projected by the Company in good faith to result from actions that have been taken or with respect to which steps have been taken or are expected to be taken (the “Expected Cost Savings Addback”); provided that the Expected Cost Savings Addback in the aggregate shall not exceed 10% of Consolidated EBITDA for any four fiscal quarter period, after giving effect to the Expected Cost Savings Addback, and shall only be given effect to the extent such Expected Cost Savings Addback is expected to be realized within 12 months after the date of consummation of such acquisition (or commencement of activities), Asset Sale (or termination on discontinuation) or other specified transaction or the initiation of such initiative, as applicable; provided further (i) any such adjustments shall be added to Consolidated EBITDA until fully realized and shall be calculated on a pro forma basis as though such adjustments had been realized on the first day of the applicable four fiscal quarter period, and shall be calculated net of the amount of actual benefit realized from such actions, (ii) no adjustments shall be added pursuant to this clause (vii) to the extent duplicative of any items related to adjustments included in the definition of Consolidated Net Income, Fixed Charge Coverage Ratio, Total Net Leverage Ratio or any other clause of this definition of “Consolidated EBITDA” and (iii) run rate shall mean the full recurring benefit that is associated with any such action;

(viii)

any charge attributable to restructuring costs (including in connection with any tax related restructuring), integration costs, retention, recruiting, relocation and signing or completion bonuses and expenses, stock option and other equity-based compensation expenses and the amount of payments made to option holders in connection with, or as a result of, any distribution being made to shareholders, severance costs, systems establishment costs, costs relating to entry into a new market or to exiting a market, costs associated with office and facility openings, pre-openings, closings, expansions and consolidations (including but not limited to termination costs, moving costs and legal costs), new operation costs, unused warehouse space costs, new contract or corporate development costs, software and other intellectual property development costs, project start-up costs, costs relating to early termination of rights fee arrangements, non-ordinary course consulting fees, curtailments or modifications to pension and post-retirement employee benefits and any costs attributable to the undertaking and/or implementation of new initiatives, business optimization activities, cost savings initiatives, cost rationalization programs, operating expense reductions, and/or similar initiatives or programs (including, without limitation, in connection with any inventory optimization program, integration, restructuring or transition, any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternative uses, any facility opening and/or pre-opening, or any implementation of operational and reporting systems and technology initiatives (including any expense relating to the implementation of enhanced accounting or IT functions or new system designs));

(ix)	any charge with respect to any liability or casualty event or business interruption or any product return, (i) so long as such Person has submitted in good faith, and reasonably expects to receive payment in connection with, a claim for reimbursement of such amounts under an insurance policy within the next four fiscal quarters (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within the next four fiscal quarters) or (ii) without duplication of amounts included in a prior period under the preceding clause (i), to the extent such charge is covered by insurance proceeds received in cash during such period (it being understood that if the amount received in cash under any such agreement in any period exceeds the amount of expense paid during such period, any excess amount received may be carried forward and applied against any expense in any future period);

(x)	unrealized net losses in the Fair Market Value of any arrangements under Hedging Obligations;

(xi)	the amount of any cash actually received by such Person and its Restricted Subsidiaries (or the amount of the benefit of any netting arrangement resulting in reduced cash expenditures) during such period, and not included in Consolidated Net Income in any period, to the extent that any non-cash gain relating to such cash receipt or netting arrangement was deducted in the calculation of Consolidated EBITDA pursuant to clause (c)(i) below for any previous period and not added back;

(xii)	any non-cash compensation charge and/or any other non-cash charge arising from the granting of any stock option or similar arrangement (including any profits interest), the granting of any stock appreciation right and/or similar arrangement (including any repricing, amendment, modification, substitution or change of any such stock option, stock appreciation right, profits interest or similar arrangement);

(xiii)	the amount of any increase in expenses resulting from the revaluation of inventory (including any impact of changes of inventory valuation policy methods including changes in capitalization of variances) or other inventory adjustments; and

(xiv)	any unrealized foreign exchange losses; minus

(c)	to the extent such amounts increase Consolidated Net Income:

(i)	non-cash gains or income;

(ii)	unrealized net gains in the Fair Market Value of any arrangements under Hedging Obligations;

(iii)	the amount added back to Consolidated EBITDA pursuant to clause (b)(ix) above (as described in such clause) to the extent the relevant reimbursement amounts were not received within the time period required by such clause;

(iv)	any unrealized foreign exchange gains;

(v)	to the extent that such Person adds back the amount of any non-cash charge to Consolidated EBITDA pursuant to clause (b)(iv) above, the cash payment in respect thereof in the relevant future period; and

(vi)	the excess of actual cash rent paid over rent expense during such period due to the use of straight line rent for IFRS purposes.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum of (a) consolidated total interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued and whether or not capitalized (including (without duplication), amortization of any debt issuance cost and/or original issue discount, any premium paid to obtain payment, financial assurance or similar bonds, any interest capitalized during construction, any non-cash interest payment, the interest component of any deferred payment obligation, the interest component of any payment under any Capital Lease (regardless of whether accounted for as interest expense under IFRS), any commission, discount and/or other fee or charge owed with respect to any letter of credit, bank guarantee and/or bankers’ acceptance or any similar facilities, any fee and/or expense paid to the agent under any Credit Facility in connection therewith, any administrative agency (or trustee) and/or financing fee and any cost associated with any surety bond (whether amortized or immediately expensed)), plus (b) any cash dividend paid or payable in respect of Disqualified Stock during such period other than to such Person, joint venture or the Company or any Guarantor, plus (c) any net losses or obligations arising from any hedge agreement and/or other derivative financial instrument issued by such Person for the benefit of such Person, joint venture or its subsidiaries, in each case determined on a consolidated basis for such period. For purposes of this definition, interest in respect of any Capital Lease shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capital Lease in accordance with IFRS.

“Consolidated Net Income” means as to any Person (the “Subject Person”) for any period, the net income (or loss) of the Subject Person and its Restricted Subsidiaries on a consolidated basis for such period taken as a single accounting period determined in conformity with IFRS; provided that there shall be excluded, without duplication;

(a)	any gain or charge attributable to any Asset Sale (including asset retirement costs or sales or issuances of Capital Stock) or of returned or surplus assets outside the ordinary course of business;

(b)	(i) any gain or charge from (A) any extraordinary item (as determined in good faith by such Person) and/or (B) any non-recurring or unusual item (as determined in good faith by such Person) and/or (ii) any charge associated with and/or payment of any actual or prospective legal settlement, fine, judgment or order;

(c)	(i) any unrealized net foreign currency translation or transaction gains or charges impacting net income (including currency re-measurements of Indebtedness, any net gains or charges resulting from hedging agreements for currency exchange risk associated with the above or any other currency related risk and those resulting from intercompany Indebtedness) and (ii) any unrealized gain or charge in respect of (x) any Hedging Obligations as determined in accordance with IFRS and/or (y) any other derivative instrument pursuant to, in the case of this clause (y), Financial

Accounting	Standards Board’s Accounting Standards Codification No. 815-Derivatives and Hedging;

(d)	any net gain or charge with respect to (i) any disposed, abandoned, divested and/or discontinued asset, property or operation (other than, at the option of the Company, any asset, property or operation pending the disposal, abandonment, divestiture and/or termination thereof), (ii) any disposal, abandonment, divestiture and/or discontinuation of any asset, property or operation (other than, at the option of the Company, relating to assets or properties held for sale or pending the divestiture or discontinuation thereof) and/or (iii) any facility that has been closed during such period (excluding, in each case, sales of inventory and other assets in the ordinary course of business);

(e)	any net income or charge (less all fees and expenses related thereto) attributable to the early extinguishment of Indebtedness (and the termination of any associated Hedging Obligations);

(f)	(i) any charge incurred as a result of, in connection with or pursuant to any management equity plan, profits interest or stock option plan or any other management or employee benefit plan or agreement, pension plan, any stock subscription or shareholders agreement or any similar equity plan or agreement (including any deferred compensation arrangement) and (ii) any charge incurred in connection with the rollover, acceleration or payout of Capital Stock held by management of the Company and/or any of its Subsidiaries, in each case under this clause (ii), to the extent that any such cash charge is funded with net cash proceeds contributed to the Subject Person as a capital contribution or as a result of the sale or issuance of Capital Stock (other than Disqualified Stock) of the Subject Person;

(g)	any charge that is established, adjusted and/or incurred, as applicable within 12 months after the closing of any acquisition that is required to be established, adjusted or incurred, as applicable, as a result of such acquisition in accordance with IFRS;

(h)	any (A) write-off or amortization made in such period of deferred financing costs and premiums paid or other expenses incurred directly in connection with any early extinguishment of Indebtedness, (B) goodwill or other asset impairment charges, write-offs or write-downs and (C) amortization of intangible assets;

(i)	any net income (loss) of any Person if such Person is not the Company or a Restricted Subsidiary of the Company, except that Consolidated Net Income will be increased by the amount of dividends, distributions or other payments made in cash or Cash Equivalent (or converted into cash or Cash Equivalents) by such Person to the Company or any Restricted Subsidiary of the Company;

(j)	(A) the effects of adjustments in component amounts required or permitted by IFRS (including, without limitation, in the inventory, property and equipment, lease, rights fee arrangements, software, goodwill, intangible asset, in-process research and development, deferred revenue, advanced billing and debt line items thereof), resulting from the application of recapitalization accounting or acquisition accounting, as the case may be, in relation to any consummated acquisition or similar Investment or the amortization or write-off of any amounts thereof and/or (B) the cumulative effect of any change in accounting principles or policies (effected by way of either a cumulative effect adjustment or as a retroactive application, in each case, in accordance with IFRS);

(k)	the income or loss of any Person accrued prior to the date on which such Person became a Restricted Subsidiary of such Subject Person or is merged into or consolidated with such Subject Person or any Restricted Subsidiary of such Subject Person or the date that such other Person’s assets are acquired by such Subject Person or any Restricted Subsidiary of such Subject Person (except to the extent required for any calculation of Consolidated EBITDA on a pro forma basis);

(l)	non-cash income (or loss) resulting from transfers of assets between the Subject Person or any of its Restricted Subsidiaries, on the one hand, and an Unrestricted Subsidiary, on the other hand;

(m)	any asset impairment charges or financial impacts of natural disasters (including fire, flood and storm-related events) and any non-cash charges or reserves in respect of any restructuring, reduction, integration or severance; and

(n)	solely for the purpose of determining the amount available for Restricted Payments in Section 4.8(a)(iv)(C)(1), the net income for such period of any Restricted Subsidiary of such Subject Person shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its net income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or similar distributions has been legally waived; provided that Consolidated Net Income of the Subject Person will be increased by the amount of dividends or other distributions or other payments actually paid in cash or Cash Equivalents (or to the extent converted into cash or Cash Equivalents) to such Person or a Restricted Subsidiary thereof in respect of such period, to the extent not already included therein.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person Guaranteeing in any manner, whether directly or indirectly, any operating lease, dividend or other obligation that, in each case, does not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”), including any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)	to advance or supply funds:

(i)	for the purchase or payment of any such primary obligation; or

(ii)	to maintain the working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof; or

(4)	for the avoidance of doubt, any contingent obligations in respect of workers’ compensation claims, early retirement or termination obligations, pension fund obligations or contributions, or similar claims, obligations or contributions or social security or wage taxes.

“continuing” means, with respect to any Default or Event of Default, that such Default or Event of Default has not been cured or waived.

“Corporate Trust Office” means, with respect to the Trustee, the office of the Trustee at which at any time its corporate trust business relating to this Indenture shall be administered, which office at the date hereof is located at 8742 Lucent Boulevard, Suite 225, Highlands Ranch, Colorado 80129, Attention: Corporate Trust, or such other address as the Trustee may designate from time to time by notice to the Company, or the principal corporate trust office of any successor Trustee (or such other address as such successor Trustee may designate from time to time by notice to the Company), and means with respect to the Notes Collateral Agent, the office of the Notes Collateral Agent at which at any time its corporate trust business relating to this Indenture shall be administered, which office at the date hereof is located at 8742 Lucent Boulevard, Suite 225, Highlands Ranch, Colorado 80129, Attention: Corporate Trust, or such other address as the Notes Collateral Agent may designate from time to time by notice to the Company, or the principal corporate trust office of any successor Notes Collateral Agent (or such other address as such successor Notes Collateral Agent may designate from time to time by notice to the Company).

“Credit Facilities” means, one or more debt facilities, indentures, debt security issuances, instruments or arrangements incurred by the Company, any Restricted Subsidiary of the Company or any Finance Subsidiary (including the Revolving Credit Agreement) with banks or other institutions or investors, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such institutions or to special purpose entities formed to borrow from such institutions against such receivables) or letters of credit, notes or other Indebtedness, in each case, as amended, restated, supplemented, modified, renewed, refunded, replaced, restructured, refinanced, repaid, increased or extended in whole or in part from time to time (and whether in whole or in part and whether or not with the original administrative agent and lenders or another administrative agent or agents or trustees or other banks or institutions or investors and whether provided under one or more other credit or other agreements, indentures, financing agreements or otherwise) and in each case including all agreements, instruments and documents executed and delivered pursuant to or in connection with the foregoing (including any promissory notes and letters of credit issued pursuant thereto and any Guarantee and collateral agreement, patent and trademark security agreement, mortgages or letter of credit applications and other Guarantees, pledges, agreements, security agreements and collateral documents). Without limiting the generality of the foregoing, the term “Credit Facilities” shall include any agreement or instrument (1) changing the maturity of any Indebtedness incurred thereunder or contemplated thereby, (2) adding Subsidiaries of the Company as additional borrowers, issuers or guarantors thereunder, (3) increasing the amount of Indebtedness incurred thereunder or available to be borrowed thereunder (provided that such increase is permitted under Section 4.6) or (4) otherwise altering the terms and conditions thereof.

“Currency Exchange Protection Agreement” means, in respect of any Person, any foreign exchange contract, currency swap agreement, currency option, cap, floor, ceiling or collar or agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates as to which such Person is a party and not for speculative purposes.

“Custodian” means Computershare Trust Company, N.A., as custodian for DTC with respect to the Notes in global form, or any successor entity thereto.

“De Beers” means De Beers Canada Inc., a corporation organized under the laws of Canada, and its successors and assigns.

“Debt Facility” means any Senior Secured Debt Facility and any Pari Secured Debt Facility.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Definitive Registered Note” means a certificated Note registered in the name of the Holder thereof and issued in accordance with Sections 2.6 and 2.7 hereof, substantially in the form of Exhibit 1 hereto, except that such Note shall not bear the Global Note legend and shall not have the “Schedule of Principal Amount of Indebtedness Evidenced by this Note” attached thereto.

“Depositary” means DTC until a successor Depositary, if any, shall have become such pursuant to this Indenture, and thereafter “Depositary” shall mean or include each Person who is then a Depositary hereunder.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as “Designated Non-Cash Consideration” pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale of such Designated Non-Cash Consideration.

“Designated Pari Representative” means (i) the Notes Collateral Agent until such time as the Pari Secured Debt Facility under the Notes Documents ceases to be the only Pari Secured Debt Facility under the Intercreditor Agreement and, (ii) thereafter, the Pari Representative designated by all then existing Pari Representatives in a notice to the Designated Senior Representative.

“Designated Senior Representative” means (i) the Revolving Credit Agreement Collateral Agent until such time as the Revolving Credit Agreement under the Revolving Credit Agreement Documents ceases to be the only Senior Secured Debt Facility under the Intercreditor Agreement and, (ii) thereafter, the Senior Representative designated by all then existing Senior Representatives in a notice to the Designated Pari Representative.

“Discharge” means, with respect to any Shared Collateral and any Debt Facility, the date on which such Debt Facility and the Senior Obligations or Pari Obligations thereunder, as the case may be, are no longer secured by Shared Collateral in accordance with the Senior Debt Documents or Pari Debt Documents, as applicable, governing such Debt Facility. The term “Discharged” shall have a corresponding meaning.

“Discharge of Revolving Credit Agreement Obligations” means, with respect to any Shared Collateral, the Discharge of the Revolving Credit Agreement Obligations; provided that the Discharge of Revolving Credit Agreement Obligations shall not be deemed to have occurred in connection with a refinancing of such Revolving Credit Agreement Obligations with an Additional Senior Secured Debt Facility secured by such Shared Collateral under one or more Additional Senior Debt Documents which has been designated in writing by the Representative (under the Revolving Credit Agreement so refinanced) or by the Company, in each case, to each other Representative as the “Credit Agreement” for purposes of the Intercreditor Agreement.

“Disqualified Stock” means any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (a) matures (excluding any maturity as the result of an optional redemption by the issuer thereof) or is mandatorily redeemable (other than for Qualified Capital Stock), pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, on or prior to 91 days following the date on which the Notes mature (it being understood that if any such redemption is in part, only such part coming into effect on or prior to 91 days following the date on which the Notes mature shall constitute Disqualified Stock), (b) is or becomes convertible into or exchangeable (unless at the sole option of the issuer thereof) for (i) debt securities or (ii) any Capital Stock that would constitute Disqualified Stock, in each case at any time on or prior to 91 days following the date on which the Notes mature, (c) contains any mandatory repurchase obligation or any other repurchase obligation at the option of the holder thereof (other than for Qualified Capital Stock), in whole or in part, which may come into effect on or prior to 91 days following the date on which the Notes mature (it being understood that if any such repurchase obligation is in part, only such part coming into effect on or prior to 91 days following the date on which the Notes mature shall constitute Disqualified Stock) or (d) provides for the scheduled payments of dividends in cash on or prior to 91 days following the date on which the Notes mature; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof (or the holders of any security into or for which such Capital Stock is convertible, exchangeable or exercisable) the right to require the issuer thereof to redeem such Capital Stock upon the occurrence of any change of control, asset sale or casualty or condemnation event occurring on or prior to 91 days following the date on which the Notes mature shall not constitute Disqualified Stock if such Capital Stock provides that the issuer thereof will not redeem any such Capital Stock pursuant to such provisions prior to the date on which the Notes mature unless such repurchase or redemption complies with Section 4.8. For purposes hereof, the amount of Disqualified Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock as if such Disqualified Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to this Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Stock, such Fair Market Value to be determined as set forth herein.

“Dollar Equivalent” means with respect to any monetary amount in a currency other than U.S. dollars, at any time for the determination thereof, the amount of U.S. dollars obtained by converting such foreign currency involved in such computation into U.S. dollars at the spot rate for the purchase of U.S. dollars with the applicable foreign currency as published in the Wall Street Journal in the “Exchange Rates” column under the heading “Currency Trading” on the date two Business Days prior to such determination

“DTC” means The Depository Trust Company.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of Equity Interests of the Company (other than Disqualified Stock) or any direct or indirect parent entity of the Company, to the extent that the net proceeds therefrom are contributed to the common equity capital of the Company.

“Euroclear” means Euroclear Bank SA/NV, and its successors.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Assets” means (i) any owned real property with a value of less than US$5.0 million and all leased real property and, except to the extent a security interest therein can be perfected by filing of a PPSA financing statement or an “all assets” UCC financing statement, leasehold interests in all other assets, (ii) any motor vehicle, airplane or other asset subject to a certificate of title (other than to the extent a security interest therein can be perfected by filing a PPSA financing statement or an “all assets” UCC financing statement and without the requirement to list any VIN, serial or similar number), (iii) any letter of credit right (other than to the extent such right can be perfected by filing a PPSA financing statement or an “all assets” UCC financing statement) and commercial tort claims, (iv) any governmental or regulatory license or state or local franchise, charter, consent, permit or authorization to the extent the granting of a security interest therein is prohibited or restricted thereby or by applicable law (after giving effect to the applicable anti-assignment provisions of the PPSA or UCC, as applicable), (v) margin stock, (vi) general intangibles (except to the extent constituting capital stock) and any lease, license, permit or other agreement or any property or right subject thereto to the extent that a grant of a security interest therein would violate or invalidate such item or create a right of termination in favor of or otherwise require consent thereunder from any other party thereto (other than the Company or any Guarantor) (after giving effect to the applicable anti-assignment provisions of the PPSA or UCC, as applicable), (vii) any pledge or security interest prohibited or restricted by applicable law, rule or regulation or any agreement with any governmental authority or which would require governmental (including regulatory) consent, approval, license or authorization to provide such security interest (after giving effect to the applicable anti-assignment provisions of the PPSA or UCC, as applicable) (with no requirement to obtain the consent of any governmental authority or third party), (viii) any “intent-to-use” trademark application prior to the filing of a statement of use and (ix) any other exception set forth in the Security Documents.

“Existing Loan Facility” means the US$370,000,000 term facility for the development of the Gahcho Kué Diamond Project, governed by that certain Facility Agreement, dated as of the April 2, 2015, among 2435572 Ontario Inc., as borrower, the Company and 2435386 Ontario Inc. as guarantors, the lenders party thereto and The Bank Of Nova Scotia, as facility agent and security trustee, and the other “Finance Documents” as defined therein.

“Fair Market Value” means the value that would be paid by a willing buyer to an unaffiliated willing seller in a transaction not involving distress or necessity of either party, as determined in good faith by a responsible accounting or financial officer of the Company.

“Finance Subsidiary” means a wholly-owned Subsidiary that is formed for the purpose of borrowing funds or issuing securities and lending the proceeds to the Company or a Guarantor and that conducts no business other than as may be reasonably incidental to, or related to, the foregoing.

“Fixed Charge Coverage Ratio” means, with respect to any specified Person for any period, the ratio of the Consolidated EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, Guarantees, repays, repurchases, redeems, defeases or otherwise discharges any Indebtedness (other than ordinary course working capital borrowings) or issues, repurchases or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated and on or prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio will be calculated giving pro forma effect (as determined in good faith by a responsible accounting or financial officer of the Company) to such incurrence, assumption, Guarantee, repayment, repurchase, redemption, defeasance or other discharge of Indebtedness, or such issuance, repurchase or redemption of preferred stock, and the use of the proceeds therefrom, as if the same had occurred at the beginning of the applicable four fiscal quarter reference period; provided, however, that in calculating the Fixed Charge Coverage Ratio or any element thereof for any period, pro forma calculations will be made in good faith by a responsible financial or accounting officer of the Company (including any pro forma expenses and cost savings and cost reduction synergies that have occurred or, only with respect to any cost savings or cost reduction synergies that are attributable to an acquisition of another Person, are reasonably expected to occur within the next twelve months following the date of such calculation and that are reasonably identifiable and factually supportable including, without limitation, as a result of, or that would result from any actions taken by such Person or any of its Restricted Subsidiaries including, without limitation, in connection with any cost reduction or cost savings plan or program or in connection with any transaction, investment, acquisition, disposition, restructuring, corporate reorganization or otherwise, in the good faith judgment of the chief executive officer, chief financial officer or any person performing a similarly senior accounting role of the Company (regardless of whether these cost savings and cost reduction synergies could then be reflected in pro forma financial statements to the extent prepared); provided that the aggregate amount of cost savings and cost reduction synergies that may be included in connection with an acquisition of another Person for any period, taken together with the pro forma calculation for the Expected Cost Savings Addback in accordance with the definition of “Consolidated EBITDA” and other pro forma calculations made in accordance with the definition of “Total Net Leverage Ratio” shall not exceed 10% of Consolidated EBITDA calculated after giving effect to any such additions for such period).

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as of the Calculation Date in excess of 12 months, or, if shorter, at least equal to the remaining term of such Indebtedness). Interest on a Capital Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capital Lease Obligation in accordance with IFRS. For purposes of making the computation referred to above, interest on any Indebtedness under any revolving credit facility computed with a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period except as set forth in the first paragraph of this definition. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be determined to have been based upon the rate actually chosen, or if none, then based upon such optional rate chosen as the Company may designate.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1)	acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers, amalgamations, consolidations or otherwise (including acquisitions of assets used or useful in the Permitted Business), or any Person or any of its Restricted Subsidiaries acquired by the specified Person or any of its Restricted Subsidiaries, and including any related financing transactions and including increases in ownership of Restricted Subsidiaries, during the four fiscal quarter reference period or subsequent to such reference period and on or prior to the Calculation Date or that are to be made on the Calculation Date, will be given pro forma effect as if they had occurred on the first day of the four fiscal quarter reference period;

(2)	the Consolidated EBITDA attributable to discontinued operations, as determined in accordance with IFRS, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded;

(3)	the Fixed Charges attributable to discontinued operations, as determined in accordance with IFRS, and operations or businesses (and ownership interests therein) disposed of prior to the Calculation Date, will be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date;

(4)	any Person that is a Restricted Subsidiary of such Person on the Calculation Date will be deemed to have been a Restricted Subsidiary of such Person at all times during such four fiscal quarter reference period;

(5)	any Person that is not a Restricted Subsidiary of such Person on the Calculation Date will be deemed not to have been a Restricted Subsidiary of such Person at any time during such four fiscal quarter reference period; and

(6)	if any Indebtedness bears a floating rate of interest, the interest expense on such Indebtedness will be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligation applicable to such Indebtedness if such Hedging Obligation has a remaining term as of the Calculation Date in excess of 12 months, or, if shorter, at least equal to the remaining term of such Indebtedness).

“Fixed Charges” means, with respect to any Person for any period, (a) Consolidated Interest Expense of such Person and its Restricted Subsidiaries for such period, (i) including the interest component of any payment under any capital lease (regardless of whether accounted for as interest expense under IFRS) and (ii) excluding (A) amortization of deferred financing fees, debt issuance costs, discounted liabilities, commissions, fees and expenses, (B) any expense arising from any bridge, commitment and/or other financing fee (including fees and expenses associated with the Transactions and annual agency fees), (C) any expense resulting from the discounting of Indebtedness in connection with the application of recapitalization accounting or, if applicable, acquisition accounting, (D) fees and expenses associated with any Asset Sales, acquisitions, Investments, issuances of Capital Stock or Indebtedness (in each case, whether or not consummated), (E) costs associated with obtaining, or breakage costs in respect of, any hedge agreement or any other derivative instrument other than any interest rate hedge agreement or interest rate derivative instrument with respect to Indebtedness, (F) penalties and interest relating to Taxes and (G) for the avoidance of doubt, any non-cash interest expense attributable to any movement in the mark to market valuation of any obligation under any hedge agreement or any other derivative instrument and/or any payment obligation arising under any hedge agreement or derivative instrument other than any interest rate hedge agreement or interest rate derivative instrument with respect to Indebtedness, plus (b) the product of (i) all dividends, whether paid or accrued and whether or not in cash, on any series of preferred stock of such Person or any of its Restricted Subsidiaries, other than dividends on Equity Interests payable solely in Equity Interests of the Company (other than Disqualified Stock) to the Company or a Restricted Subsidiary of the Company, times (ii) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined national, state and local statutory tax rate of such Person, expressed as a decimal, minus (c) cash interest income for such period. For purposes of this definition, interest in respect of any capital lease shall be deemed to accrue at an interest rate determined by such Person in good faith to be the rate of interest implicit in such capital lease in accordance with IFRS.

“GK Diamond Mine” means the diamond mine located in the District of Mackenzie, approximately 300 kilometers from Yellowknife in the Northwest Territories, Canada, and known as the “GK Diamond Mine.”

“GK Participating Interest” means the right, title and interest of 2435386 Ontario Inc., or any successor to 2435386 Ontario Inc. in and to the Joint Venture Property pursuant to the Joint Venture Agreement, as such interest may be adjusted pursuant to the terms of the Joint Venture Agreement.

“Global Note Legend” means the legend set forth in Section 2.6(f)(i) and in Exhibit 1 – Form of Note, which is required to be placed on all Global Notes issued under this Indenture.

“Global Notes” means, individually and collectively, each of the global notes, substantially in the form of Exhibit 1 hereto and that bears the Global Note Legend, issued in accordance with Sections 2.1 and 2.6 hereof and that has the “Schedule of Principal Amount of Indebtedness Evidenced by this Note” attached thereto.

“Guarantee” means a guarantee other than by endorsement of negotiable instruments for collection in the ordinary course of business, direct or indirect, in any manner including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof, of all or any part of any Indebtedness (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to maintain financial statement conditions or otherwise), or entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided, however that the term “Guarantee” will not include the endorsements for collection or deposit in the ordinary course of business or any obligation to the extent it is payable only in Capital Stock of the guarantor that is not Disqualified Stock. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means each Restricted Subsidiary of the Company that executes a Notes Guarantee in accordance with the provisions of this Indenture, and their respective successors and assigns, in each case, until the Notes Guarantee of such Person has been released in accordance with the provisions of this Indenture.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(1)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements and interest rate collar agreements, other agreements or arrangements designed to manage interest rates or interest rate risk;

(2)	any foreign exchange contract, currency swap agreement, currency option, cap, floor, ceiling or collar agreement or other similar agreement or arrangement designed to protect such Person against fluctuations in currency exchange rates;

(3)	any forward contract, commodity futures contract, commodity option agreement, commodity swap agreement or other similar agreement or arrangement designed to protect against fluctuations in the price of commodities used, produced, processed or sold by that Person or any of its Restricted Subsidiaries at the time; and

(4)	other agreements or arrangements designed to protect such Person against fluctuations in interest rates, commodity prices or currency exchange rates, including Currency Exchange Protection Agreements.

“Holder” means the Person in whose name a Note is registered on the Registrar’s books.

“IFRS” means the International Financial Reporting Standards promulgated by the International Accounting Standards Board or any successor board or agency, as in effect from time to time.

“Immaterial Subsidiary” means, at any date of determination, any Restricted Subsidiary of the Company the Total Assets of which are less than US$2.5 million as of the end of the most recent full fiscal quarter for which internal financial statements are available immediately preceding the date of determination determined in accordance with IFRS; provided that all such Restricted Subsidiaries that are Immaterial Subsidiaries may not in the aggregate have Total Assets constituting in excess of US$7.5 million (such determination to be made at the end of each fiscal year based upon the most recent full fiscal quarter for which internal financial statements are available) determined in accordance with IFRS; provided further, that upon any Restricted Subsidiary or group of Restricted Subsidiaries ceasing to comply with the foregoing requirements, such Restricted Subsidiary or Restricted Subsidiaries will, to the extent necessary, comply with Section 4.19.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person (excluding accrued expenses and trade payables):

(1)	in respect of borrowed money;

(2)	evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3)	in respect of banker’s acceptances (except to the extent any such reimbursement obligations relate to trade payables and such obligations are satisfied within 30 days of incurrence);

(4)	representing Capital Lease Obligations;

(5)	representing the balance deferred and unpaid of the purchase price of any property due more than one year after such property is acquired;

(6)	the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any Subsidiary, any preferred stock (but excluding, in each case, any accrued dividends);

(7)	representing any Hedging Obligations;

(8)	the principal component of all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Persons; and

(9)	the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person,

provided that the foregoing indebtedness (other than clauses (3), (7), (8) and (9) and letters of credit) shall be included in this definition of “Indebtedness” only if, and to the extent that, the indebtedness would appear as a liability upon a balance sheet of such Person prepared in accordance with IFRS.

The term “Indebtedness” shall not include:

(1)	any lease of property which would be considered an operating lease under IFRS;

(2)	Contingent Obligations;

(3)	money borrowed and set aside at the time of the incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness; provided that such money is held to secure the payment of such interest;

(4)	any revolving credit facility to the extent any commitment under such revolving credit facility is undrawn (other than letters of credit, including if undrawn);

(5)	in connection with the purchase by the Company or any of its Restricted Subsidiaries of any business, any post-closing payment adjustments to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; or

(6)	any reclamation obligations.

“Indenture” means this instrument as originally executed or as it may from time to time be supplemented or amended by one or more indentures supplemental hereto entered into pursuant to the applicable provisions hereof.

“Indirect Participant” means a Person who holds a beneficial interest in a Global Note through a Participant.

“Initial Purchasers” means Credit Suisse Securities (USA) LLC, Scotia Capital (USA) Inc., Nedbank Limited, London Branch, ING Financial Markets LLC and BMO Capital Markets Corp.

“Insolvency or Liquidation Proceeding” means:

(1)	any case commenced by or against any Obligor under any Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of any Obligor, any receivership or assignment for the benefit of creditors relating to Obligors or any similar case or proceeding relative to the Obligors or its creditors, as such, in each case whether or not voluntary;

(2)	any liquidation, dissolution, marshalling of assets or liabilities or other winding up of or relating to any Obligor, in each case whether or not voluntary and whether or not involving bankruptcy or insolvency; or

(3)	any other proceeding of any type or nature in which substantially all claims of creditors of any Obligor are determined and any payment or distribution is or may be made on account of such claims.

“Intercreditor Agreement” means (i) the intercreditor agreement to be dated as of the Issue Date between, among others, the Company, the Guarantors, the collateral agent with respect to the Revolving Credit Agreement and the Notes Collateral Agent, as amended, restated or otherwise modified or varied from time to time and (ii) any replacement thereof or other intercreditor agreement that contains terms not materially less favorable to Holders than the intercreditor agreement referred to in clause (i).

“Interest Payment Date” means the Stated Maturity of an installment of interest on the Notes.

“Investment Grade Status” shall occur when the Notes are rated Baa3 or better by Moody’s and BBB- or better by S&P (or, if either such entity ceases to rate the Notes, the equivalent investment grade credit rating from any other “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act selected by the Company as a replacement agency).

“Investments” means, with respect to any Person, all direct or indirect investments by such Person in other Persons (including Affiliates) in the forms of loans (including Guarantees or other obligations, but excluding advances or extensions of credit to customers or suppliers made in the ordinary course of business), advances or capital contributions (excluding endorsements of negotiable instruments and documents in the ordinary course of business, and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with IFRS. If the Company or any of its Restricted Subsidiaries sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Company such that, after giving effect to any such sale or disposition, such Person is no longer a Restricted Subsidiary of the Company, the Company will be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Company’s Investments in such Restricted Subsidiary that were not sold or disposed of in an amount determined as provided in Section 4.8(d). Except as otherwise provided in this Indenture, for purposes of determining the amount of any Investment at any time outstanding, (a) the amount of an Investment will be determined at the time the Investment is made and without giving effect to subsequent changes in value and, to the extent applicable, shall be determined based on the equity value of such Investment, minus (b) any payments received on or in respect of any Investment (whether consisting of distributions, repayments of principal, returns of capital or dividends, redemptions or interest or otherwise).

“Issue Date” means the date of this Indenture.

“Joint Venture” means the unincorporated joint venture arrangement between the Company and the Joint Venture Partner that owns and operates the GK Diamond Mine pursuant to the Joint Venture Agreement.

“Joint Venture Agreement” means that certain amended and restated joint venture agreement dated July 3, 2009, by and among the Company, Camphor Ventures Inc. (which was subsequently amalgamated with the Company on October 1, 2014) and De Beers, as assigned to 2435386 Ontario Inc. effective October 2, 2014, as amended from time to time.

“Joint Venture Partner” means at any time (i) De Beers or (ii) if De Beers is not then the counterparty to the Company under the Joint Venture Agreement, any person or persons, from time to time, that is then the counterparty to the Company under the Joint Venture Agreement.

“Joint Venture Property” means the Joint Venture’s mineral property, comprising a certain group of mining claims and prospecting permits in the Northwest Territories, Canada and all other property of the Joint Venture.

“JV Interest Reduction” means the Company and its Restricted Subsidiaries ceasing to own at least forty percent (40.0%) of the rights, title and interest in the Joint Venture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof.

“Limited Condition Transaction” means any acquisition or other Permitted Investment the consummation of which is not conditioned on the availability of, or on obtaining, third party financing.

“Limited Guarantee” means a Guarantee by a Person organized other than in the United States and Canada, the amount of which is limited in order to comply with applicable requirements of law in the jurisdiction of organization of the applicable Person with respect to the enforceability of such Guarantee.

“Management Advances” means loans or advances made to, or Guarantees with respect to loans or advances made to, directors, Officers or employees of the Company or any of its Restricted Subsidiaries:

(1)	in respect of travel, entertainment or moving related expenses incurred in the ordinary course of business;

(2)	in respect of moving related expenses incurred in connection with any closing or consolidation of any facility or office; or

(3)	in the ordinary course of business and (in the case of this clause (3)) not exceeding US$5.0 million in the aggregate outstanding at any time.

“Maturity” means, with respect to any Indebtedness, the date on which any principal of such indebtedness becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

“Minority Interest” means the percentage interest represented by any shares of stock of any class of Capital Stock of a Restricted Subsidiary of the Company that are not owned by the Company or a Restricted Subsidiary of the Company.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to its ratings business.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration or Cash Equivalents received in any Asset Sale), net of the direct costs relating to such Asset Sale, including, without limitation:

(1)	all legal, accounting, investment banking, commissions and other fees and expenses incurred, title and recording tax expenses, and all federal, state, provincial, foreign and local taxes required to be paid or accrued as a liability under IFRS, as a consequence of such Asset Sale;

(2)	all payments made on any Indebtedness which is secured by any assets subject to such Asset Sale, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Sale, or by applicable law be repaid out of the proceeds from such Asset Sale;

(3)	all distributions and other payments required to be made to holders of Minority Interests in Subsidiaries or joint ventures as a result of such Asset Sale; and

(4)	the deduction of appropriate amounts to be provided by the seller as a reserve, in accordance with IFRS, or held in escrow, in either case for adjustment in respect of the sale price or for any liabilities associated with the assets disposed of in such Asset Sale and retained by the Company or any of its Restricted Subsidiaries after such Asset Sale.

“Non-Recourse Debt” means Indebtedness:

(1)	as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (b) is directly or indirectly liable as a guarantor or otherwise;

(2)	no default with respect to which (including any rights that the holders of the Indebtedness may have to take enforcement action against an Unrestricted Subsidiary) would permit, upon notice, lapse of time or both, any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment of the Indebtedness to be accelerated or payable prior to its Stated Maturity; and

(3)	the explicit terms of which provide there is no recourse to the stock or assets of the Company or any of its Restricted Subsidiaries (other than the Equity Interests of an Unrestricted Subsidiary).

“Notes Collateral Agent” means Computershare Trust Company, N.A., as collateral agent for the Trustee and the Holders.

“Notes Documents” means this Indenture, the Notes, the Notes Guarantees, the Security Documents and any other operative agreements evidencing or governing the Notes Obligations, including any agreement entered into for the purpose of securing the Notes Obligations.

“Notes Guarantee” means a Guarantee by each Guarantor of the Company’s Obligations under this Indenture and the Notes.

“Notes Obligations” means the Obligations arising pursuant to the Notes Documents.

“Notes Secured Parties” means the Trustee, the Notes Collateral Agent and the Holders.

“Obligations” means any principal, interest (including any interest and fees accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest or fees is an allowed claim under applicable state, federal or foreign law), penalties, fees, expenses, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Obligors” means, collectively, the Company and each of the Guarantors.

“Offering Circular” means the offering circular dated as of December 1, 2017 relating to the offering of the Original Notes.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, any Assistant Treasurer, Managing Director, or the Secretary or any Assistant Secretary of the Company or any other Person, as the case may be, or the equivalent position of any of the foregoing or, in the event that such Person is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of such Person.

“Officer’s Certificate” means a certificate signed by a responsible Officer.

“Opinion of Counsel” means an opinion from legal counsel reasonably satisfactory to the Trustee, who may be an employee of or counsel to the Company or any Subsidiary of the Company.

“Parent” means, with respect to any Person, any other Person of which such Person is a direct or indirect Subsidiary.

“Pari Collateral” means any “Collateral” as defined in any Security Document and any other Pari Debt Document or any other assets of any Obligor with respect to which a Lien is granted or purported to be granted pursuant to a Pari Collateral Document as security for any Pari Obligation.

“Pari Collateral Documents” means the Security Documents and each of the security agreements and other instruments and documents executed and delivered by any Obligor for purposes of providing collateral security for any Additional Pari Secured Indebtedness.

“Pari Debt Documents” means the Notes Documents and any Additional Pari Debt Documents.

“Pari Obligations” means the Notes Obligations and any Additional Pari Obligations.

“Pari Representative” means (i) in the case of the Notes and any Additional Pari Secured Indebtedness, the Notes Collateral Agent and (ii) in the case of any Additional Pari Secured Debt Facility and the Additional Pari Secured Parties thereunder, each Additional Pari Agent in respect of such Additional Pari Secured Debt Facility that is named as such in the applicable joinder agreement to the Intercreditor Agreement.

“Pari Secured Debt Facility” means this Indenture and any Pari Secured Debt Facility.

“Pari Secured Indebtedness” means the Notes Obligations and any Additional Pari Secured Indebtedness.

“Pari Secured Parties” means the Notes Secured Parties and any Additional Pari Secured Parties.

“Participants” means at any time (i) 2435386 Ontario Inc., or any successor or successors to the GK Participating Interest, (ii) the Joint Venture Partner and (iii) any other Person that becomes a party to the Joint Venture Agreement after the Issue Date and holds a participating interest in the Joint Venture for itself or in trust for itself and another Person.

“Permitted Business” means (i) any businesses, services or activities engaged in by the Company or any of its Restricted Subsidiaries on the Issue Date and (ii) the business, services or activities that are related or complementary to acquiring, exploring, exploiting, developing, producing, operating, transporting, marketing or disposing of diamonds and other gemstones and any business or activity relating to, arising from, or necessary, appropriate or incidental to the foregoing activities.

“Permitted Business Investments” means Investments made in (A) a Permitted Business, including through agreements, acquisitions, transactions, interests or arrangements which permit one to share (or have the effect of sharing) risks or costs, comply with regulatory requirements regarding ownership or satisfy other customary objectives in mining or other extraction businesses, and in any event including, without limitation, Investments made in connection with or in the form of: (i) direct or indirect ownership interests in diamond mining properties, surface rights, gathering or upgrading systems or facilities and any related licenses; (ii) operating agreements, development agreements, area of mutual interest agreements, pooling agreements, service contracts, joint venture agreements, partnership or limited liability company agreements (whether general or limited), working interests, royalty interests, mineral leases, farm in agreements, farm out agreements, contracts for the sale, transportation or exchange of diamonds or other gemstones or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto and (iii) direct or indirect ownership interests in diamond mining businesses and related equipment, including without limitation, transportation and processing equipment; and (B) Persons engaged in a Permitted Business.

“Permitted Collateral Liens” means:

(1)	Liens on the Collateral securing the Notes (excluding Additional Notes) and any Permitted Refinancing Indebtedness in respect thereof incurred to refinance such Notes incurred in compliance with Section 4.6(b)(v), and the related Guarantees or guarantees of such Permitted Refinancing Indebtedness; provided that such Liens will be subject to the Intercreditor Agreement and a representative, trustee or agent for the holders of such Indebtedness shall be party to the Intercreditor Agreement;

(2)	Liens on the Collateral to secure Indebtedness that is permitted by Section 4.6(b)(i); provided that, in each case, all property and assets (including, without limitation, the Collateral) securing such Indebtedness also secure the Notes and the Guarantees on a second lien basis (or at the option of the Company, on a senior or pari passu basis); provided further that such Liens on the Collateral may rank senior in priority to the Liens on the Collateral securing the Notes and the Guarantees; and provided further that a representative, trustee or agent for the holders of such Indebtedness shall be party to the Intercreditor Agreement (for the avoidance of doubt, such Indebtedness may receive priority as to enforcement proceeds from such Collateral);

(3)	Liens on assets constituting Collateral that are described in clauses (2) or (3) of the definition of “Permitted Liens”; provided that the Liens on such assets may rank senior with respect to such assets to the Liens securing the Notes;

(4)	Liens on the Collateral to secure (a) Indebtedness (including Additional Notes) that is permitted by Section 4.6(a) and Permitted Refinancing Indebtedness in respect thereof, so long as the Company’s Secured Net Leverage Ratio would have been no greater than 2:25 to 1:00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom and other transactions consummated in connection therewith and other appropriate pro forma adjustments) plus (b) Indebtedness at any one time outstanding that does not exceed US$25.0 million in aggregate principal amount; provided that, in each case, all property and assets (including, without limitation, the Collateral) securing such Indebtedness also secure the Notes and the Guarantees on a pari passu basis; provided further that, in each case, a representative, trustee or agent for the holders of such Indebtedness shall be party to the Intercreditor Agreement;

(5)	Liens on the Collateral to secure obligations under Hedging Obligations (other than Hedging Obligations in respect of commodity prices) permitted by Section 4.6(b)(viii) to the extent such Hedging Obligations relate to Indebtedness and any Permitted Refinancing Indebtedness in respect thereof and such Indebtedness is also secured by the Collateral; provided that, all property and assets (including without limitation the Collateral) securing such Indebtedness or Hedging Obligations also secure the Notes and any Guarantees on a second lien basis (or at the option of the Company, on a senior or pari passu basis); provided further that such Liens on the Collateral may rank senior in priority to the Liens on the Collateral securing the Notes and the Notes Guarantees; and provided further that a representative, trustee or agent for the holders of such obligations shall be party to the Intercreditor Agreement; and

(6)	Liens on the Collateral that are described in one or more of clauses (6), (7), (8), (9), (13), (15), (18), (19), (20), (21), (22), (23), (26), (27) and (30) of the definition of “Permitted Liens” and that, in each case, would not materially interfere with the ability of the Notes Collateral Agent to enforce any Lien over the Collateral.

“Permitted Investments” means:

(1)	any Investment in the Company or in any of its Restricted Subsidiaries;

(2)	any Investment in cash and Cash Equivalents;

(3)	any Investment by the Company or any of its Restricted Subsidiaries in any Person, if as a result of such Investment:

(i)	such Person becomes a Restricted Subsidiary of the Company; or

(ii)	such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any of its Restricted Subsidiaries;

(4)	any Investment made as a result of the receipt of non-cash consideration from (i) any sale, lease, conveyance or other disposition of assets that was made pursuant to and in compliance with Section 4.9 or (ii) a disposition of assets not constituting an Asset Sale;

(5)	any acquisition of assets or Capital Stock solely in exchange for the issuance of Equity Interests (other than Disqualified Stock) of the Company or any contribution to the capital of another Person consisting solely of Equity Interests (other than Disqualified Stock) of the Company;

(6)	any Investments received in compromise or resolution of (A) obligations of trade creditors or customers that were incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries, including pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of any trade creditor or customer; or (B) litigation, arbitration or other disputes with Persons who are not Affiliates;

(7)	Investments represented by Hedging Obligations not for speculative purposes;

(8)	receivables owing to the Company or any of its Restricted Subsidiaries created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Company or any such Restricted Subsidiary deems reasonable under the circumstances;

(9)	surety and performance bonds and workers’ compensation, utility, lease, tax, performance and similar deposits and prepaid expenses in the ordinary course of business, including surety bonds securing reclamation or environmental obligations;

(10)	Guarantees of Indebtedness permitted under Section 4.6;

(11)	Guarantees by the Company or any of its Restricted Subsidiaries of operating leases (other than Capital Lease Obligations) or of other obligations that do not constitute Indebtedness, entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(12)	Investments of a Restricted Subsidiary of the Company acquired after the Issue Date or of any entity merged into the Company or merged into or consolidated or amalgamated with a Restricted Subsidiary of the Company in accordance with Section 5.1 to the extent that such Investments were not made in contemplation of or in connection with such acquisition, merger, consolidation or amalgamation and were in existence on the date of such acquisition, merger, consolidation or amalgamation;

(13)	Investments received as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment in default;

(14)	any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date (except any Investment in respect of the GK Diamond Mine or pursuant to the Joint Venture Agreement) and any Investment consisting of an extension, modification or renewal of any Investment existing on, or made pursuant to a binding commitment existing on, the Issue Date; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment as in existence on the Issue Date or (b) as otherwise permitted under this Indenture;

(15)	Investments in the Notes and any other Indebtedness of the Company or any of its Restricted Subsidiaries;

(16)	Management Advances;

(17)	payroll, commission, travel, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(18)	Investments in any Person to the extent such Investments consist of prepaid expenses, negotiable instruments held for collection and lease, utility and workers’ compensation, performance and similar deposits made in the ordinary course of business by the Company or any of its Restricted Subsidiaries;

(19)	Permitted Business Investments in an aggregate amount not to exceed when taken together with all other Investments made pursuant to this clause that are at that time outstanding the greater of (x) US$65.0 million and (y) 9% of Total Assets at the time of such Investment (in each case, with the Fair Market Value of such Investment being measured at the time made and without giving effect to subsequent changes in value);

(20)	Investments in the Joint Venture relating to the diamond mining business of the Joint Venture;

(21)	other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (21) that are at the time outstanding, not to exceed $7.5 million in any fiscal year; provided that unused amounts in any fiscal year may be carried over to succeeding fiscal years; provided further that if an Investment is made pursuant to this clause in a Person that is not a Restricted Subsidiary of the Company and such Person subsequently becomes a Restricted Subsidiary of the Company or is subsequently designated a Restricted Subsidiary of the Company pursuant to Section 4.15 such Investment shall thereafter be deemed to have been made pursuant to clause (1) or (3) of the definition of “Permitted Investments” and not this clause (21);

(22)	Investments in joint ventures or any Unrestricted Subsidiaries in an aggregate amount not to exceed US$5.0 million in any fiscal year; provided that unused amounts in any fiscal year may be carried over to succeeding fiscal years subject to a maximum of US$10.0 million in any fiscal year; and

(23)	acquisitions of Investments in joint ventures to the extent required by, or made pursuant to, applicable buy/sell arrangements and/or similar binding arrangements.

“Permitted Liens” means, with respect to any Person:

(1)	Liens in favor of the Company or any Guarantor;

(2)	Liens on property of a Person existing at the time such Person is merged with or into or consolidated or amalgamated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger, consolidation or amalgamation and do not extend to any assets other than those of the Person merged into or consolidated or amalgamated with the Company or such Restricted Subsidiary;

(3)	Liens on property (including Capital Stock) existing at the time of acquisition of the property by the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to, such acquisition, and not incurred in contemplation of, such acquisition and do not extend to any other assets or property of the Company or any Restricted Subsidiary of the Company;

(4)	Liens existing on the Issue Date;

(5)	Liens on the assets of a Restricted Subsidiary of the Company that is not a Guarantor that secure Permitted Debt of such Restricted Subsidiary or another Restricted Subsidiary of the Company that is not a Guarantor;

(6)	Liens for taxes, assessments or governmental charges or claims that (x) are not yet delinquent for a period of more than 60 days or (y) that are being contested in good faith by appropriate proceedings and for which appropriate reserves have been made;

(7)	survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real property or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that were not incurred in connection with Indebtedness and that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person, and all reservations in the original grant of mineral rights in any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(8)	Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets;

(9)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payments of customs duties in connection with the importation of goods;

(10)	any attachment, prejudgment or judgment Lien that does not constitute an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(11)	Liens created for the benefit of (or to secure) the Notes issued on the Issue Date (and any Notes Guarantees thereof);

(12)	Liens to secure any Permitted Refinancing Indebtedness permitted to be incurred under this Indenture to refinance in whole or in part Indebtedness that was previously secured pursuant to clauses (2), (3), (4), (11), (28) and this clause (12) of this definition of “Permitted Liens”; provided, however, that:

(i)	the new Lien shall be limited to all or part of the same property and assets that secured or, under the written agreements pursuant to which the original Lien arose, could secure the original Lien (plus improvements and accessions to such property or proceeds or distributions thereof); and

(ii)	the Indebtedness secured by the new Lien is not increased to any amount greater than the sum of (x) the outstanding principal amount, or, if greater, committed amount, of the Indebtedness renewed, refunded, refinanced, replaced, redeemed, defeased or discharged with such Permitted Refinancing Indebtedness and (y) an amount necessary to pay any fees and expenses, including premiums, related to such renewal, refunding, refinancing, replacement, defeasance or discharge;

(13)	Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained or deposited with a depositary institution;

(14)	Liens on cash or Cash Equivalents (or other cash equivalents) securing reimbursement or indemnity obligations in respect of letters of credit, letters of guarantee or surety bonds securing or supporting reclamation or environmental obligations;

(15)	any (a) interest or title of a lessor or sublessor under any lease, mineral leases for bonus or rental payments and for compliance with the terms of such leases; (b) restriction or encumbrance that the interest or title of such lessor or sublessor may be subject to (including without limitation, ground leases or other prior leases of the demised premises, mortgages, mechanics’ liens, statutory tax liens, and easements); or (c) subordination of the interest of the lessee or sublessee under such lease to any restrictions or encumbrance referred to in the preceding clause (b);

(16)	Liens arising under this Indenture in favor of the Trustee for its own benefit and similar Liens in favor of other trustees, agents and representatives arising under instruments governing Indebtedness permitted to be incurred under this Indenture, provided, however, that such Liens are solely for the benefit of the trustees, agents or representatives in their capacities as such and not for the benefit of the holders of the Indebtedness;

(17)	Liens securing Hedging Obligations, which obligations are permitted by Section 4.6(b)(viii);

(18)	Liens upon specific items of inventory, receivables or other goods (or the proceeds thereof) of any Person securing such Person’s obligations in respect of bankers’ acceptances or receivables securitizations issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory, receivables or other goods (or the proceeds thereof);

(19)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of assets entered into in the ordinary course of business;

(20)	(i) mortgages, liens, security interests, restrictions, encumbrances or any other matters of record that have been placed by any developer, landlord, contractor or other third party on property over which the Company or any of its Restricted Subsidiaries has easement rights or on any real property leased by the Company or any of its Restricted Subsidiaries (including those arising from progress or partial payments by a third party relating to such property or assets) and subordination or similar agreements relating thereto and (ii) any condemnation or eminent domain proceedings or compulsory purchase order affecting real property;

(21)	Liens on Investments in an Unrestricted Subsidiary;

(22)	pledges of goods, the related documents of title and/or other related documents arising or created in the ordinary course of the Company or any of its Restricted Subsidiaries’ business or operations as Liens only for Indebtedness to a bank or financial institution directly relating to the goods or documents on or over which the pledge exists;

(23)	(a) Liens on the ownership interests in, or assets owned by, any joint ventures which are not Restricted Subsidiaries of the Company securing contributions to, or obligations of, such joint ventures; (b) customary rights of first refusal and tag-along, drag-along and similar rights in joint venture agreements; and (c) Liens on joint venture assets or ownership interests in any joint venture securing obligations to joint venture partners pursuant to the terms of the applicable joint venture agreement;

(24)	Liens under industrial revenue, municipal or similar bonds;

(25)	Liens created on any asset of the Company or any of its Restricted Subsidiaries established to hold assets of any stock option plan or any other management or employee benefit or incentive plan or unit trust of the Company or any of its Restricted Subsidiaries securing any loan to finance the acquisition of such assets;

(26)	the following ordinary course items:

(i)	leases, licenses, subleases or sublicenses (including, without limitation, real property and intellectual property rights) granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole;

(ii)	landlords’, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or the like Liens arising by contract or statute in the ordinary course of business;

(iii)	pledges or deposits made (A) in connection with leases, tenders, bids, statutory obligations, surety or appeal bonds, government contracts, performance bonds and similar obligations, or (B) in connection with workers’ compensation, unemployment insurance and other social security legislation (including, in each case, Liens to secure letters of credit issued to assure payment of such obligations);

(iv)	Liens arising from UCC financing statement filings under U.S. state law or PPSA filings (or similar filings under applicable jurisdictions) regarding (i) operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business and/or (ii) the sale of accounts receivable in the ordinary course of business for which a UCC financing statement filing, PPSA filing or similar financing statement under the applicable jurisdiction is required; and

(v)	Liens on insurance policies and proceeds thereof, or other deposits, to secure insurance premium financings in the ordinary course of business;

(27)	Liens on cash set aside at the time of the incurrence of any Indebtedness or government securities purchased with such cash, in either case, to the extent such cash or government securities prefund the payment of interest on such Indebtedness and are held in an escrow account or similar arrangement to be applied for such purpose;

(28)	Liens securing Indebtedness permitted by Section 4.6(b)(iv) covering only the assets acquired with or financed by such Indebtedness;

(29)	Liens arising under farm out agreements, farm in agreements, contracts for the sale, purchase, exchange, transportation, gathering or processing of minerals or ore, declarations, orders and agreements, partnership agreements, operating agreements, royalties, working interests, carried working interests, net profit interests, joint interest billing arrangements, participation agreements, production sales contracts, area of mutual interest agreements, deferred production agreements, other disposal agreements, seismic or geophysical permits or agreements, licenses, sublicenses and other agreements entered into in the ordinary course of business and which are customary in the mining industry;

(30)	Liens on cash and/or Cash Equivalents arising in connection with the defeasance, discharge or redemption of Indebtedness;

(31)	Liens securing Guarantees of any Indebtedness or other obligations otherwise permitted to be secured by a Lien under this Indenture;

(32)	liens, pledges or deposits made in the ordinary course of business to secure liability to insurance carriers;

(33)	Liens on equipment of the Company or any of its Restricted Subsidiaries granted in the ordinary course of business or consistent with industry practice to the Company’s or such Restricted Subsidiary’s supplier at which such equipment is located;

(34)	Liens (i) solely on any cash earnest money deposits made by the Company or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement in respect of any Investment permitted under this Indenture or (ii) consisting of an agreement to dispose of any property permitted to be sold pursuant to Section 4.9;

(35)	Liens on a product, business, license or other assets to secure contractual payments (contingent or otherwise) payable by the Company or its Subsidiaries to a seller after the consummation of an acquisition of such product, business, license or other assets;

(36)	in the case of real or immovable property located in Canada, reservations, limitations, provisos and conditions expressed in any original grant from the Crown or other grants of real or immovable property, or interests therein, that do not materially affect the use of the affected land for the purpose for which it is used by the Company or the applicable Guarantor;

(37)	rights reserved to or vested in any Canadian governmental authority by the terms of any lease, license, franchise, grant or permit or by any Canadian (federal or provincial) statutory provision to terminate any such lease, license, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(38)	security given to a Canadian public utility or Canadian (federal or provincial) governmental authority when required by such utility or authority in connection with operations in Canada in the ordinary course of its business;

(39)	undetermined or inchoate Liens, arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with applicable law or of which written notice has not been duly given in accordance with applicable law or which, although filed or registered, relate to obligations not due or delinquent;

(40)	servicing agreements, developing agreements, site plan agreements and other agreements with governmental authorities pertaining to the use or development of any of the assets of the Company or any of its Restricted Subsidiaries; provided that such Person complies in all material respects with such agreements and such agreements do not materially reduce the value of the assets of such Person or materially interfere with the use of such assets in the operation of the business of such Person;

(41)	Liens arising solely in connection with rights of dissenting equity holders pursuant to any requirement of law in respect of any acquisition permitted by this Indenture;

(42)	Liens on assets not constituting Collateral securing Indebtedness in an aggregate outstanding principal amount not to exceed US$2.5 million at any time; and

(43)	any extension, renewal, refinancing or replacement, in whole or in part, of any Lien described in the foregoing clauses (2) through (41) or this clause (43)); provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced.

“Permitted Refinancing Indebtedness” means any Indebtedness (including Indebtedness incurred in the future) of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used at any time to extend, renew, refund, refinance, replace, exchange, redeem, defease or discharge other Indebtedness of the Company or any of its Restricted Subsidiaries (other than intercompany Indebtedness), including Indebtedness that refinances Permitted Refinancing Indebtedness; provided that:

(1)	the aggregate principal amount (or accreted value, if applicable, or if issued with original issue discount, aggregate issue price) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable, or if issued with original issue discount, aggregate issue price) (or, if greater, the committed amount (only to the extent the committed amount could have been incurred or issued on the date of initial incurrence or issuance and was deemed incurred or issued at such time for the purposes of Section 4.6) of the Indebtedness being extended, renewed, refunded, refinanced, replaced, exchanged, redeemed, defeased or discharged (plus all accrued interest on the Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith);

(2)	such Permitted Refinancing Indebtedness has (a) a final maturity date that is either (i) no earlier than the final maturity date of the Indebtedness being renewed, refunded, refinanced, replaced, redeemed, exchanged, defeased or discharged or (ii) after the final maturity date of the Notes and (b) has a Weighted Average Life to Maturity that is equal to or greater than the Weighted Average Life to Maturity of the Indebtedness being extended, renewed, refunded, refinanced, replaced, redeemed, defeased or discharged;

(3)	if the Indebtedness being extended, renewed, refunded, refinanced, replaced, defeased or discharged is expressly contractually subordinated in right of payment to the Notes or the Notes Guarantee, as the case may be, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes or the Notes Guarantee, as the case may be, on terms at least as favorable to the holders of Notes or the Notes Guarantee, as the case may be, as those contained in the documentation governing the Indebtedness being extended, renewed, refunded, refinanced, replaced, exchanged, defeased or discharged; and

(4)	such Indebtedness is incurred by the Company, any Guarantor or by any Restricted Subsidiary of the Company that was an obligor (including, without limitation, as borrower, Company or guarantor) on the Indebtedness being refinanced and is guaranteed only by the Company, any Guarantor or Persons who were obligors (including, without limitation, as borrower, Company or guarantor) on the Indebtedness being refinanced.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company or government or other entity.

“PPSA” means the Personal Property Security Act (Ontario) and the regulations thereunder, as from time to time in effect, provided, however, if validity, attachment, perfection (or opposability), effect of perfection or non-perfection or priority of the Notes Collateral Agent’s security interests in any Collateral are governed by the personal property security laws or laws relating to movable property of any other jurisdiction (including the Civil Code (Quebec)), the term “PPSA” shall mean such other personal property security laws or laws relating to movable property for the purposes of the provisions hereof relating to such validity, attachment, perfection (or opposability), effect of perfection or non-perfection or priority and for the definitions related to such provisions.

“Private Placement Legend” means the legend set forth in Section 2.6(f)(ii) and in Exhibit 1 – Form of Note, which is required to be placed on all Notes issued under this Indenture except where otherwise permitted by this Indenture.

“Proceeds” means the proceeds of any sale, collection or other liquidation of Shared Collateral, any payment or distribution made in respect of Shared Collateral in an Insolvency or Liquidation Proceeding and any amounts received by any Senior Representative or any Senior Secured Party from a Pari Secured Party in respect of Shared Collateral pursuant to the Intercreditor Agreement.

“QIB” means “qualified institutional investor” as defined in Rule 144A.

“Qualified Capital Stock” of any Person means any Capital Stock of such Person that is not Disqualified Stock.

“Rating Agencies” means Moody’s and S&P or, in the event Moody’s and S&P no longer assigns a rating to the Notes, any other “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act selected by the Company as a replacement agency.

“Record Date” for the interest payable on any Interest Payment Date means the June 1 or December 1 (whether or not a Business Day), as the case may be, next preceding such Interest Payment Date.

“Redemption Date,” when used with respect to any Note to be redeemed, in whole or in part, means the date fixed for such redemption by or pursuant to this Indenture.

“Redemption Price,” when used with respect to any Note to be redeemed, means the price at which it is to be redeemed pursuant to this Indenture.

“Registered Equivalent Notes” means, with respect to any notes originally issued in a Rule 144A or other private placement transaction under the Securities Act, substantially identical notes (having the same Guarantees) issued in a dollar for dollar exchange therefor pursuant to an exchange offer registered with the SEC.

“Registrar” means Computershare Trust Company, N.A., in such capacity, or any successor Registrar appointed under this Indenture.

“Regulation S” means Regulation S under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

“Regulation S Global Note” means a Global Note bearing the Global Note Legend and the Private Placement Legend and deposited with the Custodian and registered in the name of Cede & Co., as nominee for DTC, that will be issued in an initial amount equal to the principal amount of the Notes resold by the Initial Purchasers in reliance on Regulation S.

“Replacement Assets” means properties and/or assets that replace the properties and/or assets that were the subject of an Asset Sale.

“Representatives” means the Senior Representatives and the Pari Representatives.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Revolving Credit Agreement” means that certain Senior Secured Revolving Credit Agreement, dated as of the Issue Date, among the Company, the guarantors party thereto and the lenders party thereto and The Bank of Nova Scotia, as administrative agent, as such may be amended, restated, modified, renewed, refunded, replaced or refinanced, in whole or in part, from time to time (including, whether the Indebtedness thereunder is revolving Indebtedness or term Indebtedness, whether the parties thereto are replaced or whether the amount borrowed thereunder increases or decreases; provided, that any additional Indebtedness is incurred in accordance with Section 4.6.

“Revolving Credit Agreement Documents” means the Revolving Credit Agreement and the other “Loan Documents” (or other similar term) as defined in the Revolving Credit Agreement.

“Revolving Credit Agreement Secured Parties” means the “Secured Parties” (or other similar term) as defined in the Revolving Credit Agreement Security Agreement.

“Revolving Credit Agreement Security Agreement” means the “Collateral Agreement” (or other similar term) as defined in the Revolving Credit Agreement.

“Revolving Credit Agreement Collateral Agent” means The Bank of Nova Scotia, in its capacity as collateral agent under the Revolving Credit Agreement, and any successor thereto or assign thereof.

“Revolving Credit Agreement Obligations” means the “Secured Obligations” (or other similar term) as defined in the Revolving Credit Agreement.

“Rule 144A” means Rule 144A under the Securities Act (including any successor regulation thereto), as it may be amended from time to time.

“S&P” means Standard & Poor’s Ratings Group or any successor to its ratings business.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Net Debt” means, as of any date, the total amount of Indebtedness of the Company and its Restricted Subsidiaries determined on a consolidated basis (excluding Hedging Obligations) that is secured by a Lien on any assets or property of the Company or its Restricted Subsidiaries, minus (without duplication) the Unrestricted Cash Amount, in each case, as of the end of the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such Indebtedness is incurred. For the avoidance of doubt, for purposes of calculating the Secured Net Leverage Ratio as a condition to the incurrence of any Indebtedness, the proceeds of any Indebtedness being incurred in reliance on such ratio shall not be included in the Unrestricted Cash Amount (but the Company may give pro forma effect to the repayment of any Indebtedness to be repaid with such proceeds).

“Secured Net Leverage Ratio” means, as of any date, the ratio of (a) Secured Net Debt as of such date to (b) Consolidated EBITDA for the most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred, in each case, with such pro forma adjustments to Secured Net Debt and Consolidated EBITDA as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Secured Parties” means (i) the Holders, (ii) the Trustee and (iii) the Agents.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” means (i) the security agreement, the share pledges, the assignment of the Joint Venture Agreement and any other instrument and document executed and delivered pursuant to this Indenture or otherwise or any of the foregoing, as the same may be amended, supplemented or otherwise modified from time to time and pursuant to which the Collateral and any other Liens in favor of the Notes Collateral Agent as security for the Notes and the Notes Guarantees are pledged, assigned or granted to or on behalf of the Notes Collateral Agent for the benefit of Holders or notice of such pledge, assignment or grant is given; and (ii) the Intercreditor Agreement.

“Senior Collateral” means any “Collateral” (or other similar term) as defined in any Revolving Credit Agreement Document or any other Senior Debt Document or any other assets of any Obligor with respect to which a Lien is granted or purported to be granted pursuant to a Senior Collateral Document as security for any Senior Obligation.

“Senior Collateral Documents” means the Revolving Credit Agreement Security Agreement and the other “Collateral Documents” (or other similar term) as defined in the Revolving Credit Agreement, the Intercreditor Agreement and each of the security agreements and other instruments and documents executed and delivered by any Obligor for purposes of providing collateral security for any Senior Obligation.

“Senior Debt Documents” means (a) the Revolving Credit Agreement Documents and (b) any Additional Senior Debt Documents.

“Senior Lien” means the Liens on the Senior Collateral in favor of the Senior Secured Parties under the Senior Collateral Documents.

“Senior Obligations” means the Revolving Credit Agreement Obligations and any Additional Senior Obligations.

“Senior Representative” means (i) in the case of any Revolving Credit Agreement Obligations or the Revolving Credit Agreement Secured Parties, the Revolving Credit Agreement Collateral Agent, and (ii) in the case of any Additional Senior Secured Debt Facility and the Additional Senior Secured Parties thereunder, each Additional Senior Agent in respect of such Additional Senior Secured Debt Facility that is named as such in the applicable joinder agreement to the Intercreditor Agreement.

“Senior Secured Debt Facilities” means the Revolving Credit Agreement and any Additional Senior Secured Debt Facilities.

“Senior Secured Parties” means the Revolving Credit Agreement Secured Parties and any Additional Senior Secured Parties.

“Shared Collateral” means, at any time, Collateral in which the holders of Senior Obligations under at least one Senior Secured Debt Facility and the holders of Pari Obligations under at least one Pari Secured Debt Facility (or any of their respective Representatives) hold a security interest at such time. If, at any time, any portion of the Senior Collateral under one or more Senior Secured Debt Facilities does not constitute Pari Collateral under one or more Pari Secured Debt Facilities, then such portion of such Senior Collateral shall constitute Shared Collateral only with respect to the Pari Secured Debt Facilities for which it constitutes Pari Collateral and shall not constitute Shared Collateral for any Pari Secured Debt Facility which does not have a security interest in such Collateral at such time.

“Significant Subsidiary” means, at the date of determination, any Restricted Subsidiary of the Company that together with its Subsidiaries which are Restricted Subsidiaries of the Company (i) for the most recent fiscal year, accounted for more than 10% of the consolidated revenues of the Company or (ii) as of the end of the most recent fiscal year, was the owner of more than 10% of the consolidated assets of the Company.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which the payment of interest or principal was scheduled to be paid in the original documentation governing such Indebtedness (or as of the Issue Date if later), and will not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of the Company or any of the Guarantors (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to the Notes pursuant to a written agreement or any Indebtedness of a Guarantor (whether outstanding on the Issue Date or thereafter incurred) which is subordinate or junior in right of payment to the Notes Guarantee pursuant to a written agreement, as the case may be.

“Subsidiary” means, with respect to any specified Person:

(1)	any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders’ agreement that effectively transfers voting power) to vote in the election of directors, managers or trustees of the corporation, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2)	any partnership, joint venture, limited liability company or similar entity of which (a) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Tax” means any present or future tax, duty, levy, fee impost, assessment or other governmental charge (including penalties, interest and any other additions thereto that are imposed by any government or other taxing authority, and, for the avoidance of doubt, including any withholding or deduction for or on account of Tax). “Taxes” and “Taxation” shall be construed to have corresponding meanings.

“Total Assets” means, with respect to any specified Person at any time, the total assets of such Person and its Subsidiaries which are Restricted Subsidiaries, in each case as shown on the most recent balance sheet of such Person, determined on a consolidated basis in accordance with IFRS; provided that, for purposes of calculating “Total Assets” for purposes of testing the covenants under this Indenture in connection with any transaction, the total consolidated assets of the Company and its Restricted Subsidiaries shall be adjusted to reflect any acquisitions and dispositions of assets that have occurred during the period from the date of the applicable balance sheet through the applicable date of determination, including any such transactions occurring on the date of determination.

“Transactions” means the issuance and sale of the Notes and the entry into the related Notes Documents, the entry into the Revolving Credit Agreement and the related Revolving Credit Agreement Documents, the repayment of the Existing Loan Facility with proceeds of the Notes and the termination thereof, together with the payment of the related fees and expenses.

“Transfer Agent” means Computershare Trust Company, N.A., in such capacity, or any successor Transfer Agent appointed under this Indenture.

“Treasury Rate” means as of any Redemption Date, the yield to maturity as of such redemption of U.S. Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519)) that has become publicly available at least two Business Days (but not more than five Business Days) prior to the Redemption Date (or, if such statistical release is no longer published or available, any publicly available source of similar market data) most nearly equal to the period from the Redemption Date to December 15, 2019, provided, however, that if the period from the Redemption Date to December 15, 2019 is less than one year, the weekly average yield on actually traded U.S. Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means, (i) when used with respect to the Trustee, any managing director, director, vice president, assistant vice president, associate or trust officer in the agency and trust department of the Trustee or any other officer of the Trustee customarily performing functions similar to those performed by any of the above-designated officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject, and, in each case, who shall have direct responsibility for the administration of this Indenture, and (ii) when used with respect to the Notes Collateral Agent, any managing director, director, vice president, assistant vice president, associate or trust officer in the agency and trust department of the Notes Collateral Agent or any other officer of the Notes Collateral Agent customarily performing functions similar to those performed by any of the above-designated officers, and also means, with respect to a particular corporate trust matter, any other officer to whom such matter is referred because of his or her knowledge of and familiarity with the particular subject, and, in each case, who shall have direct responsibility for the administration of this Indenture.

“Trustee” means Computershare Trust Company, N.A., in such capacity, the party named as such in this Indenture until a successor replaces it in accordance with the applicable provisions of this Indenture and, thereafter, means the successor serving hereunder.

“UCC” means the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that, at any time, if by reason of mandatory provisions of law, any or all of the perfection or priority of the Notes Collateral Agent’s security interest in any item or portion of the Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other that the State of New York, the term “UCC” shall mean the Uniform Commercial Code as in effect, at such time, in such other jurisdiction for purposes of the provisions hereof relating to such perfection or priority and for purposes of definitions relating to such provisions.

“Unrestricted Cash Amount” means, as to any Person on any date of determination, the amount of unrestricted cash and Cash Equivalents of such Person that would be stated on the balance sheet of such Person and held by such Person as of such date of determination, in accordance with IFRS.

“Unrestricted Subsidiary” means any Subsidiary of the Company that is designated by the Board of Directors of the Company as an Unrestricted Subsidiary pursuant to a resolution of the Board of Directors; provided that at the time of such designation, no Event of Default under this Indenture has occurred and is continuing, but only to the extent that, at the time of such designation, such Subsidiary:

(1)	has no Indebtedness other than Non-Recourse Debt ;

(2)	except as permitted by Section 4.10, is not party to any agreement, contract, arrangement or understanding with the Company or any of its Restricted Subsidiaries unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company; and

(3)	is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results.

“U.S. dollar” or “US$” means the lawful currency of the United States of America.

“U.S. Government Obligations” means direct obligations of, or obligations guaranteed by, the United States of America, and the payment for which the United States pledges its full faith and credit.

“U.S. Person” means a “United States person” within the meaning of Section 7701(a)(30) of the Code.

“Voting Stock” of any specified Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1)	the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity, in respect of the Indebtedness, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment; by

(2)	the then outstanding principal amount of such Indebtedness.

“WURA” means the Winding Up and Restructuring Act (Canada) as now and hereafter in effect, or any successor statute.

1.2	Other Definitions

Term	Defined in Section
“Additional Amounts”	4.12(a)
“Additional Notes”	2.14
“Affiliate Transaction”	4.10(a)
“Asset Sale Offer”	4.9(d)
“Authenticating Agent”	2.2
“Authentication Order”	2.2
“Authorized Agent”	12.7
“Canadian Defined Benefit Plan”	4.18
“Change of Control Offer”	4.11(a)
“Change of Control Payment”	4.11(a)
“Change of Control Payment Date”	4.11(a)
“Code”	4.12(a)(ix)
“Covenant Defeasance”	8.3
“Defaulted Interest”	2.11
“Event of Default”	6.1(a)
“Excess Proceeds”	4.9(c)
“incur”	4.6(a)
“LCT Election”	1.4
“LCT Election Test Date”	1.4
“Legal Defeasance”	8.2
“Judgment Currency”	12.13
“JV Interest Reduction Offer”	4.21(a)
“JV Interest Reduction Payment”	4.21(a)
“JV Interest Reduction Payment Date”	4.21(a)
“Note Obligations”	10.1(a)
“Notes”	Recitals
“Original Notes”	Recitals
“Participants”	2.1(c)
“Paying Agent”	2.3
“Payment Default”	6.1(a)(v)(A)
“Permitted Debt”	4.6(b)
“Regulation 803 Reimbursement”	4.12(b)
“Relevant Jurisdictions”	4.12(a)
“Relevant Tax Jurisdiction”	4.12(a)
“Replacement Note”	2.7
“Restricted Payments”	4.8(a)(iv)
“Suspended Covenants”	4.17(a)
“Suspension Period”	4.17(a)
“Security Register”	2.3
“Tax Redemption Date”	3.9

1.3	Rules of Construction

Unless the context otherwise requires:

(a)        a term has the meaning assigned to it;

(b)        an accounting term not otherwise defined has the meaning assigned to it in accordance with IFRS;

(c)        “or” is not exclusive;

(d)        “including” or “include” means including or include without limitation;

(e)        words in the singular include the plural and words in the plural include the singular;

(f)        unsecured or unguaranteed Indebtedness shall not be deemed to be subordinate or junior to secured or guaranteed Indebtedness merely by virtue of its nature as unsecured or unguaranteed Indebtedness;

(g)        the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Indenture and the Notes as a whole and not to any particular Article, Section, Clause or other subdivision; and

(h)        for purposes of the covenants and definitions set forth in this Indenture except as otherwise provided for in Section 4.6(g), any amounts stated in U.S. dollars shall be deemed to include both U.S. dollars and Dollar Equivalents.

1.4	Limited Condition Transactions

(a)        When calculating the availability under any basket or ratio under this Indenture or compliance with any provision of this Indenture in connection with any Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence or issuance of Indebtedness, Disqualified Stock or preferred stock and the use of proceeds thereof, the incurrence of Liens, repayments and Restricted Payments), in each case, at the option of the Company (the Company’s election to exercise such option, an “LCT Election”), the date of determination for availability under any such basket or ratio and whether any such action or transaction is permitted (or any requirement or condition therefor is complied with or satisfied (including as to the absence of any continuing Default or Event of Default)) under this Indenture shall be deemed to be the date (the “LCT Test Date”) the acquisition agreements for such Limited Condition Transaction are entered into (or, if applicable, the date of delivery of an irrevocable notice, declaration of a Restricted Payment or similar event), and if, after giving pro forma effect to the Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence or issuance of Indebtedness, Disqualified Stock or preferred stock and the use of proceeds thereof, the incurrence of Liens, repayments and Restricted Payments) and any related pro forma adjustments, the Company or any of its Restricted Subsidiaries would have been permitted to take such actions or consummate such transactions on the relevant LCT Test Date in compliance with such ratio, test or basket (and any related requirements and conditions), such ratio, test or basket (and any related requirements and conditions) shall be deemed to have been complied with (or satisfied) for all purposes (in the case of Indebtedness, for example, whether such Indebtedness is committed, issued or incurred at the LCT Test Date or at any time thereafter); provided, that (a) if financial statements for one or more subsequent fiscal quarters shall have become available, the Company may elect, in its sole discretion, to re-determine all such ratios, tests or baskets on the basis of such financial statements, in which case, such date of redetermination shall thereafter be deemed to be the applicable LCT Test Date for purposes of such ratios, tests or baskets, and (b) except as contemplated in the foregoing clause (a), compliance with such ratios, tests or baskets (and any related requirements and conditions) shall not be determined or tested at any time after the applicable LCT Test Date for such Limited Condition Transaction and any actions or transactions related thereto (including acquisitions, Investments, the incurrence or issuance of Indebtedness, Disqualified Stock or preferred stock and the use of proceeds thereof, the incurrence of Liens, repayments and Restricted Payments).

(b)         For the avoidance of doubt, if the Company has made an LCT Election, (1) if any of the ratios, tests or baskets for which compliance was determined or tested as of the LCT Test Date would at any time after the LCT Test Date have been exceeded or otherwise failed to have been complied with as a result of fluctuations in any such ratio, test or basket, including due to fluctuations in EBITDA or total assets of the Company or the Person subject to such Limited Condition Transaction, such baskets, tests or ratios will not be deemed to have been exceeded or failed to have been complied with as a result of such fluctuations; (2) if any related requirements and conditions (including as to the absence of any continuing Default or Event of Default) for which compliance or satisfaction was determined or tested as of the LCT Test Date would at any time after the LCT Test Date not have been complied with or satisfied (including due to the occurrence or continuation of an Default or Event of Default), such requirements and conditions will not be deemed to have been failed to be complied with or satisfied (and such Default or Event of Default shall be deemed not to have occurred or be continuing); and (3) in calculating the availability under any ratio, test or basket in connection with any action or transaction unrelated to such Limited Condition Transaction following the relevant LCT Test Date and prior to the earlier of the date on which such Limited Condition Transaction is consummated or the date that the definitive agreement or date for redemption, purchase or repayment specified in an irrevocable notice for such Limited Condition Transaction is terminated, expires or passes, as applicable, without consummation of such Limited Condition Transaction, any such ratio, test or basket shall be determined or tested giving pro forma effect to such Limited Condition Transaction; provided that for purposes of calculating amounts available to make Restricted Payments under Section 4.8(a)(C) only, the Consolidated Net Income shall not include any Consolidated Net Income of or attributable to the target company or assets associated with any such Limited Condition Transaction unless and until the closing of such Limited Condition Transaction shall have actually occurred.

2.	The Notes

2.1	The Notes

(a)         Form and Dating. The Notes and the Trustee’s certificate of authentication shall be substantially in the form of Exhibit 1 hereto with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture. The Notes may have notations, legends or endorsements required by law, the rules of any securities exchange or usage. The Company shall approve the form of the Notes and any notation, legend or endorsement thereon. Each Note shall be dated the date of its authentication. The terms and provisions contained in the form of the Notes shall constitute and are hereby expressly made a part of this Indenture. However, to the extent any provision of any Note conflicts with the express provisions of this Indenture, the provisions of this Indenture shall govern and be controlling. The Notes shall be in minimum denominations of US$2,000 and integral multiples of US$1,000 in excess thereof.

(b)	Global Notes.

(i)         Notes issued in global form shall be substantially in the form of Exhibit 1 hereto with such applicable legends as are provided in such Exhibit. Each Global Note will represent such of the outstanding Notes as will be specified therein and each shall provide that it represents the aggregate principal amount of outstanding Notes from time to time endorsed thereon and that the aggregate principal amount of outstanding Notes represented thereby may from time to time be reduced or increased, as appropriate, to reflect exchanges, redemptions, repurchases and cancellations. Any endorsement of a Global Note to reflect the amount of any increase or decrease in the aggregate principal amount of outstanding Notes represented thereby will be made by the Trustee or the Registrar, at the direction of the Trustee, in accordance with instructions given by the Holder thereof as required by Section 2.6 hereof.

(ii)         Notes sold to QIBs pursuant to Rule 144A under the Securities Act shall be issued initially in the form of a 144A Global Note, which shall be deposited with the Custodian for DTC and registered in the name of Cede & Co., the nominee of DTC, duly executed by the Company and authenticated by the Trustee or the Authenticating Agent as herein provided. The aggregate principal amount of the 144A Global Note may from time to time be increased or decreased by adjustments made on Schedule A to each such Global Note, as herein provided.

(iii)         Notes offered and sold in reliance on Regulation S shall be issued initially in the form of a Regulation S Global Note, which shall be deposited with the Custodian for DTC and registered in the name of Cede & Co., the nominee of DTC, duly executed by the Company and authenticated by the Trustee as herein provided. The aggregate principal amount of the Regulation S Global Note may from time to time be increased or decreased by adjustments made on Schedule A to each such Global Note, as herein provided.

(c)         Book-Entry Provisions. Book-Entry Interests will be limited to persons that have accounts with DTC or persons that may hold interests through such participants, including through Euroclear and Clearstream. Ownership of interests in the Book-Entry Interests and transfers thereof will be subject to restrictions on transfer and certification requirements as set forth herein. In addition, transfers of Book-Entry Interests between participants in DTC, participants in Euroclear or participants in Clearstream will be effected by DTC, Euroclear or Clearstream pursuant to customary procedures and subject to the applicable rules and procedures established by DTC, Euroclear or Clearstream and their respective participants.

Members of, or participants and account holders in, DTC, Euroclear and Clearstream (“Participants”) shall have no rights under this Indenture with respect to any Global Note held on their behalf by the Depositary or by the Trustee or any custodian of the Depositary or under such Global Note, and the Depositary or its nominee may be treated by the Company, the Guarantors, the Trustee and any agent of an Company, a Guarantor or the Trustee as the sole owner of such Global Note for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Company, the Guarantors, the Trustee or any agent of an Company, a Guarantor or the Trustee from giving effect to any written certification, proxy or other authorization furnished by the Depositary or impair, as between the Depositary and its Participants, the operation of customary practices of such persons governing the exercise of the rights of an owner of a beneficial interest in any Global Note.

(d)         Definitive Registered Notes. Definitive Registered Notes issued upon transfer of a Book-Entry Interest or a Definitive Registered Note, or in exchange for a Book-Entry Interest or a Definitive Registered Note, shall be issued in accordance with this Indenture.

Definitive Registered Notes will be substantially in the form of Exhibit 1 hereto and will have a legend with respect to restrictions on transfer as set forth in such Exhibit.

The registered Holder of a Note may grant proxies and otherwise authorize any Person, including Participants and Persons that may hold interests through Participants, to take any action that a Holder is entitled to take under this Indenture or the Notes.

Except as provided in this Section 2.1(d) and Section 2.6, owners of a Book-Entry Interest in Notes will not be entitled to receive Definitive Registered Notes.

2.2	Execution and Authentication

An Officer of the Company shall sign the Notes for the Company by manual or facsimile signature.

If an Officer whose signature is on a Note no longer holds that office at the time the Trustee authenticates the Note, the Note shall be valid nevertheless.

A Note shall not be valid or obligatory for any purpose until an authorized signatory of the Trustee or the Authenticating Agent signs the certificate of authentication on the Note by manual signature. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture. Notwithstanding the foregoing, if any Note shall have been authenticated and delivered hereunder but never issued and sold by the Company, the Company shall deliver such Note to the Trustee for cancellation as provided for in Section 2.10 hereof.

Pursuant hereto, the Trustee or the Authenticating Agent will, upon receipt of a Company Order (an “Authentication Order”), authenticate (a) on the Issue Date, Original Notes executed and delivered to it by the Company in an aggregate principal amount of US$330,000,000 and (b) Additional Notes subject to compliance at the time of issuance of such Additional Notes with the provisions of this Indenture. The aggregate principal amount of Notes outstanding shall not exceed the aggregate principal amount of Notes authorized for issuance by the Company pursuant to one or more Company Orders, except as provided in Section 2.7.

The Trustee may appoint one or more authenticating agents (each, an “Authenticating Agent”), reasonably acceptable to the Company to authenticate the Notes. Unless limited by the terms of such appointment, any such Authenticating Agent may authenticate Notes whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by any such agent. An Authenticating Agent has the same rights as any Registrar, Transfer Agent or Paying Agent to deal with the Holders, the Company or an Affiliate of the Company.

The Trustee shall have the right to decline to authenticate and deliver any Notes under this Section 2.2 if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to existing Holders.

2.3         Paying Agent, Registrar and Transfer Agent for the Notes

The Company shall maintain one or more paying agents (each, a “Paying Agent”) for the Notes in the contiguous United States. The initial Paying Agent, as appointed by the Company, will be Computershare Trust Company, N.A. and Computershare Trust Company, N.A. hereby accepts such appointment.

The Company shall also maintain both a Registrar and a Transfer Agent with offices in the contiguous United States. The Company hereby appoints as the initial Registrar Computershare Trust Company, N.A. and Computershare Trust Company, N.A. hereby accepts such appointment. The Company hereby appoints as the initial Transfer Agent Computershare Trust Company, N.A. and Computershare Trust Company, N.A. hereby accepts such appointment.

Upon thirty (30) days’ written notice to the Trustee, the Company may change any Paying Agent, the Registrar or the Transfer Agent without prior notice to the Holders.

Subject to any applicable laws and regulations, the Registrar will maintain a register (the “Security Register”) at the Corporate Trust Office of the Registrar reflecting ownership of Definitive Registered Notes outstanding from time to time and the applicable Paying Agent will make payments on and facilitate transfer of Definitive Registered Notes on behalf of the Company. The Registrar will upon written request provide the Company with a copy of the Security Register on each Record Date, or, if not a Business Day, the following Business Day. Notwithstanding the foregoing, for so long as Notes are Global Notes held by Cede & Co., DTC, or a nominee of DTC, no such copy shall be required. Such registration in the Security Register shall be conclusive evidence of the ownership of Notes. Included in the books and records for the Notes shall be notations as to whether such Notes have been paid, exchanged or transferred, cancelled, lost, stolen, mutilated or destroyed and whether such Notes have been replaced. In the case of the replacement of any of the Notes, the Registrar shall keep a record of the Note so replaced and the Note issued in replacement thereof. In the case of the cancellation of any of the Notes, the Registrar shall keep a record of the Note so cancelled and the date on which such Note was cancelled.

If the Company fails to maintain a Registrar, Paying Agent or Transfer Agent, the Trustee shall act as such and shall be entitled to appropriate compensation therefor pursuant to Section 7.6.

Payments on the Global Notes will be made to Cede & Co. as the registered holder of the Global Notes.

2.4         Paying Agent to Hold Money in Trust

Not later than 10:00 a.m. (New York time) on each Interest Payment Date, the maturity date of the Notes and each payment date relating to an Asset Sale Offer, a JV Interest Reduction Offer or a Change of Control Offer,

and the Business Day immediately following any acceleration of the Notes pursuant to Section 6.2, the Company shall deposit with the applicable Paying Agent money in immediately available funds sufficient to make cash payments, if any, due on such date. Each Paying Agent shall hold in trust for the benefit of Holders or the Trustee all money held by such Paying Agent for the payment of principal of, interest, premium and Additional Amounts, if any, on the Notes, and shall notify the Trustee of any default by the Company (or any other obligor on the Notes) in making any such payment. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee and account for any funds disbursed, and the Trustee may at any time during the continuance of any Default under Section 6.1(a)(i) or (ii), upon written request to a Paying Agent, require such Paying Agent to pay all money held by it to the Trustee and to account for any funds disbursed. Upon doing so, the Paying Agent shall have no further liability for the money so paid over to the Trustee. If the Company or any Affiliate of the Company acts as Paying Agent, it shall, on or before each due date of any principal, premium, if any, or interest on the Notes, segregate and hold in a separate trust fund for the benefit of the Holders a sum of money sufficient to pay such principal, premium, if any, or interest so becoming due until such sum of money shall be paid to such Holders or otherwise disposed of as provided in this Indenture, and shall promptly notify the Trustee of its action or failure to act. Upon any insolvency, bankruptcy or reorganization proceedings relating to the Company (including, without limitation, its bankruptcy, voluntary or judicial liquidation, composition with creditors, reprieve from payment, controlled management, fraudulent conveyance, general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally), each Paying Agent shall serve as an agent of the Trustee for the Notes. Subject to the actual receipt of both payment instructions and such funds as provided in this Section 2.4 by the Paying Agent, such Paying Agent shall make payments on the Notes in accordance with the provisions of this Indenture.

2.5         Holder Lists

The Registrar shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Holders. If the Trustee or the Paying Agent is not the Registrar, the Company shall furnish to the Trustee and the Paying Agent, in writing at least three (3) Business Days prior to the Record Date for each Interest Payment Date and at such other times as the Trustee and the Paying Agent may request in writing, a list in such form and as of such Record Date as the Trustee and the Paying Agent may reasonably require of the names and addresses of registered Holders, including the aggregate principal amount of Notes held by each registered Holder.

2.6         Transfer and Exchange

(a)         Transfer and Exchange of Global Notes. A Global Note may not be transferred except as a whole by a Depositary to a Custodian or a nominee of such Custodian, by a Custodian or a nominee of such Custodian to such Depositary or to another nominee or Custodian of such Depositary, or by such Custodian or Depositary or any such nominee to a successor Depositary or Custodian or a nominee thereof.

All Global Notes will be exchanged by the Company for Definitive Registered Notes:

(i)         if DTC notifies the Company that it is unwilling or unable to continue to act as Depositary and a successor Depositary is not appointed by the Company within 120 days;

(ii)         if DTC ceases to be registered as a clearing agency under the Exchange Act and a successor Depositary is not appointed by the Company within 120 days; or

(iii)         if any Holder of a Book-Entry Interest so requests such exchange in writing delivered through DTC following an Event of Default by the Company under this Indenture.

Upon the occurrence of any of the preceding events in Clauses (i) through (iii) above, the Company shall issue or cause to be issued Definitive Registered Notes in such names as the relevant Depositary shall instruct the Registrar.

Global Notes also may be exchanged or replaced, in whole or in part, as provided in Section 2.7. A Global Note may not be exchanged for another Note other than as provided in this Section 2.6(a). Book-Entry Interests in a Global Note may be transferred and exchanged as provided in Section 2.6(b) or (c) hereof.

(b)        General Provisions Applicable to Transfer and Exchange of Book-Entry Interests in the Global Notes. The transfer and exchange of Book-Entry Interests shall be effected through the Depositary, in accordance with this Indenture and the Applicable Procedures.

Transfers of Book-Entry Interests will be subject to restrictions on transfer comparable to those set forth herein to the extent required by the Securities Act. Transfers and exchanges of Book-Entry Interests for Book-Entry Interests also will require compliance with either subparagraph (i) or (ii) of this Section 2.6(b), as applicable, as well as subparagraph (iii) of this Section 2.6(b), if applicable:

(i)         Transfer of Beneficial Interests in the Same Global Note. Book-Entry Interests may be transferred to Persons who take delivery thereof in the form of a Book-Entry Interest in accordance with the transfer restrictions set forth in the Note. No written orders or instructions shall be required to be delivered to the Trustee to effect the transfers set forth in this Section 2.6(b)(i).

(ii)         All Other Transfers and Exchanges of Beneficial Interests in Global Notes. A Holder may transfer or exchange a Book-Entry Interest in Global Notes in a transaction not subject to Section 2.6(b)(i) only if the Trustee, Registrar or Transfer Agent receives either:

(A)         both:

(1)         a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing such Depositary to credit or cause to be credited a Book-Entry Interest in another Global Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and

(2)         instructions given by the Depositary in accordance with the Applicable Procedures containing information regarding the Participant’s account to be credited with such increase; or

(B)         both:

(1)         a written order from a Participant or an Indirect Participant given to the Depositary in accordance with the Applicable Procedures directing such Depositary to cause to be issued a Definitive Registered Note in an amount equal to the Book-Entry Interest to be transferred or exchanged; and

(2)         instructions given by the Depositary to the Registrar containing information specifying the identity of the Person in whose name such Definitive Registered Note shall be registered to effect the transfer or exchange referred to in (A) above, the principal amount of such securities and the CUSIP, ISIN or other similar number identifying the Notes, provided that any such transfer or exchange is made in accordance with the transfer restrictions set forth in the Private Placement Legend.

(iii)         Transfer of Book-Entry Interests to Another Global Note. A Book-Entry Interest in any Global Note may be transferred to a Person who takes delivery thereof in the form of a Book-Entry Interest in another Global Note if the transfer complies with the requirements of Section 2.6(b)(ii) hereof and the Trustee, Registrar or Transfer Agent receives the following:

(A)         if the transferee will take delivery in the form of a Book-Entry Interest in a 144A Global Note, then the transferor must deliver a certificate in the form of Exhibit 2 hereto, including the certifications in item (1) thereof; and

(B)         if the transferee will take delivery in the form of a Book-Entry Interest in a Regulation S Global Note then the transferor must deliver a certificate in the form of Exhibit 2 hereto, including the certifications in item (2) thereof.

(c)         Transfer or Exchange of Book-Entry Interests in Global Notes for Definitive Registered Notes. If any Holder of a Book-Entry Interest in a Global Note proposes to exchange such Book-Entry Interest for a Definitive Registered Note or to transfer such Book-Entry Interest to a Person who takes delivery thereof in the form of a Definitive Registered Note, then, upon receipt by the Trustee and the Registrar of the following documentation:

(i)         if the holder of such Book-Entry Interest in a Global Note proposes to exchange such Book-Entry Interest for a Definitive Registered Note, a certificate from such holder in the form of Exhibit 3 hereto, including the certifications in item (1) thereof;

(ii)         if such Book-Entry Interest is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit 2 hereto, including the certifications in item (1) thereof;

(iii)         if such Book-Entry Interest is being transferred in an offshore transaction in accordance with Regulation S, a certificate to the effect set forth in Exhibit 2 hereto, including the certifications in item (2) thereof; or

(iv)         if such Book-Entry Interest is being transferred pursuant to any provision of the Securities Act other than Rule 144A or Regulation S, a certificate to the effect set forth in Exhibit 2 hereto, including the certifications in item (3) thereof, and, if requested, an Opinion of Counsel respecting the compliance of the transfer with applicable securities laws, then, upon satisfaction of the conditions set forth in Section 2.6(b)(ii)(B), the Trustee and/or Registrar shall cause the aggregate principal amount of the applicable Global Note to be reduced accordingly pursuant to Section 2.6(g) hereof, and the Company shall execute and the Trustee shall authenticate and deliver to the Person designated in the instructions a Definitive Registered Note in the appropriate principal amount. Any Definitive Registered Note issued in exchange for a Book-Entry Interest in a Global Note pursuant to this Section 2.6(c) shall be registered by the Registrar in such name or names and in such authorized denomination or denominations as the Holder of such Book-Entry Interest shall instruct the Registrar through instructions from the Depositary and the Participant or Indirect Participant. The Registrar shall deliver (or caused to be delivered) such Definitive Registered Notes to the Persons in whose names such Notes are so registered. Any Definitive Registered Note issued in exchange for a Book-Entry Interest in a Global Note pursuant to this Section 2.6(c) shall bear the Private Placement Legend and shall be subject to all restrictions on transfer contained therein.

(d)         Transfer and Exchange of Definitive Registered Notes for Book-Entry Interests in the Global Notes. If any Holder of a Definitive Registered Note proposes to exchange such Note for a Book-Entry Interest in a Global Note or to transfer such Definitive Registered Notes to a Person who takes delivery thereof in the form of a Book-Entry Interest in a Global Note, then, upon receipt by the Trustee and the Registrar of the following documentation:

(i)         if the Holder of such Definitive Registered Note proposes to exchange such Note for a Book-Entry Interest in a Global Note, a certificate from such Holder in the form of Exhibit 3 hereto, including the certifications in item (2) thereof;

(ii)         if such Definitive Registered Note is being transferred to a QIB in accordance with Rule 144A, a certificate to the effect set forth in Exhibit 2 hereto, including the certifications in item (1) thereof;

(iii)         if such Definitive Registered Note is being transferred in an offshore transaction in accordance with Regulation S, a certificate to the effect set forth in Exhibit 2 hereto, including the certifications in item (2) thereof, as applicable; or

(iv)         if such Definitive Registered Note is being transferred pursuant to any provision of the Securities Act other than Rule 144A or Regulation S, a certificate to the effect set forth in Exhibit 2 hereto, including the certifications in item (3) thereof, the Trustee will cancel the Definitive Registered Note, and the Trustee will increase or cause to be increased the aggregate principal amount of, in the case of Clause (i) of this Section 2.6(d), the appropriate Global Note, in the case of Clause (ii) of this Section 2.6(d), the appropriate 144A Global Note, in the case of Clause (iii) of this Section 2.6(d), the appropriate Regulation S Global Note, and in the case of Clause (iv) of this Section 2.6(d), the appropriate 144A Global Note.

(e)         Transfer and Exchange of Definitive Registered Notes for Definitive Registered Notes. Upon request by a Holder of Definitive Registered Notes, and such Holder’s compliance with this Section 2.6(e), the Transfer Agent or the Registrar will register the transfer or exchange of Definitive Registered Notes of which registration the Company will be informed of by the Transfer Agent or the Registrar (as the case may be). Prior to such registration of transfer or exchange, the requesting Holder must present or surrender to the Transfer Agent or the Registrar the Definitive Registered Notes duly endorsed and accompanied by a written instruction of transfer in the form appearing on the reverse of such Note duly executed by such Holder or its attorney, duly authorized to execute the same in writing. In the event that the Holder of such Definitive Registered Notes does not transfer the entire principal amount of Notes represented by any such Definitive Registered Note, the Transfer Agent or the Registrar will forward to the Trustee such Definitive Registered Note for cancellation pursuant to Section 2.10 hereof and the Company (who have been informed of such cancellation) shall execute and the Trustee or the Authenticating Agent shall authenticate and deliver to the requesting Holder and any transferee Definitive Registered Notes in the appropriate principal amounts. In addition, the requesting Holder shall provide any additional certifications, documents and information, as applicable, required pursuant to the following provisions of this Section 2.6(e).

Any Definitive Registered Note may be transferred to and registered in the name of Persons who take delivery thereof in the form of a Definitive Registered Note if the Registrar receives the following:

(i)         if the transfer will be made to a QIB in accordance with Rule 144A, then the transferor must deliver a certificate in the form of Exhibit 2 hereto, including the certifications in item (1) thereof; and

(ii)         if the transfer will be made in reliance on Regulation S, a certificate in the form of Exhibit 2 hereto, including the certifications in item (2) thereof; and

(iii)         if the transfer will be made pursuant to any provision of the Securities Act other than Rule 144A or Regulation S, a certificate to the effect set forth in Exhibit 2 hereto, including the certifications in item (3) thereof.

(f)       Legends.

(i)         Global Note Legend. Each Global Note shall bear the following legend:

THIS GLOBAL NOTE IS HELD BY THE DEPOSITARY (AS DEFINED IN THE INDENTURE GOVERNING THIS NOTE) OR ITS NOMINEE IN CUSTODY FOR THE BENEFIT OF THE BENEFICIAL OWNERS HEREOF, AND IS NOT TRANSFERABLE TO ANY PERSON UNDER ANY CIRCUMSTANCES EXCEPT THAT (1) THE TRUSTEE MAY MAKE SUCH NOTATIONS HEREON AS MAY BE REQUIRED PURSUANT TO SECTION 2.6 OF THE INDENTURE, (2) THIS GLOBAL NOTE MAY BE EXCHANGED IN WHOLE

BUT NOT IN PART PURSUANT TO SECTION 2.6(a) OF THE INDENTURE, (3) THIS GLOBAL NOTE MAY BE DELIVERED TO THE TRUSTEE FOR CANCELLATION PURSUANT TO SECTION 2.10 OF THE INDENTURE AND (4) THIS GLOBAL NOTE MAY BE TRANSFERRED TO A SUCCESSOR DEPOSITARY WITH THE PRIOR WRITTEN CONSENT OF MOUNTAIN PROVINCE DIAMONDS INC.

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR NOTES IN DEFINITIVE FORM, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY. UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF THE DEPOSITORY TRUST COMPANY (55 WATER STREET, NEW YORK, NEW YORK) (“DTC”), TO THE ISSUERS OR THEIR AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IS REGISTERED IN THE NAME OF CEDE & CO. OR SUCH OTHER NAME AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC (AND ANY PAYMENT IS MADE TO CEDE & CO. OR SUCH OTHER ENTITY AS MAY BE REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF DTC), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL INASMUCH AS THE REGISTERED OWNER HEREOF, CEDE & CO., HAS AN INTEREST HEREIN.

(ii)         Private Placement Legend. Each Note shall bear a legend substantially in the following form except where otherwise permitted by the provisions of this Indenture:

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY ONLY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED AS SET FORTH IN THE FOLLOWING SENTENCE. BY ITS ACQUISITION HEREOF OR OF A BENEFICIAL INTEREST HEREIN, THE HOLDER:

(1)         REPRESENTS THAT (A) IT IS A “QUALIFIED INSTITUTIONAL BUYER” (AS DEFINED IN RULE 144A UNDER THE SECURITIES ACT) (A “QIB”) OR (B) IT IS ACQUIRING THIS SECURITY IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT,

(2)         AGREES THAT IT WILL NOT RESELL OR OTHERWISE TRANSFER THIS SECURITY EXCEPT (A) TO THE COMPANY OR ANY SUBSIDIARY THEREOF, (B) TO A PERSON WHOM THE HOLDER REASONABLY BELIEVES IS A QIB PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QIB IN COMPLIANCE WITH RULE 144A UNDER THE SECURITIES ACT, (C) IN COMPLIANCE WITH REGULATION S UNDER THE SECURITIES ACT, (D) PURSUANT TO ANOTHER EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OR (E) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND, IN EACH CASE, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS;

(3)         AGREES THAT IT WILL DELIVER TO EACH PERSON TO WHOM THIS SECURITY OR AN INTEREST HEREIN IS TRANSFERRED (OTHER THAN A TRANSFER PURSUANT TO CLAUSE (2)(C) OR (2)(E) ABOVE) A NOTICE SUBSTANTIALLY TO THE EFFECT OF THIS LEGEND; AND

[[TO BE INCLUDED ON ANY 144A GLOBAL NOTE AND ON ANY DEFINITIVE REGISTERED NOTE

ISSUED IN EXCHANGE THEREFOR] IT ACKNOWLEDGES AND AGREES THAT AN AFFILIATE OF THE COMPANY PURCHASED THIS SECURITY AND THEREFORE THE EXEMPTION PROVIDED BY RULE 144 MAY NOT BE AVAILABLE.]

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY IN CANADA BEFORE THE DATE THAT IS FOUR MONTHS AND A DAY AFTER THE “DISTRIBUTION DATE”.

FOR THE PURPOSES OF SECTIONS 1272, 1273 AND 1275 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, THIS NOTE IS BEING ISSUED WITH ORIGINAL ISSUE DISCOUNT. YOU MAY CONTACT THE COMPANY AT THE ADDRESS PROVIDED IN THE INDENTURE, ATTENTION: CHIEF FINANCIAL OFFICER, AND THE COMPANY WILL PROVIDE YOU WITH THE ISSUE PRICE, THE AMOUNT OF ORIGINAL ISSUE DISCOUNT, THE ISSUE DATE AND THE YIELD TO MATURITY OF THIS NOTE.

(g)         Cancellation and/or Adjustment of Global Notes. At such time as all Book-Entry Interests in a particular Global Note have been exchanged for Definitive Registered Notes or a particular Global Note has been redeemed, repurchased or cancelled in whole and not in part, each such Global Note will be returned to or retained and cancelled by the Trustee in accordance with Section 2.10. At any time prior to such cancellation, if any Book-Entry Interest in a Global Note is exchanged for or transferred to a Person who will take delivery thereof in the form of a Book-Entry Interest in another Global Note or for Definitive Registered Notes, the principal amount of Notes represented by such Global Note will be reduced accordingly and an endorsement will be made on such Global Note by the Trustee or the Registrar, at the direction of the Trustee to reflect such reduction; and if the Book-Entry Interest is being exchanged for or transferred to a Person who will take delivery thereof in the form of a Book-Entry Interest in another Global Note, such other Global Note will be increased accordingly and an endorsement will be made on such Global Note by the Trustee or the Registrar, at the direction of the Trustee to reflect such increase.

(h)       General Provisions Relating to Transfers and Exchanges.

(i)         To permit registrations of transfers and exchanges, the Company will execute and the Trustee will authenticate Global Notes and Definitive Registered Notes upon receipt of an Authentication Order in accordance with Section 2.2 hereof or at the Registrar’s request.

(ii)         No service charge will be made by the Company or the Registrar to a Holder of a Book-Entry Interest in a Global Note, a Holder of a Global Note or a Holder of a Definitive Registered Note for any registration of transfer or exchange, but the Company may require payment of a sum sufficient to cover any stamp duty, stamp duty reserve, documentary or other similar tax or governmental charge that may be imposed in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange or transfer pursuant to Sections 3.6, 4.11 and 9.4 hereof).

(iii)         No Transfer Agent or Registrar will be required to register the transfer of or exchange of any Note selected for redemption in whole or in part, except the unredeemed portion of any Note being redeemed in part.

(iv)         All Global Notes and Definitive Registered Notes issued upon any registration of transfer or exchange of Global Notes or Definitive Registered Notes will be the valid obligations of the Company, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Global Notes or Definitive Registered Notes surrendered upon such registration of transfer or exchange.

(v)         The Company shall not be required to register the transfer into their register kept at their registered office of any Definitive Registered Notes:

(A)         for a period of 15 calendar days prior to any date fixed for the redemption of the Notes under Section 3.3;

(B)         for a period of 15 calendar days immediately prior to the date fixed for selection of Notes to be redeemed in part;

(C)         for a period of 15 calendar days prior to the Record Date with respect to any Interest Payment Date; or

(D)         which the Holder has tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer, JV Interest Reduction Offer or an Asset Sale Offer.

Any such transfer will be made without charge to the Holder, other than any taxes, duties and governmental charges payable in connection with such transfer.

(vi)         The Trustee, any Agent and the Company may deem and treat the Person in whose name any Note is registered as the absolute owner of such Note for the purpose of receiving payment of principal and interest, and premium and Additional Amounts, if any, on such Notes and for all other purposes, and none of the Trustee, any Agent or the Company shall be affected by notice to the contrary.

(vii)         The Trustee shall have no responsibility or obligation to any beneficial owner of a Global Note, a member of, or a participant in, DTC or other Person with respect to the accuracy of the records of DTC or its nominee or of any participant or member thereof, with respect to any ownership interest in the Notes or with respect to the delivery to any participant, member, beneficial owner or other Person (other than DTC) of any notice (including any notice of redemption or purchase) or the payment of any amount or delivery of any Notes (or other security or property) under or with respect to such Notes. All notices and communications to be given to the Holders and all payments to be made to Holders in respect of the Notes shall be given or made only to the registered Holders (which shall be DTC or its nominee in the case of a Global Note). The rights of beneficial owners in any Global Note shall be exercised only through DTC subject to the applicable rules and procedures of DTC. The Trustee may rely and shall be fully protected in relying upon information furnished by DTC with respect to its members, participants and any beneficial owners.

(viii)         The Trustee shall have no obligation or duty to monitor, determine or inquire as to compliance with any restrictions on transfer imposed under this Indenture or under applicable law with respect to any transfer of any interest in any Note (including any transfers between or among DTC participants, members or beneficial owners in any Global Note) other than to require delivery of such certificates and other documentation or evidence as are expressly required by, and to do so if and when expressly required by, the terms of this Indenture, and to examine the same to determine substantial compliance as to form with the express requirements hereof.

All certifications, certificates and Opinions of Counsel required to be submitted to the Company, the Trustee or the Registrar pursuant to this Section 2.6 to effect a registration of transfer or exchange may be submitted by facsimile or electronic mail with an attachment of the document in portable document format (.pdf).

2.7         Replacement Notes

If a mutilated certificated Note is surrendered to the Registrar or if the Holder claims that the Note has been lost, destroyed or wrongfully taken, the Company shall issue and upon receipt of an Company Order the Trustee shall authenticate a replacement Note in such form as the Note (a “Replacement Note”) mutilated, lost, destroyed or wrongfully taken if the Holder satisfies any other reasonable requirements of the Trustee or the Company. If required by the Trustee or the Company, such Holder shall furnish an indemnity bond sufficient in the judgment of the Company and the Trustee to protect the Company, the Trustee, the Paying Agent, the Transfer Agent, the

Registrar, and any Authenticating Agent from any loss that any of them may suffer if a Note is replaced. The Company and the Trustee may charge the Holder for their expenses in replacing a Note, including but not limited to the reasonable expenses of counsel and any tax that may be imposed with respect to replacement of such Note.

Every Replacement Note shall be an additional obligation of the Company.

The provisions of this Section 2.7 are exclusive and preclude (to the extent lawful) all other rights and remedies with respect to the replacement or payment of mutilated, destroyed, lost or wrongfully taken Notes.

2.8         Outstanding Notes

Notes outstanding at any time are all Notes authenticated by the Trustee (or the Authenticating Agent) except for those cancelled by it, those delivered to it for cancellation, those otherwise deemed discharged in accordance with the terms of Article 8 of this Indenture and those set forth in this Section 2.8 as not outstanding. Except as provided in Section 2.9, a Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Note.

If a Note is replaced pursuant to Section 2.7, it ceases to be outstanding unless the Trustee and the Company receive proof satisfactory to them that the Note which has been replaced is held by a protected purchaser.

If the principal amount of any Note is considered paid under Section 4.1 hereof, it ceases to be outstanding and interest on it ceases to accrue.

If a Paying Agent segregates and holds in trust, in accordance with this Indenture, on a Redemption Date or maturity date money sufficient to pay all principal, premium, if any, interest and Additional Amounts, if any, payable on that date with respect to the Notes (or portions thereof) to be redeemed or maturing, as the case may be, and a Paying Agent is not prohibited from paying such money to the Holders on that date pursuant to the terms of this Indenture, then on and after that date such Notes (or portions thereof) will cease to be outstanding and interest on them shall cease to accrue.

2.9         Notes Held by the Company

In determining whether the Holders of the required principal amount of Notes have concurred in any direction or consent or any amendment, modification or other change to this Indenture, Notes owned by the Company or by an Affiliate of the Company shall be disregarded and treated as if they were not outstanding, except that for the purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent or any amendment, modification or other change to this Indenture, only Notes regarding which a Trust Officer of the Trustee actually knows are so owned shall be so disregarded. Notes so owned which have been pledged in good faith shall not be disregarded if the pledgee establishes to the satisfaction of the Trustee the pledgees right so to act with respect to the Notes and that the pledgee is not the Company or an Affiliate of the Company.

2.10         Cancellation

The Company at any time may deliver Notes to the Trustee for cancellation. Any Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee, in accordance with its customary procedures, and no one else shall cancel all Notes surrendered for registration of transfer, exchange, payment or cancellation and dispose (subject to the Trustee’s retention policy) of such cancelled Notes in its customary manner. Except as otherwise provided in this Indenture, the Company may not issue new Notes to replace Notes they have redeemed, paid or delivered to the Trustee for cancellation.

2.11         Defaulted Interest

Any interest on any Note that is payable, but is not punctually paid or duly provided for, on the dates and in the manner provided in the Notes and this Indenture (all such interest herein called “Defaulted Interest”) shall forthwith cease to be payable to the Holder on the relevant Record Date by virtue of having been such Holder, and such Defaulted Interest may be paid by the Company, at its election in each case, as provided in Clause (a) or (b) of this Section 2.11:

(a)         The Company may elect to make payment of any Defaulted Interest to the Persons in whose names the Notes are registered at the close of business on a special record date for the payment of such Defaulted Interest, which shall be fixed in the following manner. The Company shall notify the Trustee in writing of the amount of Defaulted Interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall either (i) deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such Defaulted Interest; or (ii) make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment, such money when deposited to be held in trust for the benefit of the Persons entitled to such Defaulted Interest as in this Clause (a) provided. In addition, the Company shall fix a special record date for the payment of such Defaulted Interest, such date to be not more than 15 days and not less than 10 days prior to the proposed payment date and not less than 15 days after the receipt by the Trustee of the notice of the proposed payment date. The Company shall promptly but, in any event, not less than 15 days prior to the special record date, notify the Trustee of such special record date and, in the name and at the expense of the Company, the Trustee shall cause notice of the proposed payment date of such Defaulted Interest and the special record date therefor to be mailed first-class, postage prepaid to each Holder as such Holder’s address appears in the Security Register (where the Notes are Definitive Registered Notes), not less than 10 days prior to such special record date. Notice of the proposed payment date of such Defaulted Interest and the special record date therefor having been so mailed, such Defaulted Interest shall be paid to the Persons in whose names the Notes are registered at the close of business on such special record date and shall no longer be payable pursuant to Section 2.11(b).

(b)         The Company may make payment of any Defaulted Interest on the Notes in any other lawful manner not inconsistent with the requirements of any securities exchange on which the Notes may be listed, and upon such notice as may be required by such exchange, if, after notice given by the Company to the Trustee of the proposed payment date pursuant to this Clause, such manner of payment shall be deemed reasonably practicable.

Subject to the foregoing provisions of this Section 2.11, each Note delivered under this Indenture upon registration of transfer of or in exchange for or in lieu of any other Note shall carry the rights to interest accrued and unpaid, and to accrue, which were carried by such other Note.

2.12         Computation of Interest

Interest on the Notes shall accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest on the Notes shall be computed on the basis of a 360-day year comprised of twelve 30-day months. Solely for purposes of disclosure under the Interest Act (Canada), (i) whenever any interest to be paid on the Notes is calculated using a rate based on a year of 360 days the rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a year of 360 days (y) multiplied by the actual number of days in the calendar year in which the period for which such interest is payable ends, and (z) divided by 360, (ii) the principle of deemed reinvestment of interest does not apply to any interest to be paid on the Notes, and (iii) the rate of interest to be paid on the Notes is intended to be a nominal rate and not an effective rate or yield.

2.13         CUSIP and ISIN Numbers

The Company in issuing the Notes may use CUSIP and ISIN numbers (if then generally in use), and, if so, the Trustee shall use CUSIP and ISIN numbers, as appropriate, in notices of redemption as a convenience to Holders; provided, however, that any such notice may state that no representation is made as to the correctness of such numbers or codes either as printed on the Notes or as contained in any notice of a redemption and that reliance may be placed only on the other identification numbers printed on the Notes, and any such redemption shall not be affected by any defect in or omission of such numbers. The Company shall promptly notify the Trustee of any change in the CUSIP or ISIN numbers.

2.14         Issuance of Additional Notes

The Company may from time to time, subject to compliance with Section 4.6 of this Indenture, and in accordance with the procedures of Section 2.2 issue further notes (the “Additional Notes”) ranking pari passu with the Notes and with the same terms as to status, redemption and otherwise as such Notes (save for payment of interest accruing prior to the issue date of such Additional Notes for the first payment of interest following the issue date of such Additional Notes). The Original Notes and any Additional Notes subsequently issued shall be treated as a single class for all purposes under this Indenture including, without limitation, waivers, amendments, redemptions and offers to purchase, provided that any Additional Notes that are not fungible with the Original Notes will not have the same CUSIP, ISIN or other applicable securities identifier as the Original Notes.

3.         Redemption, Offers to Purchase

3.1         Right of Redemption

The Company may redeem all or any portion of the Notes upon the terms and at the Redemption Prices set forth in the Notes. Any redemption pursuant to this Section 3.1 shall be made pursuant to this Article 3.

3.2         Notices to Trustee

If the Company elects to redeem Notes pursuant to Section 3.1, they shall notify the Trustee in writing of the Redemption Date, the principal amount of Notes to be redeemed and the paragraph of the Notes and Clause of this Indenture pursuant to which the redemption will occur.

The Company shall give each notice to the Trustee provided for in this Section 3 in writing at least 5 Business Days before the date notice is mailed or otherwise delivered to the Holders pursuant to Section 3.4 unless the Trustee (in its sole discretion) consents to a shorter period, provided that such notice shall be revocable at the Company’s sole discretion. Such notice shall be accompanied by or set out within an Officer’s Certificate from the Company to the effect that such redemption will comply with the conditions herein.

3.3         Selection of Notes to be Redeemed

If less than all of the Notes are to be redeemed at any time, the Trustee or the Paying Agent, shall select the Notes to be redeemed on a by lot basis to the extent practicable or, to the extent that selection on a by lot basis is not practicable for any reason, by such other method as required by the rules of DTC. Neither the Trustee nor the Paying Agent will be liable for any selections made by it in accordance with this Section 3.3.

No Notes of US$2,000 or less can be redeemed in part. Except as provided in the preceding sentence, provisions of this Indenture that apply to Notes called for redemption or tendered for purchase also apply to portions of Notes called for redemption or purchase.

3.4         Notice of Redemption

(a)        (i) The Company shall mail or cause to be mailed by first-class mail, or otherwise deliver or cause to be delivered, a notice of redemption at least 10 days but not more than 60 days before a Redemption Date to each Holder to be redeemed at its registered address, except that redemption notices may be mailed more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Article 8 hereof and shall comply with Section 12.1.

(ii)         For Notes that are represented by global certificates held on behalf of DTC or Euroclear or Clearstream, notices may be given by delivery of the relevant notices to DTC or Euroclear or Clearstream for communication to entitled account holders in substitution for the aforesaid mailing.

(b)        The notice shall identify the Notes to be redeemed (including CUSIP and ISIN numbers) and shall state:

(i)         the Redemption Date (if then determined and otherwise its manner of determination);

(ii)        the Redemption Price (if then determined and otherwise its manner of determination) and the amount of accrued interest, if any, and Additional Amounts, if any, to be paid per US$1,000 principal amount of Notes;

(iii)        the name and address of the Paying Agent;

(iv)        that Notes called for redemption must be surrendered to the Paying Agent to collect the Redemption Price plus accrued interest, if any, and Additional Amounts, if any;

(v)        if any Definitive Registered Note is to be redeemed in part only, the portion of the principal amount of that Note that is to be redeemed and that, a new Definitive Registered Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the Holder upon cancellation of the original Note;

(vi)        that, if any Note contains a CUSIP or ISIN number, no representation is being made as to the correctness of such CUSIP or ISIN number either as printed on the Notes or as contained in the notice of redemption;

(vii)        that, unless the Company default in making such redemption payment, interest on the Notes (or portion thereof) called for redemption shall cease to accrue on and after the Redemption Date;

(viii)        the paragraph of the Notes and/or Section of this Indenture pursuant to which the Notes called for redemption are being redeemed; and

(ix)        whether the redemption is conditioned on any events and, if so, shall provide a detailed explanation of such conditions.

(c)        At the Company’s written request, the Trustee (or the Paying Agent) shall give a notice of redemption in the Company’s name and at the Company’s expense. In such event, the Company shall provide the Trustee (or the Paying Agent) with the notice and the other information required by this Section 3.4 at least 5 Business Days prior to the publication of the notice of redemption (or such shorter time the Trustee consents to, in its sole discretion).

3.5        Deposit of Redemption Price

On or prior to 10:00 a.m. (New York time) on any Redemption Date, the Company shall deposit or cause to be deposited with the Paying Agent (or, if the Company or a Subsidiary is the Paying Agent, shall segregate and hold in trust) a sum in same day funds sufficient to pay the Redemption Price of and accrued interest and Additional Amounts, if any, on all Notes to be redeemed on that date other than Notes or portions of Notes called for redemption that have previously been delivered by the Company to the Trustee for cancellation. The Paying Agent shall return to the Company any money so deposited that is not required for that purpose.

3.6        Payment of Notes Called for Redemption

If notice of redemption has been given in the manner provided in this Indenture, subject to the satisfaction of any conditions precedent set forth in a notice of redemption, Notes called for redemption shall become due on the date fixed for redemption. On or after the Redemption Date, interest ceases to accrue on Notes or portions of Notes called for redemption, unless the Company has defaulted in payment of the Redemption Price. Upon surrender of any Note for redemption in accordance with a notice of redemption, such Note shall be paid and redeemed by the Company at the Redemption Price, together with accrued interest, if any, to, but not including, the Redemption Date; provided, however, that installments of interest whose Stated Maturity is on or prior to the Redemption Date shall be payable to the Holders registered as such at the close of business on the relevant Record Date.

Notice of redemption shall be deemed to be given when mailed or distributed, whether or not the Holder receives the notice. In any event, failure to give such notice, or any defect therein, shall not affect the validity of the proceedings for the redemption of Notes held by Holders to whom such notice was properly given.

3.7        Notes Redeemed in Part

(a)         Upon surrender of a Global Note that is redeemed in part, the Paying Agent shall forward such Global Note to the Trustee who shall direct the Registrar to make a notation on the Security Register to reduce the principal amount of such Global Note to an amount equal to the unredeemed portion of the Global Note surrendered; provided, however, that each such Global Note shall be in a principal amount at final Stated Maturity of US$2,000 or an integral multiple of US$1,000 in excess thereof.

(b)         Upon surrender and cancellation of a certificated Note that is redeemed in part, the Company shall execute and the Trustee shall authenticate for the Holder (at the Company’s expense) a new Note equal in principal amount to the unredeemed portion of the Note surrendered and cancelled; provided, however, that each such certificated Note shall be in a principal amount at final Stated Maturity of US$2,000 or an integral multiple of US$1,000 in excess thereof.

3.8        Optional Redemption

(a)         Prior to December 15, 2019, the Company may, at its option, on any one or more occasions, redeem up to 40% of the aggregate principal amount of the Notes (including any Additional Notes issued after the Issue Date) at a Redemption Price equal to 108.000% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, thereon to, but not including, the Redemption Date (subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date occurring on or prior to the Redemption Date), with all or a portion of the net proceeds of one or more Equity Offerings; provided that at least 60% of the aggregate principal amount of the Notes issued under this Indenture (including any Additional Notes issued after the Issue Date) remains outstanding immediately after the occurrence of such redemption; and provided, further, that such redemption shall occur within 180 days of the date of the closing of any such Equity Offering.

(b)         On or after December 15, 2019, the Company may on any one or more occasions redeem all or a part of the Notes at the Redemption Prices (expressed as percentages of principal amount) indicated in the table below, plus accrued and unpaid interest and Additional Amounts, if any, on the Notes redeemed, to, but not including, the applicable date of redemption, if redeemed during the twelve-month period beginning on December 15 of the years indicated below, subject to the rights of Holders on the relevant Record Date to receive interest on the relevant Interest Payment Date occurring on or prior to the Redemption Date.

Year	Redemption Price
2019	104.000%
2020	102.000%
2021 and thereafter	100.000%

(c)         In addition, at any time prior to December 15, 2019, the Company may also redeem, in whole or in part, the Notes at a Redemption Price equal to 100.000% of the principal amount of Notes to be redeemed, plus the Applicable Premium as of, and accrued and unpaid interest and Additional Amounts, if any, to, but not including, the Redemption Date, subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date occurring on or prior to the Redemption Date.

(d)         Until December 10, 2019, the Company, at its option, on one or more occasions, may redeem up to 10% of the aggregate principal amount of the Notes (including any Additional Notes issued after the Issue Date) during each twelve-month period commencing with the Issue Date at a Redemption Price equal to 103.000% of the principal amount of Notes to be redeemed, plus accrued and unpaid interest and Additional Amounts, if any, to, but not including, the Redemption Date, subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date occurring on or prior to the Redemption Date.

(e)         All redemptions of the Notes will be made upon not less than 10 days’ nor more than 60 days’ prior written notice (with a copy to the Trustee and the Paying Agent). Unless the Company defaults in the payment of the Redemption Price, interest will cease to accrue on the Notes or portions thereof called for redemption on the applicable Redemption Date.

(f)         Any notice to redeem Notes may, at the Company’s discretion, be subject to one or more conditions precedent and revocable if one or more of such conditions precedent are not satisfied.

(g)         In addition, subject to the procedures and processes of DTC, if such redemption or notice is subject to satisfaction of one or more conditions precedent, such notice may state that, in the Company’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied (provided, however, that, in any case, such Redemption Date shall be no more than 60 days from the date on which such notice is first given), or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date, or by the Redemption Date so delayed. Notwithstanding anything else in this Indenture or the Notes to the contrary, redemption notices may be given more than 60 days prior to a Redemption Date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of this Indenture pursuant to Article 8 (subject to the requirement in the case of a satisfaction and discharge of this Indenture that Notes not delivered to the Trustee for cancellation have become due and payable or will become due and payable or be called for redemption within one year). The Company may provide in such notice that payment of the Redemption Price and performance of the Company’s obligations with respect to such redemption may be performed by another Person.

3.9        Redemption for Changes in Taxes

The Company may redeem the Notes, in whole but not in part, at its discretion at any time upon giving not less than 10 nor more than 60 days’ prior written notice to the Holders, with a copy to the Trustee and the Paying Agent (which notice will be irrevocable and given in accordance with the procedures set forth in Sections 3.3 and 3.4), at a Redemption Price equal to 100% of the principal amount thereof, together with accrued and unpaid interest (if any) to, but not including, the date fixed by the Company for redemption (a “Tax Redemption Date”) and all Additional Amounts (if any) then due and which will become due on the Tax Redemption Date as a result of the redemption or otherwise (subject to the right of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date and Additional Amounts (if any) in respect thereof), if on the next date on which any amount would be payable in respect of the Notes, the Company or a Guarantor is or would be required to pay Additional Amounts and the Company or relevant Guarantor cannot avoid any such payments obligation by taking reasonable measures available to the Company or relevant Guarantor (including making payments through a Paying Agent located in another jurisdiction and, in the case of a Guarantor, such payments being made by the Company or another Guarantor who can make such payments without the obligation to pay Additional Amounts), and the Company determines that the requirement arises as a result of:

(a)        any amendment to, or change in, the laws or any regulations, treaties or rulings promulgated thereunder of a Relevant Tax Jurisdiction which change or amendment has not been formally announced before and is effective on or after the Issue Date; or

(b)        any amendment to, introduction of, or change in, an official interpretation, administration or application of such laws, regulations, treaties or rulings (including a holding, judgment or order by a court of competent jurisdiction or a change in published administrative practice or revenue guidance) which amendment or change has not been formally announced before and is effective on or after the Issue Date.

The Company will not give any such notice of redemption earlier than 90 days prior to the earliest date on which the Company or relevant Guarantor would be obligated to make such payment or withholding if a payment in respect of the Notes was then due, and the obligation under this Indenture to pay Additional Amounts must be in effect at the time such notice is given. Prior to the publication or, where relevant, mailing of any notice of redemption of the Notes pursuant to the foregoing, the Company will deliver to the Trustee an opinion of an independent tax counsel reasonably acceptable to the Trustee, to the effect that there has been such amendment or change which would entitle the Company to redeem the Notes hereunder, along with an Officer’s Certificate to the effect that the Company or relevant Guarantor cannot avoid its obligation to pay Additional Amounts by taking reasonable measures available to it.

The Trustee shall be entitled to rely on such Officer’s Certificate and Opinion of Counsel as sufficient evidence of the satisfaction of the conditions precedent as set forth in this Section 3.9 without further inquiry, in which event it will be conclusive and binding on the Holders.

3.10        Mandatory Redemption

The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase the Notes as set forth in Sections 4.9, 4.11 and 4.21.

4.        Covenants

4.1      Payment of Notes

The Company covenants and agrees, for the benefit of the Holders that it shall pay the principal of, premium, if any, interest and Additional Amounts, if any, on the Notes on the dates and in the manner provided in the Notes and in this Indenture. Principal, premium, if any, interest and Additional Amounts, if any, shall be considered paid on the date due if by 10:00 a.m. (New York time) on such date the Trustee or the Paying Agent (other than the Company or any of its Affiliates) holds, in accordance with this Indenture, money sufficient to pay all principal, premium, if any, interest and Additional Amounts, if any, then due. If the Company or any of its Affiliates acts as Paying Agent, principal, premium, if any, interest and Additional Amounts, if any, shall be considered paid on the due date if the entity acting as Paying Agent complies with Section 2.4.

The Company shall pay interest (including post-petition interest in any Insolvency or Liquidation Proceeding) from time to time on demand on overdue principal (and premium, if any) at a rate that is 1.0% higher than the then applicable interest rate on the Notes, and it shall pay interest on overdue installments of interest and Additional Amounts (without regard to any applicable grace periods) at the same rate to the extent lawful.

4.2        Corporate Existence

Subject to Article 5, the Company and each Restricted Subsidiary shall do or cause to be done all things necessary to preserve and keep in full force and effect their corporate, partnership, limited liability company or other existence and the rights (charter and statutory), licenses and franchises of the Company and each Restricted Subsidiary; provided, however, that the Company and each Restricted Subsidiary shall not be required to preserve any such right, license or franchise if the Board of Directors of the Company shall determine in good faith that the preservation thereof is no longer desirable in the conduct of the business of the Company and the Restricted Subsidiaries as a whole.

4.3        Taxes

The Company will pay, and will cause each of its Subsidiaries to pay, within the time period allowed without incurring penalties, all material Taxes, assessments, and governmental levies except such as are contested in good faith and by appropriate proceedings or where the failure to effect such payment is not adverse in any material respect to the Holders.

4.4        Stay, Extension and Usury Laws

Each of the Company and the Guarantors covenants (to the extent that it may lawfully do so) that they shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of this Indenture; and each of the Company and any Guarantor (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law, and covenants that it shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

4.5        Statement as to Compliance

(a)        The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, an Officer’s Certificate (that need not comply with Section 12.2) stating that a review of the activities of the Company and its Restricted Subsidiaries during the preceding fiscal year have been made under the supervision of the signing Officer with a view to determining whether the Company and its Restricted Subsidiaries have kept, observed, performed and fulfilled their obligations under this Indenture, and further stating that, to the best of his or her knowledge, the Company and its Restricted Subsidiaries have kept, observed, performed and fulfilled their obligations under this Indenture and if a Default or Event of Default shall have occurred during the preceding fiscal year, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto).

(b)        So long as any of the Notes are outstanding, the Company shall deliver written notice to the Trustee, within 30 days after the Company becomes aware of any Default or Event of Default.

4.6        Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock

(a)        The Company shall not, and shall not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Debt), and the Company shall not issue any Disqualified Stock and shall not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Company may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and any Guarantor may incur Indebtedness (including Acquired Debt) or issue preferred stock, if on the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, the Company’s Fixed Charge Coverage Ratio would have been at least 2.00 to 1.00 for the Company’s most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock or such preferred stock is issued, as the case may be, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom) and other transactions consummated in connection therewith and other appropriate pro forma adjustments), as if the additional Indebtedness had been incurred or the Disqualified Stock or the preferred stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of the applicable four fiscal quarter period.

(b)        Section 4.6(a) will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(i)        the incurrence by the Company and any of its Restricted Subsidiaries of Indebtedness under Credit Facilities (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate principal amount at any one time outstanding under this clause (i) not to exceed the greater of (i) US$75.0 million and (ii) 10% of Total Assets, plus, in the case of any refinancing of any Indebtedness permitted under this clause (i) or any portion thereof, the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing;

(ii)        Indebtedness of the Company or any of its Restricted Subsidiaries outstanding on the Issue Date (other than Indebtedness described in clause (i) or (iii));

(iii)        the incurrence by the Company of Indebtedness represented by the Notes to be issued on the Issue Date and the incurrence by any Guarantor of a Notes Guarantee at any time;

(iv)        the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case, incurred for the purpose of financing all or any part of the purchase price, lease expense, rental payments or cost of design, construction, installation or improvement of property (real or personal), plant or equipment or other capital assets used in the business of the Company or any of its Restricted Subsidiaries, whether through the direct purchase of assets or the Capital Stock of any Person owning such property, plant or equipment or other capital assets (including any Indebtedness deemed to be incurred in connection with such purchase) (it being understood that any such Indebtedness exists at the date of such acquisition or purchase or the construction, installation or the making of any improvement with respect to such property, plant or equipment or other capital assets or is incurred within 270 days thereafter) in an aggregate principal amount, including all Permitted Refinancing Indebtedness incurred at any time to renew, refund, refinance, replace, defease or discharge any Indebtedness incurred pursuant to this clause (iv), not to exceed the greater of (x) US$10.0 million and (y) 1.5% of Total Assets at any time outstanding;

(v)        the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to renew, refund, refinance, replace, redeem, defease or discharge any Indebtedness (other than intercompany Indebtedness) that was permitted by this Indenture to be incurred under Section 4.6(a) or clauses (ii), (iii), (iv) and (xiv) of this Section 4.6(b) or this clause (v);

(vi)        the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries or the issuance of any preferred stock by any of the Company’s Restricted Subsidiaries to the Company or another Restricted Subsidiary of the Company; provided, however, that

(A)        if (x) the Company or any Guarantor is the obligor on such Indebtedness and the payee is not the Company or a Guarantor, such Indebtedness must be unsecured and expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Company, or any Notes Guarantee, in the case of a Guarantor and (y) any Guarantor is the issuer of such preferred stock and the holder is not the Company or a Guarantor, such holder’s rights under such preferred stock must be expressly subordinated to the prior payment in full in cash of all Obligations then due with respect to the Notes, in the case of the Company, or any Notes Guarantee, in the case of a Guarantor; and

(B)        (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness or preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company and (ii) any sale or other transfer of any such Indebtedness or preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company will be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary or issuance of preferred stock by such Restricted Subsidiary, as the case may be, that was not permitted by this Section 4.6(b)(vi);

(vii)        the issuance by any of the Company’s Restricted Subsidiaries to the Company or to any of its Restricted Subsidiaries of shares of preferred stock; provided, however, that:

(A)        any subsequent issuance or transfer of Equity Interests that results in any such preferred stock being held by a Person other than the Company or a Restricted Subsidiary of the Company; and

(B)        any sale or other transfer of any such preferred stock to a Person that is not either the Company or a Restricted Subsidiary of the Company, will be deemed, in the case of each of (A) and (B), to constitute an issuance of such preferred stock by such Restricted Subsidiary that was not permitted by this Section 4.6(b)(vii);

(viii)        the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations not for speculative purposes (as determined in good faith by the Company) and any customary cash management obligations;

(ix)          the Guarantee by the Company or any of its Restricted Subsidiaries of Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this Section 4.6; provided that if the Indebtedness being Guaranteed is a Subordinated Obligation or pari passu in right of payment with the Notes or a Notes Guarantee, the Guarantee must be subordinated to or pari passu in right of payment with the Notes or a Notes Guarantee, to the same extent as the Indebtedness Guaranteed;

(x)          the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds, so long as such Indebtedness is covered within 30 Business Days of such incurrence;

(xi)          Indebtedness in respect of self-insurance obligations or captive insurance companies or consisting of the financing of insurance premiums in the ordinary course of business;

(xii)        the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness arising from agreements of the Company or any of its Restricted Subsidiaries providing for obligations in respect of earnouts or other adjustments of purchase price or, in each case, similar obligations, in each case, incurred or assumed in connection with the acquisition or disposition of any business or assets or Capital Stock of a Subsidiary; provided that the maximum aggregate liability of the Company and its Restricted Subsidiaries in respect of all such Indebtedness shall at no time exceed the gross proceeds, including the Fair Market Value of non-cash proceeds (measured at the time received and without giving effect to any subsequent changes in value), actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(xiii)        the incurrence of by the Company or any of its Restricted Subsidiaries of Indebtedness in respect of (A) letters of credit, letters of guarantees, bid, performance, appeal, surety, reclamation, remediation, rehabilitation and similar bonds, completion guarantees, judgment, advance payment, customs, VAT or similar instruments issued for the account of the Company and any of its Restricted Subsidiaries in the ordinary course of business (including, but not limited to, those securing reclamation or environmental obligations), in each case, other than an obligation for money borrowed (other than advances or credit for goods and services in the ordinary course of business and on terms and conditions that are customary in a Permitted Business and other than the extension of credit represented by such letter of credit, bond, Guarantee or other instrument itself), including Guarantees and obligations of the Company or any of its Restricted Subsidiaries with respect to letters of credit or similar instruments supporting such obligations or in respect of self-insurance and workers compensation obligations; and (B) any customary cash management, cash pooling or netting or setting off arrangements;

(xiv)        the incurrence by the Company or any of its Restricted Subsidiaries of Acquired Debt outstanding on the date on which such Person becomes a Restricted Subsidiary of the Company or is acquired by the Company or one of its Restricted Subsidiaries or merged, consolidated, amalgamated or otherwise combined with (including pursuant to any acquisition of assets and assumption of related liabilities) the Company or a Restricted Subsidiary of the Company in accordance with this Indenture; provided at the time of the acquisition or other transaction pursuant to which such Indebtedness was deemed to be incurred, (x) the Company would have been able to incur US$1.00 of additional Indebtedness pursuant to Section 4.6(a) after giving pro forma effect to the incurrence of such Indebtedness pursuant to this Section 4.6(b)(xiv) or (y) the Fixed Charge Coverage Ratio of the Company would not be less than it was immediately prior to giving pro forma effect such acquisition or other transaction;

(xv)        Indebtedness incurred by or on behalf of a joint venture of the Company or any Restricted Subsidiary of the Company, or Indebtedness incurred representing Guarantees thereof, in an aggregate amount not to exceed the greater of (x) $10.0 million and (y) 1.25% of Total Assets; and

(xvi)        the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness in an aggregate principal amount at any time outstanding, including all Permitted Refinancing Indebtedness incurred to renew, refund, replace, defease or discharge any Indebtedness incurred pursuant to this Section 4.6(b)(xvi) not to exceed the greater of (x) US$30.0 million and (y) 4.00% of Total Assets;

(xvii)      Indebtedness and Disqualified Stock of the Company, and Indebtedness, Disqualified Stock and preferred stock of any Restricted Subsidiary of the Company, in an aggregate principal amount which, when taken together with the principal amount of all other Indebtedness and liquidation preference of all other Disqualified Stock and preferred stock incurred pursuant to this clause (xvii) and then outstanding, will not exceed 100% of the net cash proceeds and the Fair Market Value of property (other than cash) received by the Company from the issuance or sale (other than to a Restricted Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock) or otherwise contributed to the equity capital of the Company (other than through Disqualified Stock), in each case, subsequent to the Issue Date, and any Permitted Refinancing Indebtedness in respect thereof; provided, however, that any such proceeds that are so received or contributed shall not increase the amount available for making Restricted Payments to the extent the Company and its Restricted Subsidiaries incur Indebtedness in reliance on this Section 4.6(b)(xvii);

(xviii)        Indebtedness of the Company or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to the Revolving Credit Agreement in a principal amount not in excess of the stated amount of such letter of credit;

(xix)        Indebtedness incurred in connection with judgements, decrees, attachments or awards that do not constitute an Event of Default under Section 6.1(a)(vi);

(xx)         Indebtedness consisting of obligations to make payments to current or former officers, directors and employees of the Company or any of its Subsidiaries, their respective estates, spouses or former spouses with respect to the cancellation, purchase or redemption of Equity Interests of the Company or any of its Subsidiaries to the extent permitted under Section 4.8(b)(v); and

(xxi)        customer deposits and advance payments received in the ordinary course of business from customers for goods and services purchased in the ordinary course of business or consistent with past practice.

(c)        The Company shall not, and shall not permit any Guarantor to, incur any Indebtedness (including Permitted Debt) that is contractually subordinated in right of payment to any other Indebtedness of the Company or any Guarantor unless such Indebtedness is also contractually subordinated in right of payment to the Notes or the Guarantor’s Notes Guarantee (as applicable) on substantially identical terms; provided, however, that no Indebtedness will be deemed to be contractually subordinated in right of payment to any other Indebtedness of the Company or any Guarantor solely by virtue of being unsecured, by virtue of being secured with different collateral or by virtue of being secured on a junior priority basis or by virtue of the application of waterfall or other payment ordering provisions affecting different tranches of Indebtedness under Credit Facilities or the Intercreditor Agreement.

(d)        For purposes of determining compliance with, and the outstanding principal amount of, any particular Indebtedness incurred pursuant to and in compliance with this Section 4.6:

(i)        in the event that an item or portion of an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Debt set forth in Section 4.6(b)(i) through 4.6(b)(xxi), or is entitled to be incurred pursuant to Section 4.6(a), the Company, in its sole discretion, will be permitted to classify such item or portion of an item of Indebtedness on the date of its incurrence and only be required to include the amount and type of such Indebtedness in one of such clauses and from time to time to reclassify all or a portion of such item of Indebtedness, in any manner that complies with this Section 4.6, provided that Indebtedness outstanding on the Issue Date under the Revolving Credit Agreement shall be at all times deemed incurred under Section 4.6(b)(i) and will not be reclassified;

(ii)        Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included; and

(iii)        Indebtedness permitted by this Section 4.6 need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section 4.6 permitting such Indebtedness.

(iv)        The amount of any Indebtedness outstanding as of any date will be:

(A)        in the case of any Indebtedness issued with original issue discount, the amount of the liability in respect thereof determined in accordance with IFRS;

(B)        in respect of Hedging Obligations (the amount of any such Indebtedness to be equal at any time to either (A) zero, if such Hedging Obligation is incurred pursuant to Section 4.6(b)(viii) or (B) the notional amount of such Hedging Obligation, if not incurred pursuant to such clause);

(C)        the principal amount of the Indebtedness, in the case of any other Indebtedness; and

(D)        in respect of Indebtedness of another Person secured by a Lien on the assets of the specified Person, the lesser of:

(1)         the Fair Market Value of such assets at the date of determination; and

(2)         the amount of the Indebtedness of the other Person.

(e)        Accrual of interest, accrual of dividends, the accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness, the reclassification of preferred stock as Indebtedness due to a change in accounting principles and the payment of dividends in the form of additional shares of preferred stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness or an issuance of preferred stock or Disqualified Stock for purposes of this Section 4.6. The amount of any Indebtedness outstanding as of any date shall be the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

(f)        If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary of the Company, any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under this Section 4.6, the Company shall be in Default of this Section 4.6).

(g)        For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a different currency shall be utilized, calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, or at the Company’s option, in the case of revolving credit Indebtedness, at the date such revolving credit Indebtedness was first committed; provided, however, that (i) if such Indebtedness denominated in non-U.S. dollar currency is subject to a Currency Exchange Protection Agreement with respect to U.S. dollars, the amount of such Indebtedness expressed in U.S. dollars will be calculated so as to take account of the effects of such Currency Exchange Protection Agreement; and (ii) the U.S. dollar-equivalent of the principal amount of any such Indebtedness outstanding on the Issue Date shall be calculated based on the relevant currency exchange rate in effect on the Issue Date. The principal amount of any refinancing Indebtedness incurred in the same currency as the Indebtedness being refinanced will be the U.S. dollar-equivalent of the Indebtedness refinanced determined on the date such Indebtedness was originally incurred, except that to the extent that:

(i)        such U.S. dollar-equivalent was determined based on a Currency Exchange Protection Agreement, in which case the refinancing Indebtedness will be determined in accordance with the preceding sentence; and

(ii)        the principal amount of the refinancing Indebtedness exceeds the principal amount of the Indebtedness being refinanced, in which case the U.S. dollar-equivalent of such excess will be determined on the date such refinancing Indebtedness is being incurred.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Permitted Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Notwithstanding any other provision of this Section 4.6, the maximum amount of Indebtedness that the Company or any other Restricted Subsidiary of the Company may incur pursuant to this Section 4.6 shall not be deemed to be exceeded solely as a result of fluctuations in exchange rates or currency values.

4.7        Liens

(a)        The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness upon any of their property or assets, now owned or hereafter acquired, except

(i)        in the case of any property or asset that does not constitute Collateral:

(A)        Permitted Liens, or

(B)        if such Lien is not a Permitted Lien, to the extent that all payments due under this Indenture, the Notes and the Notes Guarantees are secured on an equal and ratable basis (or in the case of Indebtedness which is a Subordinated Obligation, prior or senior thereto, with the same relative priority as the Notes or such Notes Guarantees, as applicable, shall have with respect to such Subordinated Obligation) with the obligations so secured until such time as such obligations are no longer secured by a Lien; and

(ii)        in the case of any property or asset that constitutes Collateral, Permitted Collateral Liens.

(b)        Any Lien created for the benefit of Holders pursuant to the preceding paragraph shall provide by its terms that such Lien shall be automatically and unconditionally released and discharged upon the release and discharge of the initial Lien.

(c)        With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the incurrence of such Indebtedness, such Lien shall also be permitted to secure any “Increased Amount” of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness.

4.8        Restricted Payments

(a)        The Company shall not, and shall not permit any of its Restricted Subsidiaries to, directly or indirectly:

(i)        declare or pay any dividend or make any other payment or distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests (including, without limitation, any such payment or distribution made in connection with any merger, amalgamation or consolidation involving the Company or any of its Restricted Subsidiaries) or to the direct or indirect holders of the Company’s or any of its Restricted Subsidiaries’ Equity Interests in their capacity as such (other than dividends or distributions payable in Equity Interests (other than Disqualified Stock) of the Company and other than dividends or distributions payable to the Company or a Restricted Subsidiary of the Company);

(ii)        purchase, redeem or otherwise acquire or retire for value (including, without limitation, any such purchase, redemption, acquisition or retirement made in connection with any merger, amalgamation or consolidation involving the Company) any Equity Interests of the Company held by Persons other than the Company or a Restricted Subsidiary of the Company;

(iii)        make any principal payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value, prior to the Stated Maturity thereof, any Subordinated Obligations of the Company or any Guarantor (excluding any intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries and without regard to security or priority of security), except the purchase, redemption, defeasance, acquisition or retirement of any such Indebtedness in anticipation of satisfying any of a sinking fund obligation, a principal installment or a scheduled maturity, in each case due within one year of the date of such purchase, repurchase or other acquisition; or

(iv)         make any Restricted Investment, (all such payments and other actions set forth in Section 4.8(a)(i) through (iv) being collectively referred to as “Restricted Payments”), unless, at the time of and after giving effect to such Restricted Payment:

(A)        no Default or Event of Default has occurred and is continuing or would occur as a consequence of such Restricted Payment;

(B)        the Company would, after giving pro forma effect to such Restricted Payment as if such Restricted Payment had been made at the beginning of the applicable four full fiscal quarters, have been permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.6(a); and

(C)        such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries since the Issue Date (including Restricted Payments permitted by Section 4.8(b)(i) but excluding all other Restricted Payments permitted by Section 4.8(b)) is equal to or less than the sum, without duplication, of:

(1)        50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the first day of the fiscal quarter in which the Issue Date occurs to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus

(2)        100% of the aggregate amount received in cash and the Fair Market Value of property (other than cash) received by the Company or a Restricted Subsidiary since the Issue Date as a contribution to the Company’s equity capital or from the issue or sale of Equity Interests of the Company (other than Disqualified Stock) or from the issue or sale of convertible or exchangeable Disqualified Stock or convertible or exchangeable debt securities of the Company that have been converted into or exchanged for such Equity Interests that are not Disqualified Stock (other than Equity Interests (or Disqualified Stock or debt securities) sold to a Subsidiary of the Company) provided that any cash proceeds and the Fair Market Value of property (other than cash) that have been used to incur Indebtedness, Disqualified Stock or preferred stock pursuant to Section 4.6(b)(xvii) shall be excluded from this clause; plus

(3)        (i) to the extent that any Restricted Investment that was made after the Issue Date is (x) sold, disposed of (other than sales to the Company or a Restricted Subsidiary of the Company) or otherwise cancelled, liquidated or repaid, 100% of the aggregate amount received in cash and the Fair Market Value of property (other than cash) received by the Company or any of its Restricted Subsidiaries, or (y) made in an entity that subsequently becomes a Restricted Subsidiary of the Company, 100% of the Fair Market Value of the Restricted Investment of the Company and its Restricted Subsidiaries as of the date such entity becomes a Restricted Subsidiary; plus

(ii)        to the extent that any Unrestricted Subsidiary of the Company designated as such after the Issue Date is redesignated as a Restricted Subsidiary or is merged or consolidated into the Company or a Restricted Subsidiary of the Company, or all of the assets of any Unrestricted Subsidiary, joint venture or minority investment are transferred to the Company or a Restricted Subsidiary of the Company, the Fair Market Value of the property received by the Company or any of its Restricted Subsidiaries or the Company’s Restricted

Investment in such Subsidiary, joint venture or minority interest as of the date of such redesignation, merger, consolidation or transfer of assets, in each case only to the extent such Investments reduced the Restricted Payments capacity under this Section 4.8(a)(iv)(C)(3) and were not previously repaid or otherwise reduced; plus

(4)        100% of any cash dividends or distributions received by the Company or a Restricted Subsidiary of the Company after the Issue Date from an Unrestricted Subsidiary, to the extent that such dividends or distributions were not otherwise included in the Consolidated Net Income of the Company for such period; plus

(5)        US$10.0 million.

(b)        Section 4.8(a) shall not prohibit:

(i)         the payment of any dividend or the consummation of any irrevocable redemption within 60 days after the date of declaration of the dividend or giving of the redemption notice, as the case may be, if at the date of declaration or notice, the dividend or redemption payment would have complied with this Indenture;

(ii)        the making of any Restricted Payment in exchange for, or out of the net cash proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company) of, Equity Interests of the Company (other than Disqualified Stock) or from the substantially concurrent contribution of common equity capital to the Company (to the extent the net cash proceeds from the sale of Equity Interests have not otherwise been applied to the making of such Restricted Payments pursuant to Section 4.8(b)(v); provided that the amount of any such net cash proceeds that are utilized for any such Restricted Payment pursuant to this Section 4.8(b)(ii) shall be excluded from Section 4.8(a)(iv)(C)(2) or Section 4.8(b)(v);

(iii)      the repurchase, redemption, discharge, defeasance or other acquisition or retirement for value of any Subordinated Obligations of the Company or any Guarantor (including all accrued interest on the Indebtedness, and the amount of all penalties, fees, costs, expenses, discounts and premiums incurred in connection therewith and any original issue discount or debt issuance costs with respect thereto) in exchange for, or by conversion into, or out of the net cash proceeds from a substantially concurrent incurrence of Permitted Refinancing Indebtedness;

(iv)      the payment of any dividend (or, in the case of any partnership or limited liability company, any similar distribution) by a Restricted Subsidiary of the Company to the holders of its Equity Interests (other than the Company or any Restricted Subsidiary of the Company) on no more than a pro rata basis;

(v)       the defeasance, repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company held by any of the Company’s (or any of its Restricted Subsidiaries’) future, current or former officers, directors, employees or consultants pursuant to any equity subscription agreement, stock option agreement, restricted stock grant, shareholders’ agreement or similar agreement; provided that the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests may not exceed US$5.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over into succeeding calendar years, subject to a maximum amount of US$10.0 million) (plus the net cash proceeds of key man life insurance policies received by the Company or its Restricted Subsidiaries) and provided, further, that such amount in any calendar year may be increased by an amount not to exceed the net cash proceeds from the sale of Equity Interests of the Company received by the Company during such calendar year, in each case to members of management, directors or consultants of the Company; provided further that the amount of any such net cash proceeds that are utilized for any such Restricted Payment pursuant to this Section 4.8(b)(v) will be excluded from Section 4.8(a)(iv)(C)(2) and Section 4.8(b)(ii);

(vi)        the defeasance, repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company held by any of the Company’s (or any of its Restricted Subsidiaries’) current or former directors, employees or consultants in connection with the exercise or vesting of any equity compensation (including, without limitation, stock options, restricted stock and phantom stock) (a) in order to satisfy the Company’s tax withholding obligation with respect to such exercise or vesting, or (b) to the extent such Equity Interests represent a portion of the exercise price of such Equity Interests;

(vii)        repurchases of Subordinated Obligations at a purchase price not greater than (1) 101% of the principal amount of such Subordinated Obligations in the event of a Change of Control or (2) 100% of the principal amount of such Subordinated Obligations in the event of a JV Interest Reduction or an Asset Sale, in each case plus accrued and unpaid interest, in connection with any change of control offer or asset sale offer required by the terms of such Subordinated Obligations, but only if:

(A)        in the case of a JV Interest Reduction, the Company has complied with its obligations under Section 4.21;

(B)        in the case of a Change of Control, the Company has complied with its obligations under Section 4.11;

(C)        in the case of an Asset Sale, the Company has complied with its obligations in accordance with Section 4.9;

(viii)      the repurchase, redemption or other acquisition for value of Capital Stock of the Company representing fractional shares of such Capital Stock in connection with a merger, consolidation, amalgamation or other combination involving the Company or any other transaction permitted by this Indenture;

(ix)        repurchases of Capital Stock deemed to occur upon the exercise of stock options to the extent such Capital Stock represents a portion of the exercise price thereof;

(x)         the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Company or any preferred stock of any Restricted Subsidiary of the Company issued on or after the Issue Date in accordance with the restrictions set forth in Section 4.6 to the extent such dividends are included in the definition of “Fixed Charges”;

(xi)        payments of cash, dividends, distributions, advances or other Restricted Payments by the Company or any of its Restricted Subsidiaries to allow the payment of cash in lieu of the issuance of fractional shares upon (x) the exercise of options or warrants or (y) the conversion or exchange of Capital Stock of any such Person;

(xii)       so long as no Default has occurred and is continuing or would be caused thereby, other Restricted Payments in an aggregate amount not to exceed the greater of (x) US$15.0 million and (y) 2.0% of Total Assets; and

(xiii)      the distribution of Equity Interests of, or Indebtedness owed to the Company or any of its Restricted Subsidiaries by, an Unrestricted Subsidiary or a Restricted Subsidiary of the Company that owns an Unrestricted Subsidiary so long as such Restricted Subsidiary owns no material assets other than Equity Interests of an Unrestricted Subsidiary, except in each case an Unrestricted Subsidiary the primary assets of which consist of cash and/or Cash Equivalents.

(c)        For purposes of determining compliance with this Section 4.8, in the event that a Restricted Payment (or portion thereof) meets the criteria of more than one of the categories set forth in Section 4.8(b)(i) through 4.8(b)(xiii) above, or is permitted pursuant to Section 4.8(a) and/or one or more of the clauses contained in the definition of “Permitted Investments,” the Company, in its sole discretion, will be entitled to divide or classify such Restricted Payment or Investment (or portion thereof) on the date such Restricted Payment or Permitted Investment is made or later reclassify (based on circumstances existing on the date of such reclassification) such Restricted Payment or Investment (or portion thereof) in any manner that complies with this Section 4.8.

(d)        The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. Unsecured Indebtedness shall not be deemed to be subordinate or junior to secured Indebtedness by virtue of its nature as unsecured Indebtedness.

4.9        Asset Sales

(a)        The Company shall not, and shall not permit any of its Restricted Subsidiaries to consummate an Asset Sale unless:

(i)          the Company (or such Restricted Subsidiary, as the case may be) receives consideration at the time of the Asset Sale at least equal to the Fair Market Value of the assets or Equity Interests issued or sold or otherwise disposed of; and

(ii)         at least 75% of the consideration received in the Asset Sale by the Company or such Restricted Subsidiary is in the form of cash or Cash Equivalents. For purposes of this provision, each of the following will be deemed to be cash:

(A)        any liabilities, as recorded on the most recent consolidated balance sheet of the Company or any of its Restricted Subsidiaries (other than contingent liabilities and Subordinated Obligations) that are assumed by the transferee of any such assets (or otherwise cease to be liabilities of the Company or its Restricted Subsidiaries in connection with the transactions relating to such Asset Sale) pursuant to a written agreement which releases the Company or such Restricted Subsidiary from such liabilities;

(B)        any securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash or Cash Equivalents within 180 days following the closing of the Asset Sale, to the extent of the cash or Cash Equivalents received in that conversion;

(C)        any Capital Stock or assets of the kind referred to in Section 4.9(b)(iv);

(D)        any Designated Non-Cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this Section 4.9 that is at any one time outstanding, not to exceed US$15.0 million at the time of the receipt of such Designated Non-Cash Consideration (with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value);

(E)        Indebtedness (other than Subordinated Obligations) of any Restricted Subsidiary of the Company that is no longer a Restricted Subsidiary as a result of such Asset Sale, to the extent that the Company and each other Restricted Subsidiary of the Company are released from any Guarantee of such Indebtedness in connection with such Asset Sale;

(F)        consideration consisting of Indebtedness (other than Subordinated Obligations) of the Company or any Restricted Subsidiary received from Persons who are not the Company or any Restricted Subsidiary;

(G)        accounts receivable of a business retained by the Company or any Restricted Subsidiary of the Company, as the case may be, following the sale of such business; and

(H)        Replacement Assets.

(b)        Within 365 days after the receipt of any Net Proceeds from an Asset Sale, the Company (or the relevant Restricted Subsidiary of the Company, as the case may be) may apply such Net Proceeds (at the option of the Company or such Restricted Subsidiary):

(i)        to purchase the Notes in the open market or pursuant to an offer to all Holders (in accordance with the procedures set forth below for an Asset Sale Offer), at a purchase price equal to at least 100% of the principal amount thereof, plus accrued and unpaid interest and Additional Amounts, if any, to (but not including) the date of purchase;

(ii)        (A) to repay or prepay any then outstanding Indebtedness of the Company or any Guarantor (1) outstanding under Section 4.6(b)(i) and secured by a Senior Lien on the Collateral or (2) any other Indebtedness that is secured by a Senior Lien on the Collateral and, in each case, that is not subordinated in right of payment to the Notes or any Notes Guarantee and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly permanently reduce commitments with respect thereto; or (B) to make an Asset Sale Offer (as defined below) to all Holders and holders of other Indebtedness that is secured by a Lien on the Collateral and that is not subordinated in right of payment to the Notes or any Notes Guarantee;

(iii)        to purchase or permanently prepay or redeem or repay (A) any Indebtedness that is secured only by Liens on assets or property that do not constitute Collateral and, if the Indebtedness prepaid, redeemed or repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto or (B) any Indebtedness of a Restricted Subsidiary of the Company that is not a Guarantor, other than Indebtedness owed to the Company or another Restricted Subsidiary of the Company (or any Affiliate thereof);

(iv)        to invest in Additional Assets, provided that to the extent the assets that are subject to such Asset Sale constitute Collateral, such Additional Assets shall be pledged as Collateral;

(v)        to make capital expenditures in respect of the Company’s or its Restricted Subsidiaries’ Permitted Business; provided that to the extent the assets that are subject to such Asset Sale constitute Collateral, such capital expenditures are with respect to assets that are pledged as Collateral; or

(vi)        to enter into a binding commitment to apply the Net Proceeds pursuant to Section 4.9(b)(ii), (iii), (iv) or (v); provided that such binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment until the earlier of (x) the date on which such investment, acquisition or expenditure is consummated, and (y) the 180th day following the expiration of the aforementioned 365 day period.

(c)        Pending the final application of any Net Proceeds, the Company or its applicable Restricted Subsidiary may temporarily reduce revolving credit borrowings or otherwise invest the Net Proceeds in any manner that is not prohibited by this Indenture. Any Net Proceeds from Asset Sales that are not applied or invested as provided in Section 4.9(b) will constitute “Excess Proceeds.”

(d)        When the aggregate amount of Excess Proceeds exceeds US$20.0 million, within 30 days thereof, the Company shall make an offer (an “Asset Sale Offer”) to all Holders and, to the extent notified by the Company in such notice, make an offer to all holders of any Pari Secured Indebtedness to purchase, prepay or redeem the maximum principal amount of Notes and such Pari Secured Indebtedness (plus all accrued interest on such Indebtedness and the amount of all fees and expenses, including premiums, incurred in connection therewith) that may be purchased, prepaid or redeemed out of the Excess Proceeds. The offer price for the Notes in any Asset Sale Offer shall be equal to at least 100% of the principal amount and the offer price for any Pari Secured Indebtedness may be no greater than 100% of the principal amount, in each case, plus accrued and unpaid interest and Additional Amounts, if any, to, but excluding, the date of purchase, prepayment or redemption, subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date. After the completion of any Asset Sale, the Company may make an Asset Sale Offer prior to the time it is required to do so hereunder.

(e)        If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company and its Subsidiaries may use those Excess Proceeds for any purpose not otherwise prohibited by this Indenture. If the aggregate principal amount of Notes and any Additional Pari Secured Indebtedness tendered in (or to be prepaid or redeemed in connection with) such Asset Sale Offer exceeds the amount of Excess Proceeds or if the aggregate amount of Notes tendered pursuant to such Asset Sale Offer exceeds the amount of the Net Proceeds so applied, the Trustee will select the Notes and the Company will select such Additional Pari Secured Indebtedness, if applicable, to be purchased on a pro rata basis (or in the manner set forth in Section 3.3 and 3.4) unless otherwise required by applicable law or applicable stock exchange or depositary requirements, based on the amounts tendered or required to be prepaid or redeemed. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

(f)        If holders of not less than 90% in aggregate principal amount of the outstanding Notes properly tender and do not withdraw such Notes in an Asset Sale Offer and the Company (or the relevant Restricted Subsidiary of the Company) purchases all of the Notes properly tendered and not withdrawn by such holders, the Company will have the right, upon not less than 10 days nor more than 60 days’ prior notice, provided that such notice is given not more than 30 days following such purchase pursuant to the Asset Sale Offer described above, to redeem all the Notes that remain outstanding following such purchase at a price in cash equal to 100% of the aggregate principal amount of Notes being repurchased, plus accrued and unpaid interest on the Notes repurchased to, but excluding, the date of purchase (subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date occurring on or prior to the Redemption Date if the Notes have not been redeemed or repurchased prior to such date).

(g)        Notwithstanding the foregoing, the Company may, at its option, commence an Asset Sale Offer prior to the completion of the 365-day period specified above and/or prior to the aggregate amount of Excess Proceeds exceeding $20.0 million.

(h)        The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other applicable securities laws and regulations to the extent those laws and regulations are applicable in connection with each repurchase of Notes pursuant to a Change of Control Offer, a JV Interest Reduction Offer or an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with Sections 4.9, 4.11 or 4.21 hereof, the Company shall comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Offer, JV Interest Reduction Offer or Asset Sale Offer provisions of this Indenture by virtue of such compliance.

(i)        Notwithstanding anything to the contrary contained herein, the provisions under this Section 4.9 may be waived or modified with the consent of the holders of a majority in principal amount of the Notes then outstanding.

4.10    Transactions with Affiliates

(a)        The Company shall not, and shall not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of US$10.0 million, unless:

(i)        the Affiliate Transaction is on terms, taken as a whole, that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with a Person who is not an Affiliate (as determined in good faith by a responsible financial or accounting officer of the Company); and

(ii)        the Company delivers to the Trustee, with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of US$25.0 million, a resolution of the Board of Directors of the Company accompanied by an Officer’s Certificate certifying that such Affiliate Transaction complies with this Section 4.10 and that such Affiliate Transaction has been approved by a majority of the members of the Board of Directors of the Company.

(b)        The following items will not be deemed to be Affiliate Transactions and, therefore, will not be subject to Section 4.10(a):

(i)        any employment agreement or arrangement, collective bargaining agreement, consultant agreement, stock option, stock appreciation, stock incentive or stock ownership or similar plan, employee benefit arrangements, officer or director indemnification agreement, restricted stock agreement, severance agreement or other compensation plan or arrangement, in each case entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business (as determined in good faith by a responsible financial or accounting officer of the Company) with officers, directors, consultants or employees of the Company and its Restricted Subsidiaries and payments, awards, grants or issuances of securities pursuant thereto;

(ii)        transactions between or among the Company and/or its Restricted Subsidiaries and/or the Joint Venture or other joint ventures that are not otherwise prohibited by the terms of this Indenture;

(iii)       any Restricted Payment that does not violate Section 4.8;

(iv)       any Permitted Investments;

(v)        transactions with a Person (other than an Unrestricted Subsidiary of the Company) that is an Affiliate of the Company solely because the Company owns, directly or through a Restricted Subsidiary of the Company, an Equity Interest in, or controls, such Person;

(vi)       payment of customary directors’ fees, indemnification and similar arrangements (including the payment of directors’ and officers’ insurance premiums), consulting fees, employee salaries, bonuses, employment agreements and arrangements, compensation or employee benefit arrangements, including stock options or legal fees; provided that no Event of Default under Clause (i), (ii) or (ix) of Section 6.1(a) shall have occurred and be continuing;

(vii)      any issuance of Equity Interests (other than Disqualified Stock) of the Company to Affiliates of the Company and the granting and performance of registration rights;

(viii)    transactions with a joint venture or similar entity which would constitute an Affiliate Transaction solely because the Company owns, directly or through its Restricted Subsidiaries, an Equity Interest in, or controls, such joint venture or similar entity;

(ix)        transactions pursuant to, or contemplated by any agreement or arrangement in effect on the Issue Date and transactions pursuant to any amendment, modification, supplement or extension thereto; provided that any such amendment, modification, supplement or extension to the terms thereof, taken as a whole, is not materially more disadvantageous (as determined in good faith by a responsible financial or accounting officer of the Company) to the Holders than the original agreement or arrangement as in effect on the Issue Date;

(x)         (i) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services or providers of employees or other labor, and (ii) to the extent constituting Affiliate Transactions, transactions with any governmental agency or entity, or government controlled entity in connection with a Permitted Business, in each case in the ordinary course of business and otherwise in compliance with the terms of this Indenture which are fair to the Company and the Restricted Subsidiaries of the Company, in the reasonable determination of the Company, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party;

(xi)        any contribution of capital to the Company or any of its Restricted Subsidiaries;

(xii)       transactions permitted by Section 5.1;

(xiii)      any transaction or series of related transactions between or among the Company and any of its Subsidiaries implemented in connection with any corporate restructuring, to the extent that the terms of any such transaction or any series of related transactions under this clause, taken as a whole, are not disadvantageous to Holders in any material respect;

(xiv)      any arrangement or agreement with, or contribution to, a charitable or similar organization related to social responsibility programs conducted in the jurisdiction in which the Company, its Subsidiaries or joint ventures operate;

(xv)       any transactions pursuant to any agreement between any Person and an Affiliate of such Person existing at the time such Person becomes a Restricted Subsidiary of the Company or is merged into or amalgamated or consolidated with the Company or any Restricted Subsidiary of the Company, provided that such agreement was not entered into in contemplation of such acquisition, merger or any amendment thereto; and

(xvi)      any transaction with respect to which the Company or any of its Restricted Subsidiaries obtains and delivers to the Trustee an opinion as to the fairness to the Company or such Restricted Subsidiary, as applicable, of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

4.11      Change of Control

(a)         If a Change of Control occurs, each Holder will have the right to require the Company to repurchase all or any part (equal to US$2,000 and integral multiples of US$1,000 in excess thereof) of that holder’s Notes pursuant to an offer (the “Change of Control Offer”) on the terms set forth in this Section 4.11. In the Change of Control Offer, the Company shall offer a payment in cash (the “Change of Control Payment”) equal to no less than 101% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Amounts, if any, on the Notes repurchased to, but excluding, the date of purchase (the “Change of Control Payment Date”), subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date occurring on or prior to the Redemption Date. The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with this Section

4.11, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.11 by virtue of such compliance.

(b)        On the Change of Control Payment Date, the Company shall, to the extent lawful:

(i)       accept for payment all Notes or portions of Notes properly tendered pursuant to the Change of Control Offer;

(ii)      deposit with an agent to be appointed by the Company (such as the Paying Agent) an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes properly tendered; and

(iii)     deliver or cause to be delivered to the Trustee the Notes properly accepted.

(c)        The Paying Agent shall promptly mail (or cause to be delivered) to each Holder properly tendered the Change of Control Payment for such Notes, and the Trustee, upon receipt of an authentication order, shall promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note shall be in a minimum principal amount of US$2,000 or integral multiples of US$1,000 in excess thereof. Any Note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date unless the Company defaults in making the Change of Control Payment. The Company shall publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

(d)        The provisions set forth herein that require the Company to make a Change of Control Offer following a Change of Control will be applicable whether or not any other provisions of this Indenture are applicable. Except as set forth in this Section 4.11 with respect to a Change of Control, this Indenture does not contain provisions that permit the Holders to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

(e)        The Company shall not be required to make a Change of Control Offer upon a Change of Control if (1) a third party makes the Change of Control Offer in the manner, at the time and otherwise in compliance with the requirements set forth in this Indenture applicable to a Change of Control Offer made by the Company, including prior to the occurrence of a Change of Control, and purchases all Notes properly tendered and not withdrawn under the Change of Control Offer, or (2) notice of redemption of all outstanding Notes has been given pursuant to Section 3.8, unless and until there is a default in payment of the applicable Redemption Price.

(f)        If holders of not less than 90% in aggregate principal amount of the outstanding Notes properly tender and do not withdraw such Notes in a Change of Control Offer and the Company, or any third party making a Change of Control Offer in lieu of the Company as described above, purchases all of the Notes properly tendered and not withdrawn by such holders, the Company or such third party will have the right, upon not less than 10 days nor more than 60 days’ prior notice, provided that such notice is given not more than 30 days following such purchase pursuant to the Change of Control Offer described above, to redeem all the Notes that remain outstanding following such purchase at a price in cash equal to 101% of the aggregate principal amount of Notes being repurchased, plus accrued and unpaid interest on the Notes repurchased to, but excluding, the date of purchase (subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date occurring on or prior to the Redemption Date if the Notes have not been redeemed or repurchased prior to such date).

(g)        The provisions under this Section 4.11 may be waived or modified with the consent of the Holders of a majority in principal amount of the Notes then outstanding.

(h)        Within 30 days following any Change of Control, the Company shall mail a notice to each Holder or otherwise deliver a notice in accordance with the procedures set forth in Section 3.4, with a copy to the Trustee describing the transaction or transactions that constitute the Change of Control and offering to repurchase Notes on the Change of Control Payment Date specified in the notice, which date shall be no earlier than 30 days and no later than 60 days from the date such notice is mailed or delivered. Notwithstanding the foregoing, if such notice is mailed or otherwise sent prior to the occurrence of the Change of Control, such notice may state that the Change of Control Offer is conditional on the occurrence of such Change of Control and, if applicable, stating that in the Company’s discretion, the Change of Control Payment Date may be delayed until such time (including more than 60 days after the date such notice is mailed or delivered but in any event not later than 90 days after the original Change of Control Payment Date) as the Change of Control shall occur and such notice may be rescinded in the event that the Company shall determine that the Change of Control will not occur by the Change of Control Payment Date, or the Change of Control Payment Date, as so delayed.

4.12    Additional Amounts

(a)      All payments made by or on behalf of the Company under or with respect to the Notes or any of the Guarantors with respect to any Notes Guarantee, as applicable, will be made free and clear of and without withholding or deduction for, or on account of, any present or future Taxes unless the withholding or deduction for, or on account of, such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of (1) any jurisdiction in which the Company is then incorporated, organized, engaged in business for tax purposes or otherwise considered to be a resident for tax purposes or any political subdivision or governmental authority thereof or therein having the power to tax (each, as applicable, a “Relevant Tax Jurisdiction”); or (2) any jurisdiction in which any Guarantor is then incorporated, organized, engaged in business for tax purposes or otherwise considered to be a resident for tax purposes or any political subdivision or governmental authority thereof or therein having the power to tax or from or through which payment on any such Note or Notes Guarantee is made by or on behalf of the Company or any Guarantor (including the jurisdiction of any Paying Agent) or any political subdivision or governmental authority thereof or therein having the power to tax (together with the Relevant Tax Jurisdictions, the “Relevant Jurisdictions”), will at any time be required by law to be made from any payments made by or on behalf of the Company under or with respect to the Notes or any of the Guarantors with respect to any Notes Guarantee, including payments of principal, Redemption Price, interest or premium, the Company or the relevant Guarantor, as applicable, shall pay (together with such payments) such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received by each holder or beneficial owner of the Notes or Notes Guarantees in respect of such payments after such withholding or deduction (including any such withholding or deduction from such Additional Amounts) will equal the respective amounts that would have been received by each holder or beneficial owner of Notes or Notes Guarantees in respect of such payments on any such Note or Notes Guarantee in the absence of such withholding or deduction; provided, however, that no such Additional Amounts shall be payable with respect to:

(i)      any Taxes, to the extent such Taxes would not have been so imposed or levied but for the existence of any present or former connection between the holder or the beneficial owner of the Notes and the Relevant Jurisdiction (including, without limitation, being a citizen or resident of such jurisdiction for Tax purposes, incorporated in or carrying on a business, having or maintaining a permanent establishment or being physically present in such jurisdiction), other than any connection arising solely from the acquisition, ownership or holding of such Note, the exercise or enforcement of rights under such Note or under a Notes Guarantee or the receipt of any payments in respect of such Note or a Notes Guarantee;

(ii)     any Taxes, to the extent that such Taxes were imposed as a result of the presentation of a Note for payment (in cases in which presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder or beneficial owner (except to the extent that the holder or beneficial owner would have been entitled to Additional Amounts had the Note been presented on any date within such 30 day period);

(iii)     any estate, inheritance, gift, sales, transfer, personal property or similar Taxes, assessment or other governmental charge;

(iv)     any Taxes required to be paid other than by deduction or withholding from payments under, or with respect to, any Notes;

(v)      any Taxes, to the extent such Taxes are imposed, withheld or deducted by reason of the failure of the holder or beneficial owner of Notes, to comply with any reasonable written request of the Company addressed to the holder or beneficial owner and made at least 60 days before any such withholding or deduction is to be made, to satisfy any certification, identification, information reporting or other reporting requirements, whether required by statute, regulation or administrative practice of the Relevant Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Relevant Jurisdiction (including, without limitation, a certification that the holder or beneficial owner is not resident in the Relevant Jurisdiction), but in each case, only to the extent the holder or beneficial owner is legally entitled to satisfy such requirements;

(vi)     any Taxes imposed, withheld or deducted on a payment of principal, Redemption Price, premium or interest on a Note or Notes Guarantee to the holder or beneficial owner of a Note who is a fiduciary, a partnership, a limited liability company or any person other than the sole beneficial owner of such payment, if such Tax would not have been imposed had the beneficiary or settlor with respect to such fiduciary, member of such partnership, an interest holder in such limited liability company or beneficial owner of such payment been the actual holder of the Note or Notes Guarantee;

(vii)    any Taxes, to the extent that such Taxes would not have been imposed but for the holder or beneficial owner of Notes or the recipient of interest payable on the Notes not dealing at arm’s length, within the meaning of the Income Tax Act (Canada), with the Company or relevant Guarantor, as applicable;

(viii)  any Taxes, to the extent that such Taxes would not have been imposed but for such holder or beneficial owner of Notes being, or not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with, at any time a “specified shareholder” of the Company as defined in subsection 18(5) of the Income Tax Act (Canada);

(ix)     any deduction or withholding of Taxes imposed or required pursuant to Sections 1471 through 1474 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b) of the Code or any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement entered into in connection with the implementation of such Sections of the Code; or

(x)      any combination of items (i) through (ix) above.

(b)      Where Tax is payable pursuant to Regulation 803 of the Income Tax Act (Canada) by a holder or beneficial owner of the Notes or any Notes Guarantee in respect of any amount payable under the Notes or Notes Guarantee to the holder (other than by reason of a transfer of the notes to a person resident in Canada with whom the transferor does not deal at arm’s length for the purposes of such Act), but no Additional Amount is paid in respect of such Tax, the Company or Note Guarantor, as applicable, will pay as or on account of interest to the holder an amount equal to such Tax (a “Regulation 803 Reimbursement”) plus an amount equal to any Tax required to be paid by the holder or beneficial owner as a result of such Regulation 803 Reimbursement within 45 days after receiving from the holder a notice containing reasonable particulars of the Tax so payable, provided such holder or beneficial owner would have been entitled to receive Additional Amounts on account of such Tax (and only to the extent of such Additional Amounts that such holder or beneficial owner would have been entitled to receive) but for the fact that it is payable otherwise than by deduction or withholding from payments made under or with respect to the Notes or any Notes Guarantee.

(c)      The Company and the Guarantors, jointly and severally, will reimburse the holders or beneficial owners of Notes or Notes Guarantees, upon written request of such holder or beneficial owner of Notes and certified proof of payment for the amount of (1) any Taxes levied or imposed by a Relevant Jurisdiction and payable by such holder or beneficial owner in connection with payments made under or with respect to the Notes or under or with respect to any Notes Guarantee; and (2) any Taxes levied or imposed with respect to any reimbursement under the foregoing clause (1) or this clause (2), so that the net amount received by such holder or beneficial owner after such reimbursement will not be less than the net amount such holder or beneficial owner would have received if the Taxes giving rise to the reimbursement described in clauses (1) and/or (2) had not been imposed, provided, however, that the indemnification obligation provided for in this paragraph shall not extend to Taxes imposed for which the holder or beneficial owner of the Notes or Notes Guarantees would not have been eligible to receive payment of Additional Amounts hereunder by virtue of Section 4.12(a)(i) through (x) or to the extent such holder or beneficial received Additional Amounts with respect to such payments.

(d)      In addition to the foregoing, the Company and the Guarantors shall also pay each holder or beneficial owner (or reimburse each holder or beneficial owner for) any present or future stamp, issue, registration, transfer, court or documentary Taxes, or any other excise or property Taxes, charges or similar levies (including penalties and interest related thereto) which are levied by any Relevant Jurisdiction on the execution, delivery, issuance or registration of any of the Notes, this Indenture, any Notes Guarantee or any other document referred to therein, or the receipt of any payments with respect thereto, or the enforcement of the Notes, this Indenture, any Notes Guarantee or any other document referred to therein (other than, in each case, in connection with a transfer of the Notes after the Issue Date and limited solely, to the extent that such Taxes or similar charges or levies arise from the receipt of any payments of principal or interest on the Notes, to any such Taxes or similar charges or levies that are not excluded under Section 4.12(a)(i), (ii), (iii), (vii) and (viii)).

(e)      If the Company or any Guarantor, as the case may be, becomes aware that it shall be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes or any Notes Guarantee, each of the Company or the Guarantor, as the case may be, shall deliver to the Trustee on a date that is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises less than 45 days prior to that payment date, in which case the Company or the Guarantor shall notify the Trustee and the Paying Agent promptly thereafter) an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The Officer’s Certificate shall also set forth any other information reasonably necessary to enable the Paying Agent to pay Additional Amounts to holders on the relevant payment date. The Trustee and the Paying Agent shall be entitled to rely solely on such Officer’s Certificate as conclusive proof that such payments are necessary. The Company or the Guarantor, as the case may be, will provide the Trustee with documentation evidencing the payment of Additional Amounts.

(f)      The Company or the Guarantor shall make or shall cause to be made all withholdings and deductions for, or on account of, Tax required by law and will remit or will cause to be remitted the full amount deducted or withheld to the relevant Tax authority in accordance with applicable law. The Company or the Guarantor, as applicable, shall use its reasonable efforts to obtain Tax receipts from each Tax authority evidencing the payment of any Taxes so deducted or withheld. The Company or the Guarantor shall furnish to the Trustee (or to a holder upon written request), within a reasonable time after the date the payment of any Taxes so deducted or withheld is made, certified copies of Tax receipts evidencing payment by the Company or a Guarantor, as the case may be, or if, notwithstanding such entity’s efforts to obtain receipts, receipts are not obtained, other evidence of payments (reasonably satisfactory to the Trustee) by such entity.

(g)      Whenever in this Indenture there is mentioned, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, purchase price in connection with a purchaser of Notes, interest or any other amount payable under, or with respect to, any of the Notes or any Notes Guarantee, such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

(h)      The obligations in this Section 4.12 shall survive any termination, defeasance or discharge of this Indenture or any transfer by a holder or beneficial owner of its Notes, and will apply, mutatis mutandis, to any jurisdiction in which any surviving Person to the Company or any Guarantor is incorporated, organized, engaged in business for tax purposes or otherwise resident for tax purposes or any jurisdiction from or through which such Person makes any payment on, or with respect to, the Notes (or any Notes Guarantee) and any department or political subdivision or taxing authority or agency thereof or therein.

4.13    Limitation on Lines of Business

The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Permitted Business, except to the extent as would not be material to the Company and its Restricted Subsidiaries taken as a whole.

4.14    Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

(a)      The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any consensual encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

(i)      pay dividends or make any other distributions on its Capital Stock to the Company or any of its Restricted Subsidiaries, or with respect to any other interest or participation in its profits, or pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(ii)     make loans or advances to the Company or any of its Restricted Subsidiaries; or

(iii)    sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, provided that (x) the priority of any preferred stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock and (y) the subordination of (including the application of any standstill period to) loans or advances made to the Company or any of its Restricted Subsidiaries to other Indebtedness incurred by the Company or any of its Restricted Subsidiaries, in each case, shall not be deemed to constitute such an encumbrance or restriction.

(b)      However, the preceding restrictions will not apply to encumbrances or restrictions existing under or by reason of:

(i)      agreements governing Indebtedness incurred pursuant to Section 4.6(b)(i) and (ii) (including pursuant to the Revolving Credit Agreement and the related documentation), in each case, as in effect on the Issue Date and any amendments, restatements, modifications, renewals, supplements, increases, refundings, replacements or refinancings of those agreements; provided that the amendments, restatements, modifications, renewals, supplements, increases, refundings, replacements or refinancings are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in the agreements being amended, restated, refunded, replaced or refinanced or would not otherwise materially adversely affect the Company’s ability to make principal or interest payments on the Notes as they become due (in each case as determined in good faith by the Board of Directors or a responsible accounting or financial officer of the Company);

(ii)      this Indenture, the Notes (including Additional Notes), the Notes Guarantees, the Intercreditor Agreement and the Security Documents;

(iii)     applicable law, rule, regulation or order or the terms of any license, authorization, approval, concession or permit or similar restriction;

(iv)      any instrument governing Indebtedness or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such instrument was entered into in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired; provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of this Indenture to be incurred;

(v)        customary non-assignment and similar provisions in contracts, leases and licenses (including, without limitation, licenses of intellectual property) entered into in the ordinary course of business;

(vi)      purchase money obligations for property (including Capital Stock) acquired in the ordinary course of business, Capital Lease Obligations and mortgage financings that impose restrictions on the property purchased or leased of the nature set forth in Section 4.14(a)(iii);

(vii)      any agreement for the sale or other disposition of assets, including without limitation an agreement for the sale or other disposition of the Capital Stock or assets of a Restricted Subsidiary of the Company, that restricts distributions by the applicable Restricted Subsidiary pending the sale or other disposition;

(viii)    Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are not materially more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced (as determined in good faith by the Board of Directors or a responsible accounting or financial officer of the Company);

(ix)      Liens permitted to be incurred under Section 4.7 that limit the right of the debtor to dispose of the assets subject to such Liens;

(x)        provisions limiting the disposition or distribution of assets or property in, or transfer of Capital Stock of, joint venture agreements, asset sale agreements, sale-leaseback agreements, stock sale agreements and other similar agreements (including agreements entered into in connection with a Restricted Investment), which limitations are applicable only to the assets, property or Capital Stock that are the subject of such agreements;

(xi)      agreements governing other Indebtedness of the Company or any of its Restricted Subsidiaries or the issuance of preferred stock by a Restricted Subsidiary of the Company or the payment of dividends thereon in accordance with the terms thereof permitted to be incurred pursuant to an agreement entered into subsequent to the Issue Date or issued, as applicable, in accordance with Section 4.6, and any amendments, restatements, modifications, renewals, supplements, increases, refundings, replacements or refinancings of those agreements; provided that any such encumbrance or restriction contained in such Indebtedness are not materially more restrictive, taken as a whole, than customary in comparable financings in such jurisdictions as such Indebtedness is being incurred or will not adversely affect in any material respect the Company’s ability to make principal or interest payments on the Notes as they become due (in each case, as determined in good faith by a responsible accounting or financial officer of the Company);

(xii)      supermajority voting requirements existing under corporate charters, bylaws, stockholders agreements and similar documents and agreements;

(xiii)    customary provisions restricting subletting or assignment of any lease governing a leasehold interest;

(xiv)     encumbrances or restrictions contained in Hedging Obligations permitted from time to time hereunder;

(xv)      restrictions on cash or other deposits or net worth imposed by customers or suppliers or required by insurance, surety or bonding companies, in each case under contracts entered into in the ordinary course of business;

(xvi)     any customary provisions in joint venture, partnership and limited liability company agreements relating to joint ventures that are not Restricted Subsidiaries of the Company and other similar agreements;

(xvii)    any agreement with a governmental entity providing for development financing; and

(xviii)   any encumbrance or restriction existing under any agreement that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing Clauses (i) through (xvii) of this Section 4.14(b) or in this Section 4.14(b)(xviii); provided that the terms and conditions of any such encumbrances or restrictions are not materially more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those under or pursuant to the agreement so extended, renewed, refinanced or replaced or will not adversely affect in any material respect the Company’s ability to make principal or interest payments on the Notes as they become due (in each case, as determined in good faith by the Board of Directors or a responsible accounting or financial officer of the Company).

4.15    Designation of Restricted and Unrestricted Subsidiaries

(a)      The Board of Directors of the Company may designate any Restricted Subsidiary of the Company to be an Unrestricted Subsidiary if that designation would not cause a Default. If a Restricted Subsidiary of the Company is designated as an Unrestricted Subsidiary, the aggregate Fair Market Value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Subsidiary designated as an Unrestricted Subsidiary will be deemed to be an Investment made as of the time of the designation and will reduce the amount available for Restricted Payments under Section 4.8 or under one or more clauses of the definition of “Permitted Investments,” as determined by the Company. That designation will only be permitted if such Investment would be permitted at that time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

(b)      Any designation of a Subsidiary of the Company as an Unrestricted Subsidiary will be evidenced to the Trustee by filing with the Trustee a copy of a resolution of the Board of Directors of the Company giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the preceding conditions and was permitted by Section 4.8. If, at any time, any Unrestricted Subsidiary would fail to meet the conditions in clauses (1), (2) and (3) of the definition of “Unrestricted Subsidiary,” it will thereafter cease to be an Unrestricted Subsidiary for purposes of this Indenture and any Indebtedness of such Subsidiary will be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under Section 4.6, the Company will be in default of such covenant. The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Company; provided that such designation will be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary, and such designation will only be permitted if (1) such Indebtedness is permitted under Section 4.6, calculated on a pro forma basis as if such designation had occurred at the beginning of the four fiscal quarter reference period; and (2) no Default or Event of Default would be in existence following such designation.

4.16    Reports

(a)      So long as any Notes are outstanding, the Company shall furnish without cost to each Holder and deliver to the Trustee:

(i)      on or prior to the later of (A) 90 days after the end of each fiscal year of the Company or (B) the date on which the Company is required to file (after giving effect to any available extension) such information pursuant to Canadian Securities Legislation, the annual “Management’s Discussion & Analysis” (“MD&A”) and audited financial statements in respect of such fiscal year that the Company would be required to file as a reporting issuer under Canadian Securities Legislation;

(ii)     on or prior to the later of (A) 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Company or (B) the date on which the Company is required to file (after giving effect to any available extension) such information pursuant to Canadian Securities Legislation, the quarterly MD&A and unaudited quarterly financial statements in respect of the relevant interim period that the Company would be required to file as a reporting issuer under Canadian Securities Legislation; and

(iii)    if the Company is a reporting issuer under Canadian Securities Legislation, on or prior to the later of the tenth Business Day following the events giving rise to the requirements for the Company to file a material change report pursuant to Canadian Securities Legislation, such material change report (other than any material change report that the Company is permitted to treat as a confidential material change report under Canadian Securities Legislation).

(b)      The Company shall (i) schedule and participate in quarterly conference calls to discuss its results of operations and (ii) use commercially reasonable efforts to provide Standard & Poor’s Ratings Group, Inc. and Moody’s Investors Service, Inc. with information on a periodic basis as Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc., as the case may be, shall reasonably require in order to maintain public ratings of the Notes. With respect to the reports referred to in Section 4.16(a)(i), (ii) and (iii), the Company shall (A) file such reports electronically on the Canadian Securities Administrators’ SEDAR website (or any successor system); (B) file such reports electronically on the SEC’s Electronic Data Gathering, Analysis and Retrieval System (or any successor system); or (C) post such reports on a public website maintained by the Company which, in the case of (A), (B) or (C), shall satisfy the Company’s obligations to furnish such materials to Holders and deliver such materials to the Trustee.

(c)      In addition, at any time that it is neither subject to Section 13 or 15(d) of the Exchange Act, nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, the Company shall also furnish to Holders, securities analysts and prospective investors upon request the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act, so long as the Notes are not freely transferable under the Securities Act.

(d)      In the event that any Parent of the Company is or becomes a Guarantor of the Notes, the Company may satisfy its obligations under this covenant with respect to financial information relating to the Company by furnishing financial information relating to such Parent, provided that, the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such Parent and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company, the Guarantors and the other Subsidiaries of the Company on a stand-alone basis, on the other hand.

(e)      Notwithstanding anything herein to the contrary, the Company shall not be deemed to have failed to comply with any of its obligations hereunder for purposes of Section 6.1(a)(iv) until 90 days after the date any report hereunder is due to be furnished to Holders and delivered to the Trustee in accordance Section 4.16(a).

(f)      If the Company has designated any of its Subsidiaries as Unrestricted Subsidiaries and such Unrestricted Subsidiaries hold more than in the aggregate 10.0% of the Total Assets of the Company, then the annual and quarterly financial information required by Section 4.16(a)(i) and (ii) will include a reasonably detailed presentation of the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company in accordance with and to the extent required by IFRS.

(g)      To the extent any information is not provided as specified in this Section 4.16 and such information is subsequently provided, the Company shall be deemed to have satisfied its obligations with respect thereto at such time, and any Default with respect thereto shall be deemed to have been cured.

(h)      Delivery of reports, information and documents to the Trustee is for informational purposes only and their receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Company’s, any Guarantor’s or any other Person’s compliance with any of its covenants under this Indenture or the Notes (as to which the Trustee is entitled to rely exclusively on the Officer’s Certificates delivered pursuant to this Indenture).

(i)      The Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, the Company’s, any Guarantor’s or any other Person’s compliance with the covenants described herein or with respect to any reports or other documents filed under this Indenture.

4.17    Suspension of Covenants when Notes Rated Investment Grade

(a)      If on any date following the Issue Date:

(i)      the Notes have achieved Investment Grade Status; and

(ii)     no Default or Event of Default shall have occurred and be continuing on such date, then,

beginning on that day and continuing until such time, if any, at which the Notes cease to have Investment Grade Status (such period, the “Suspension Period”), the following Sections of this Indenture (the “Suspended Covenants”) will no longer be applicable to the Notes and any related default provisions of this Indenture will cease to be effective and will not be applicable to the Company and its Restricted Subsidiaries: Section 4.6; Section 4.8; Section 4.9; Section 4.10; Section 4.13; Section 4.14; any provision contained in Section 4.15 requiring compliance with any test for incurrence of Indebtedness or Restricted Payments capacity; Section 4.18; Section 4.19; and Section 5.1(a)(iv).

(b)      The clauses listed in Section 4.17(a) shall not, however, be of any effect with regard to the actions of the Company and its Restricted Subsidiaries properly taken during the continuance of the Suspension Period.

(c)      If at any time the Notes cease to have Investment Grade Status, then the Suspended Covenants shall thereafter be reinstated as if such covenants had never been suspended (the “Reversion Date”) and be applicable pursuant to the terms of this Indenture (including in connection with performing any calculation or assessment to determine compliance with the terms of this Indenture), unless and until the Notes achieve Investment Grade Status and no Default or Event of Default shall have occurred and be continuing on such date (in which event the Suspended Covenants shall no longer be in effect unless and until the Notes cease to have such Investment Grade Status).

(d)      (i) With respect to the Restricted Payments made after any Reversion Date, the amount of Restricted Payments will be calculated as though Section 4.8 had been in effect prior to, but not during, the Suspension Period and (ii) all Indebtedness incurred, or Disqualified Stock or preferred stock issued, during the Suspension Period will be classified to have been incurred or issued pursuant to Section 4.6(b)(ii). Upon the occurrence of a Suspension Period, the amount of Excess Proceeds shall be reset at zero.

(e)      During a Suspension Period, the Company shall not designate any of its Restricted Subsidiaries to be Unrestricted Subsidiaries pursuant to Section 4.15.

(f)      The Company shall notify the Trustee that the first two conditions set forth in Section 4.17(a) have been satisfied, provided that such notification shall not be a condition for the suspension of the covenants set forth above to be effective. The Trustee shall be under no obligation to monitor the ratings of the Notes, determine whether the notes achieve Investment Grade Status or notify the Holders that the conditions set forth in Section 4.17(a) have been satisfied.

4.18    Limitations with Respect to Canadian Defined Benefit Plans

Neither the Company nor any of its Restricted Subsidiaries shall maintain, establish or commence contributing to or otherwise participate in any “registered pension plan” as defined in subsection 248(1) of the Income Tax Act (Canada) which contains a “defined benefit provision” as defined in subsection 147.1(1) of the Income Tax Act (Canada) (a “Canadian Defined Benefit Plan”). Neither the Company nor its Restricted Subsidiaries shall acquire an interest in any Person if such Person maintains, sponsors, administers, participates in, or has any liability in respect of any Canadian Defined Benefit Plan.

4.19    Future Guarantors

(a)      The Company shall cause each of its Restricted Subsidiaries (other than (x) any Immaterial Subsidiary, (y) non wholly-owned Restricted Subsidiaries that do not guarantee any other Indebtedness of the Company or a Guarantor and (z) any Restricted Subsidiary of the Company that is prohibited by law from Guaranteeing the Notes or that would experience adverse regulatory consequences as a result of providing a Guarantee of the Notes, so long as in each case such Restricted Subsidiary has not provided a Guarantee of any other Indebtedness of the Company or any Guarantor) to execute and deliver to the Trustee within 90 days a supplemental indenture to this Indenture pursuant to which such Restricted Subsidiary shall, subject to Section 4.19(d), irrevocably and unconditionally Guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest in respect of the Notes on a senior basis and all other obligations under this Indenture and execute and deliver to the Trustee supplements to the Security Documents and take all actions required by the Security Documents to perfect the liens granted thereunder.

(b)      The obligations of each Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Guarantor (including, without limitation, any Guarantees under the Revolving Credit Agreement, any Additional Senior Secured Indebtedness, any Additional Pari Secured Indebtedness or other Indebtedness) and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Notes Guarantee or pursuant to its contribution obligations under this Indenture, result in the obligations of such Guarantor under its Notes Guarantee not constituting a fraudulent conveyance or fraudulent transfer or transfer at undervalue under Canadian federal or provincial law or U.S. federal or state law.

(c)      Each Notes Guarantee shall be released in accordance with Section 10.9.

(d)      Future Notes Guarantees provided by Guarantors organized in jurisdictions other than the United States and Canada, may be Limited Guarantees if the Company, in consultation with local counsel, determines that such limitations are required due to legal requirements within such jurisdiction.

4.20    Limitations with Respect to the Joint Venture

Neither the Company nor any of its Restricted Subsidiaries shall (a) consent to the incurrence of any Indebtedness with respect to or Liens on any Joint Venture Property by the Joint Venture, any Joint Venture Participant, or any operator or manager of the Joint Venture, other than equipment and purchase money financing to fund activities in the ordinary course of business of the Joint Venture, (b) consent to any sale, transfer or disposition of any material portion of real property by the Joint Venture in any manner materially adverse to Holders or (c) permit any amendments to the Joint Venture Agreement in any manner materially adverse to Holders.

4.21    JV Interest Reduction

(a)      If a JV Interest Reduction occurs, each Holder shall have the right to require the Company to repurchase all or any part (equal to US$2,000 and integral multiples of US$1,000 in excess thereof) of that holder’s Notes pursuant to an offer (the “JV Interest Reduction Offer”) on the terms set forth in this Section 4.21. In the JV Interest Reduction Offer, the Company shall offer each Holder a payment in cash (the “JV Interest Reduction Payment”) equal to 100% of the aggregate principal amount of Notes repurchased plus accrued and unpaid interest and Additional Amounts, if any, on the Notes repurchased to, but excluding, the date of purchase (the “JV Interest Reduction Payment Date”), subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date occurring on or prior to the JV Interest Reduction Payment Date. The Company shall comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the Notes as a result of a JV Interest Reduction. To the extent that the provisions of any securities laws or regulations conflict with this Section 4.21, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under this Section 4.21 by virtue of such compliance.

(b)       On the JV Interest Reduction Payment Date, the Company shall, to the extent lawful:

(i)      accept for payment all Notes or portions of Notes properly tendered pursuant to the JV Interest Reduction Offer;

(ii)     deposit with an agent to be appointed by the Company (such as the Paying Agent) an amount equal to the JV Interest Reduction Payment in respect of all Notes or portions of Notes properly tendered; and

(iii)    deliver or cause to be delivered to the Trustee the Notes properly accepted.

(c)      The Paying Agent shall promptly mail (or cause to be delivered) to each Holder properly tendered the JV Interest Reduction Payment for such Notes, and the Trustee shall, upon receipt of an authentication order, authenticate and mail (or cause to be transferred by book entry) to each holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note shall be in a minimum principal amount of US$2,000 or integral multiples of US$1,000 in excess thereof. Any Note so accepted for payment will cease to accrue interest on and after the JV Interest Reduction Payment Date unless the Company defaults in making the JV Interest Reduction Payment. The Company shall publicly announce the results of the JV Interest Reduction Offer on or as soon as practicable after the JV Interest Reduction Payment Date.

(d)      The provisions set forth herein that require the Company to make a JV Interest Reduction Offer following a JV Interest Reduction will be applicable whether or not any other provisions of this Indenture are applicable. Except as set forth in this Section 4.21 or Section 4.11 with respect to a JV Interest Reduction or a Change of Control, respectively, this Indenture does not contain provisions that permit the Holders to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

(e)      The Company shall not be required to make a JV Interest Reduction Offer upon a JV Interest Reduction if (1) a third party makes the JV Interest Reduction Offer in the manner, at the time and otherwise in compliance with the requirements set forth in this Indenture applicable to a JV Interest Reduction Offer made by the Company and purchases all Notes properly tendered and not withdrawn under the JV Interest Reduction Offer, or (2) notice of redemption of all outstanding Notes has been given pursuant to Section 3.8, unless and until there is a default in payment of the applicable Redemption Price.

(f)      If holders of not less than 90% in aggregate principal amount of the outstanding Notes properly tender and do not withdraw such Notes in a JV Interest Reduction Offer and the Company, or any third party making a JV Interest Reduction Offer in lieu of the Company as described above, purchase all of the Notes properly tendered and not withdrawn by such holders, the Company or such third party will have the right, upon not less than 10 days nor more than 60 days’ prior notice, provided that such notice is given not more than 30 days following such purchase pursuant to the JV Interest Reduction Offer described above, to redeem all the Notes that remain outstanding following such purchase at a price in cash equal to 100% of the aggregate principal amount of Notes being repurchased, plus accrued and unpaid interest on the Notes repurchased to, but excluding, the date of purchase (subject to the rights of Holders on the relevant Record Date to receive interest due on the relevant Interest Payment Date occurring on or prior to the Redemption Date if the Notes have not been redeemed or repurchased prior to such date).

(g)         A JV Interest Reduction Offer may be made in advance of a JV Interest Reduction, and conditioned upon the occurrence of such JV Interest Reduction.

(h)         The provisions under this Section 4.21 may be waived or modified with the consent of the Holders of a majority in principal amount of the Notes then outstanding prior to the occurrence of the JV Interest Reduction.

(i)         Within 60 days following the JV Interest Reduction, the Company shall mail a notice to each Holder or otherwise deliver a notice in accordance with the procedures set forth in Section 3.4, with a copy to the Trustee describing the transaction or transactions or other relevant circumstances that caused the JV Interest Reduction and offering to repurchase Notes on the JV Interest Reduction Payment Date specified in the notice, which date shall be no earlier than 10 days and no later than 60 days from the date such notice is mailed or delivered, subject to extension to a date not later than 90 days following the original JV Interest Reduction Payment Date (in the case where such notice is mailed or otherwise sent prior the occurrence of the JV Interest Reduction) in the event that the occurrence of the JV Interest Reduction is delayed beyond the JV Interest Reduction Payment Date set forth in such notice, pursuant to the procedures required by this Indenture and described in such notice.

5.	Successors

5.1	Merger, Consolidation or Sale of Assets

(a)         The Company shall not, directly or indirectly (i) consolidate, amalgamate or merge with or into another Person (whether or not the Company is the surviving Person) or (ii) voluntarily sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to another Person, unless:

(i)         either: (a) the Company is the surviving Person; or (b) the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is an entity organized or existing under the laws of Canada or any province thereof, any state of the United States or the District of Columbia; provided that in the case where the surviving Person is not a corporation, a co-obligor of the Notes is a corporation;

(ii)         the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, conveyance, lease or other disposition has been made assumes all the obligations of the Company under the Notes, this Indenture, the Intercreditor Agreement and the Security Documents, in each case, pursuant to agreements required by the Notes Documents (and the Notes Guarantees will be confirmed as applying to such surviving Person’s obligations) and the Notes, this Indenture, the Intercreditor Agreement and the Security Documents will remain in full force and effect as so amended and supplemented;

(iii)         immediately after such transaction or transactions, no Default or Event of Default exists;

(iv)        the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company), or to which such sale, assignment, transfer, conveyance, lease or other disposition has been made would, on the date of such transaction after giving pro forma effect thereto and any related financing transactions as if the same had occurred at the beginning of the applicable four fiscal quarter period (i) be permitted to incur at least US$1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in Section 4.6(a); or (ii) the Company would have a Fixed Charge Coverage Ratio not less than it was immediately prior to giving effect to such transaction;

(v)         each Guarantor (unless it is the party to the transactions above, in which case Section 5.1(a)(ii) shall apply) shall have by supplemental indenture confirmed that its Notes Guarantee shall apply to such Person’s obligations in respect of this Indenture, the Intercreditor Agreement and the Security Documents, in each case, pursuant to agreements reasonably satisfactory to the Trustee and the Notes Collateral Agent, and shall continue to be in effect; and

(vi)         the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with Section 5.1 and that all conditions precedent in this Indenture relating to such transaction have been satisfied and that the supplemental indenture (if any), this Indenture and the Notes constitute legal, valid and binding obligations of the Company or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Company) enforceable in accordance with their terms; provided that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to any matters of fact.

The surviving Person will succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture, provided that the Company will not be released from the obligation to pay the principal of and interest and premium, if any, on the Notes except in the case of a sale of all the Company’s assets in a transaction that is subject to, and complies with the provisions of, this Section 5.1.

(b)         A Guarantor (other than a Guarantor whose Notes Guarantee is to be released in accordance with the terms of the Notes Guarantee and Section 10.9) may not sell, transfer, lease, convey or otherwise dispose of all or substantially all of its assets in one or more related transactions to, or consolidate, amalgamate with or merge with or into (whether or not such Guarantor is the surviving Person), another Person, other than the Company or another Guarantor, unless:

(i)         immediately after giving effect to that transaction, no Default or Event of Default exists; and

(ii)         either:

(A)         such Guarantor is the surviving Person; or

(B)         the Person acquiring the property in any such sale, transfer, lease, conveyance or other disposition or the Person formed by or surviving any such consolidation, amalgamation or merger unconditionally assumes, pursuant to a supplemental indenture substantially in the form as provided for in Exhibit 4 hereto, all the obligations of such Guarantor under such Indenture, its Notes Guarantee, the Intercreditor Agreement and the Security Documents, on terms set forth therein; and the Notes, this Indenture, the Intercreditor Agreement and the Security Documents will remain in full force and effect as so amended and supplemented; or

(C)         such transaction does not violate the provisions of Section 4.9, to the extent applicable to such transaction; and

(iii)         in the case of Section 5.1(b)(i) or (ii) above, the Company shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger, sale, transfer, lease, conveyance or other disposition, as applicable, and such supplemental indenture (if any) comply with this Section 5.1(b) and that all conditions precedent in this Indenture relating to such transaction have been satisfied and that the supplemental indenture (if any), this Indenture and the Notes constitute legal, valid and binding obligations of the Guarantor or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than the Guarantor) enforceable in accordance with their terms; provided that in giving an Opinion of Counsel, counsel may rely on an Officer’s Certificate as to any matters of fact.

(c)         For purposes of this Article 5, the sale, lease, conveyance, assignment, transfer, or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Company, which properties and assets, if held by the Company instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Company on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the assets of the Company.

(d)         This Section 5.1 shall not apply to any sale, assignment, transfer, conveyance, lease or other disposition of assets between or among the Company and its Restricted Subsidiaries. Section 5.1(a)(iii) and (iv) and Section 5.1(b)(i) will not apply to any merger, amalgamation or consolidation of the Company or any other Restricted Subsidiary of the Company into an Affiliate solely for the purpose of reincorporating the Company or such Restricted Subsidiary in another jurisdiction, so long as the Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby. Notwithstanding any other provision of this Indenture, (i) any Restricted Subsidiary of the Company that is not a Guarantor may consolidate or amalgamate with, merge with or into or transfer all or part of its properties and assets to the Company, a Guarantor or any other Restricted Subsidiary of the Company that is not a Guarantor; and (ii) any Guarantor may consolidate with, amalgamate with or merge with or into or transfer all or part of its properties and assets to the Company or another Guarantor.

5.2	Successor Substituted

(a)         Upon any consolidation or merger, or any sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company in accordance with Section 5.1 of this Indenture, any surviving Person formed by such consolidation or into which the Company is merged or to which such sale, assignment, conveyance, transfer, lease or other disposition is made shall succeed to, and be substituted for (so that from and after the date of such consolidation, merger, sale, assignment, transfer, ease, conveyance or other disposition, the provisions of this Indenture referring to the “Company” shall refer instead to the surviving Person and not to the Company), and may exercise every right and power of, the Company under this Indenture with the same effect as if such surviving Person had been named as the Company herein; provided, however, that the predecessor Company shall not be released from its obligation to pay the principal of, premium, if any, or interest on the Notes except in the case of a sale of all the Company’s assets in a transaction that is subject to and complies with Section 5.1 hereof.

6.	Events of Default and Remedies

6.1	Events of Default

(a)         Each of the following is an “Event of Default”:

(i)         default for 30 days in the payment when due of interest or Additional Amounts, if any, with respect to the Notes;

(ii)         default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Notes;

(iii)         failure by the Company or any Guarantor to comply with Section 5.1;

(iv)         failure by the Company or any of its Restricted Subsidiaries for 60 days after receipt of written notice to the Company by the Trustee or the Holders of at least 30% in aggregate principal amount of the Notes then outstanding voting as a single class to comply with any of the other agreements in this Indenture (other than a default in performance, or breach of a covenant or agreement which is specifically dealt with in Section 6.1(a)(i), (ii) or (iii), the Intercreditor Agreement or the Security Documents);

(v)         default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries), whether such Indebtedness or Guarantee now exists, or is created, after the Issue Date, if that default:

(A)         is caused by a failure to pay principal of such Indebtedness at the Stated Maturity thereof after giving effect to any applicable grace periods provided in such Indebtedness and such failure to make any payment has not been waived or the maturity of such Indebtedness has not been extended (a “Payment Default”); or

(B)         results in the acceleration of such Indebtedness prior to its Stated Maturity,

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates US$17.5 million or more;

(vi)         failure by the Company or any Significant Subsidiary or group of Restricted Subsidiaries of the Company that, taken together, would constitute a Significant Subsidiary, to pay final judgments entered by a court or courts of competent jurisdiction aggregating in excess of US$17.5 million (net of any amount with respect to which a reputable and solvent insurance company has acknowledged liability in writing), which judgments are not paid, discharged, stayed or fully bonded for a period of 60 days after such judgments become final and nonappealable (or, if later, the date when payment is due pursuant to such judgment);

(vii)         (A) any security interest created by the Security Documents with respect to Collateral having a Fair Market Value in excess of US$17.5 million ceases to be a valid, perfected security interest (except as permitted by the terms of this Indenture, the Security Documents or the Intercreditor Agreement), or an assertion by the Company or any of its Restricted Subsidiaries that any Collateral having a Fair Market Value in excess of US$17.5 million is not subject to a valid, perfected security interest (except as permitted by the terms of this Indenture, the Security Documents or the Intercreditor Agreement); or (B) the repudiation or disaffirmation by the Company or any of its Restricted Subsidiaries of any of their respective material obligations under the Security Documents;

(viii)        except as permitted by this Indenture (including with respect to any limitations), any Notes Guarantee of a Significant Subsidiary is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor that is a Significant Subsidiary or a group of Guarantors that, taken together, would constitute a Significant Subsidiary or any Person acting on behalf of any such Guarantor that is a Significant Subsidiary (or such group of Guarantors that, taken together, would constitute a Significant Subsidiary), denies or disaffirms its obligations under its Notes Guarantee;

(ix)         an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (i) liquidation, reorganization or other relief in respect of the Company or any Significant Subsidiary, under any federal, state, provincial or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect or (ii) the appointment of a receiver, interim receiver, trustee, custodian, sequestrator, monitor, administrator, conservator or similar official for the Company or any Significant Subsidiary or of any substantial part of their respective properties, and, in any such case, such proceeding or petition shall continue undismissed, unvacated, unbounded or unstayed pending appeal for 60 consecutive days or an order or decree approving or ordering any of the foregoing shall be entered which has not been stayed; and

(x)         the Company or any Significant Subsidiary shall (i) voluntarily commence any proceeding or file any petition seeking liquidation, reorganization or other relief under any federal, state, provincial or foreign bankruptcy, insolvency, receivership or similar law now or hereafter in effect, (ii) admit in writing its inability to pay its debts as such debts become due, (iii) apply for or consent to the appointment of a receiver, interim receiver, trustee, custodian, sequestrator, monitor, administrator, conservator or similar official for the Company or such Significant Subsidiary or for a substantial part of their respective assets, (iv) file an answer admitting the material allegations of a petition filed against it in any such proceeding, (v) make a general assignment for the benefit of creditors or (vi) take any action for the purpose of effecting any of the foregoing.

6.2	Acceleration

(a)         In the case of an Event of Default arising under Section 6.1(a)(ix) or (x), with respect to the Company, all then outstanding Notes will become due and payable immediately without further action or notice. A Default arising under Section 6.1(a)(iii) or (iv) will not constitute an Event of Default until the Trustee or the Holders of at least 30% in aggregate principal amount of the then outstanding Notes (the “Requisite Holders”) notify the Company of the Default and, with respect to Section 6.1(a)(iv), the Company does not cure such Default within the time specified in Section 6.1(a)(iv) after receipt of such notice.

(b)         If any other Event of Default occurs and is continuing, the Trustee or the Requisite Holders may declare all of the then outstanding Notes to be due and payable immediately by notice in writing to the Company and, in case of a notice by Holders, also to the Trustee specifying the respective Event of Default and that it is a notice of acceleration.

(c)         In the event of a declaration of acceleration of the Notes because an Event of Default under Section 6.1(a)(v) has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if (i) the event of default or Payment Default triggering such Event of Default pursuant to Section 6.1(a)(v) shall be remedied or cured, or waived by the holders of the Indebtedness, or the Indebtedness that gave rise to such Event of Default shall have been discharged in full, in each case, within 30 days after the declaration of acceleration with respect thereto, (ii) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (iii) all existing Events of Default, except nonpayment of principal, premium or interest, including Additional Amounts, if any, on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived.

(d)         As required by the Joint Venture Agreement, prior to a declaration of acceleration of the Notes by the Trustee or the Requisite Holders, the other Participants shall have the right to elect to take over the claims of the Trustee, the Notes Collateral Agent and the Holders of the Notes under this Indenture, the Notes, the Notes Guarantees, the Security Documents and the Intercreditor Agreement by paying the principal, interest, premium and Additional Amounts, if any, then outstanding on the Notes (the “JV Participant Right”). In connection with a declaration of acceleration of the Notes by either the Trustee or the Requisite Holders, the party or parties intending to declare such acceleration shall provide notice (the “Acceleration Notice”) in writing to the other Participants and to the Notes Collateral Agent and, in case of an Acceleration Notice by Requisite Holders, also to the Trustee, which Acceleration Notice shall provide notice of intention to declare such acceleration, along with an estimate of the amount of principal, interest, premium and Additional Amounts, if any, then outstanding on the Notes and the maximum amount by which such estimate could increase. Within 15 business days of receipt of the Acceleration Notice, each other Participant who wishes to exercise its JV Participant Right shall notify the Trustee, the Notes Collateral Agent and, if applicable, the Requisite Holders, of its election (a “Notice of Election”) to exercise its JV

Participant Right, which notice shall be irrevocable. If any other Participant fails to submit a Notice of Election within 15 business days of receipt of the Acceleration Notice or notifies the Trustee, the Notes Collateral Agent and, if applicable, the Requisite Holders, that it does not intend to exercise the JV Participant Right, then such Participant shall be deemed to have waived its JV Participant Right. The declaration of the acceleration by the Trustee or the Requisite Holders, as the case may be, will automatically become effective upon the earlier to occur of (x) 15 business days after the date of receipt of the Acceleration Notice by the other Participants and (y) the date that all other Participants decline to exercise their respective JV Participant Right. Upon receipt of a Notice of Election, the Trustee or the Requisite Holders, as the case may be, shall provide an additional notice specifying the total amount of principal, interest, premium and Additional Amounts, if any, then outstanding on the Notes to each Participant who delivered a Notice of Election. Within 10 business days of receipt of such final calculation, each Participant who delivered a Notice of Election shall pay such amount to the Trustee, and the Trustee and the Notes Collateral Agent shall execute all relevant documentation to ensure that such Participant obtains all rights of the Trustee, the Notes Collateral Agent and Holders under this Indenture, the Notes, the Notes Guarantees, the Security Documents and the Intercreditor Agreement.

(e)         If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail or otherwise deliver to each Holder a notice of the Default or Event of Default, within 30 days after the Trustee becomes aware of such Default or Event of Default, by first class mail specifying such event, notice or other action, its status and what action the Company is taking or propose to take with respect thereto. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, on the Notes or interest, if any, or Additional Amounts, if any, on any Note, the Trustee may withhold the notice to the Holders if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the interests of the Holders. The Trustee shall not be deemed to have knowledge of a Default unless a Trust Officer has actual knowledge of such Default or written notice of such Default or Event of Default has been received by the Trustee at its Corporate Trust Office which notice references this Indenture and/or the Notes. The Company shall also notify the Trustee within 30 days of the occurrence of any Event of Default.

6.3	Other Remedies

If an Event of Default occurs and is continuing, the Trustee may, but shall not be obliged, in its discretion proceed to protect and enforce its rights and the rights of the Holders by such appropriate judicial proceedings as the Trustee shall deem most effectual to protect and enforce any such rights, whether for the specific enforcement of any covenant or agreement in this Indenture or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

All rights of action and claims under this Indenture or the Notes may be prosecuted and enforced by the Trustee without the possession of any of the Notes or the production thereof in any proceeding relating thereto, and any such proceeding instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment shall, after provision for the payment of the properly incurred compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, be for the ratable benefit of the Holders in respect of which such judgment has been recovered.

6.4	Waiver of Past Defaults

The Holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the Holders of all the Notes rescind an acceleration or waive any past or existing Default or Event of Default hereunder and its consequences, except a continuing Default or Event of Default in respect of the payment of the principal of (or premium, if any), Additional Amounts, if any or interest on any Note held by a non-consenting Holder, unless such payment is due solely because of such acceleration.

Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured, for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

6.5	Control by Majority

Subject to Section 7.2(a)(iv), the Holders of a majority in aggregate principal amount of the then outstanding Notes may direct, in writing, the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee under this Indenture; provided, that:

(a)         the Trustee may refuse to follow any direction that conflicts with law, this Indenture or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction;

(b)         the Trustee may refuse to follow any direction that the Trustee determines is unduly prejudicial to the rights of other Holders or would involve the Trustee in personal liability;

(c)         the Trustee may refuse to follow any direction if the directing Holders do not offer indemnification satisfactory to the Trustee against all fees, losses, liabilities and expenses (including attorney’s fees and expenses) caused by or that might be caused by taking or not taking such action; and

(d)         the Trustee may take any other action deemed proper by the Trustee that is not inconsistent with such direction.

6.6	Limitation on Suits

Except (subject to Article 9) to enforce the right to receive payment of principal, premium, if any, or interest or Additional Amounts when due, no Holder may pursue any remedy with respect to this Indenture or the Notes unless:

(a)         the Holder has previously given the Trustee written notice of a continuing Event of Default;

(b)         the Requisite Holders shall have made a written request to the Trustee to pursue the remedy;

(c)         such Holder or Holders offer the Trustee, and the Trustee has received, security and/or indemnity satisfactory to the Trustee against any loss, liability or expense;

(d)         the Trustee has not complied with the request within 60 days after the receipt of the request and the offer of security and/or indemnity; and

(e)         Holders of a majority in aggregate principal amount of the then outstanding Notes have not given the Trustee a written direction that is inconsistent with the request within such 60 day period.

A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

6.7	Right of Holders to Institute Suit

Notwithstanding any other provision of this Indenture, the right of any Holder to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes on or after the respective due dates expressed or provided for the Notes shall not be impaired without the consent of such Holder.

6.8	Collection Suit by Trustee

The Company covenants that if default is made in the payment of:

(a)         any installment of interest on any Note when such interest becomes due and payable and such default continues for a period of 30 days, or

(b)         the principal of (or premium, if any, on) any Note at the Maturity thereof,

the Company shall, upon demand of the Trustee, pay to the Trustee for the benefit of the Holders of such Notes, the whole amount then due and payable on such Notes for principal (and premium, if any), Additional Amounts, if any and interest, and interest on any overdue principal (and premium, if any) and Additional Amounts, if any and, to the extent that payment of such interest shall be legally enforceable, upon any overdue installment of interest, at the rate borne by the Notes, and, in addition thereto, such further amount as shall be sufficient to cover the amounts provided for in Section 7.6 and such further amount as shall be sufficient to cover the costs and expenses of collection, including the properly incurred compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

If the Company fails to pay such amounts forthwith upon such demand, the Trustee, in its own name as trustee of an express trust, may institute a judicial proceeding for the collection of the sums so due and unpaid, may prosecute such proceeding to judgment or final decree and may enforce the same against the Company or any other obligor upon the Notes and collect the moneys adjudged or decreed to be payable in the manner provided by law out of the property of the Company or any other obligor upon the Notes, wherever situated.

6.9	Trustee May File Proofs of Claim

The Trustee may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.6) and the Holders allowed in any judicial proceedings relative to the Company or any Guarantor, their creditors or their property and, unless prohibited by law or applicable regulations, may vote on behalf of the Holders at their direction in any election of a trustee in bankruptcy or other Person performing similar functions, and any Custodian in any such judicial proceeding is hereby authorized by each Holder to make payments to the Trustee and, in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due it for the compensation, expenses, disbursements and advances of the Trustee, its agents and their counsel, and any other amounts due the Trustee and the Agents under Section 7.6.

Nothing herein contained shall be deemed to empower the Trustee to authorize or consent to, or accept or adopt on behalf of any Holder, any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

6.10	Priority of Payment

Subject to the Intercreditor Agreement, to the extent applicable, if the Trustee or the Notes Collateral Agent collects any money or property pursuant to this Article 6 or from the enforcement of any Security Document, it shall pay out (or in the case of the Notes Collateral Agent, it shall pay to the Trustee to pay out) the money or property in the following order:

First: to the Trustee, the Notes Collateral Agent and their agents (including the Agents) and attorneys for amounts due under Section 7.6, including payment of all compensation, expenses, fees, indemnification amounts and liabilities incurred, and all advances made, by the Trustee, the Agents and the Notes Collateral Agent and the costs and expenses of collection;

Second: to Holders for amounts due and unpaid on the Notes for principal of, premium, if any, interest, if any, and Additional Amounts, if any, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for principal, premium, if any, interest, if any, and Additional Amounts, if any, respectively; and

Third: to the Company, any Guarantor or any other obligors of the Notes, as their interests may appear, or as a court of competent jurisdiction may direct.

The Trustee may fix a record date and payment date for any payment to Holders pursuant to this Section 6.10. At least 30 days before such record date, the Company shall mail or otherwise deliver to each Holder and the Trustee a notice that states the record date, the payment date and amount to be paid.

6.11	Undertaking for Costs

A court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, the filing by any party litigant in the suit of an undertaking to pay the costs of such suit, and such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section 6.11 does not apply to a suit by the Trustee, a suit by Holders of more than 10% in aggregate principal amount of the outstanding Notes or to any suit by any Holder pursuant to Section 6.7.

6.12	Restoration of Rights and Remedies

If the Trustee or any Holder has instituted any proceeding to enforce any right or remedy under this Indenture and such proceeding has been discontinued or abandoned for any reason, or has been determined adversely to the Trustee or to such Holder, then and in every such case, subject to any determination in such proceeding, the Company, any Guarantor, the Trustee and the Holders shall be restored severally and respectively to their former positions hereunder and thereafter all rights and remedies of the Trustee and the Holders shall continue as though no such proceeding had been instituted.

6.13	Rights and Remedies Cumulative

Except as otherwise provided with respect to the replacement or payment of mutilated, destroyed, lost or stolen Notes in Section 2.7, no right or remedy herein conferred upon or reserved to the Trustee or to the Holders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

6.14	Delay or Omission not Waiver

No delay or omission of the Trustee or of any Holder to exercise any right or remedy accruing upon any Event of Default shall impair any such right or remedy or constitute a waiver of any such Event of Default or an acquiescence therein. Every right and remedy given by this Article 6 or by law to the Trustee or to the Holders may be exercised from time to time, and as often as may be deemed expedient, by the Trustee or by the Holders, as the case may be.

6.15	Record Date

The Company may set a record date for purposes of determining the identity of Holders entitled to vote or to consent to any action by vote or consent authorized or permitted by Sections 6.4 and 6.5. Unless this Indenture provides otherwise, such record date shall be the later of the date specified by the Company and 30 days prior to the first solicitation of such consent.

6.16	Waiver of Stay or Extension Laws

The Company covenants (to the extent that it may lawfully do so) that it shall not at any time insist upon, or plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay or extension law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture;

and the Company (to the extent that it may lawfully do so) hereby expressly waives all benefit or advantage of any such law and covenants that it shall not hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law had been enacted.

7.	Trustee

7.1	Duties of Trustee

(a)         If an Event of Default has occurred and is continuing of which a Trust Officer of the Trustee has actual knowledge, the Trustee shall exercise such rights and powers vested in it by this Indenture and, in the exercise of its power, use the degree of care and skill of a prudent person in the conduct of his or her own affairs.

(b)         Except during the continuance of an Event of Default of which a Trust Officer of the Trustee has actual knowledge:

(i)         the Trustee undertakes to perform such duties and only such duties as are specifically set forth in this Indenture and no others and no implied covenants or obligations shall be read into this Indenture against the Trustee and the Trustee shall not have any fiduciary obligation to any party; and

(ii)         in the absence of bad faith on its part, the Trustee, in the exercise of its rights and duties hereunder, may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. In the case of any such certificates or opinions which by any provisions hereof are specifically required to be furnished to the Trustee, the Trustee shall examine the same to determine whether they conform to and comply with the requirements of this Indenture (but need not confirm or investigate the accuracy of mathematical calculations or other facts stated therein).

(c)         The Trustee shall not be relieved from liability for its own gross negligence, willful misconduct or fraud, except that:

(i)         this Section 7.1(c) does not limit the effect of Section 7.1(b);

(ii)         the Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer unless it is proved that the Trustee was grossly negligent in ascertaining the pertinent facts; and

(iii)        the Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Sections 6.2 or 6.5.

(d)         The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company or the Guarantors. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

(e)         No provision of this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties hereunder or in the exercise of any of its rights or powers, if it shall have reasonable grounds to believe that repayment of such funds or adequate indemnity and/or security against such risk or liability is not reasonably assured to it.

(f)         The Trustee shall not be required to take notice or be deemed to have notice or knowledge of any Default (except a Default due to nonpayment, if the Trustee is also the Paying Agent) unless a Trust Officer of such Trustee shall have received written notice or obtained actual knowledge thereof; in the absence of receipt of such notice or actual knowledge, a Trustee may conclusively assume that there is no Default.

(g)         The Trustee shall have no duty to see to any recording, filing or depositing of this Indenture or any agreement or document referred to herein or any instrument, financing statement or continuation statement evidencing a security interest, or to see to the perfection or maintenance of any such recording or filing or depositing or to any rerecording, refiling or redepositing of any thereof. Notwithstanding anything in this Indenture or any agreement to the contrary, in no event shall the Trustee be responsible or held liable for any defect, irregularity, omission or error in any instrument, document or financing statement evidencing a security interest nor shall it be responsible for any preparation, filing, recording, perfection and maintenance of any security interest hereunder.

(h)        For the avoidance of doubt, the Trustee shall have no responsibility, duty, obligation or liability for any calculations under this Indenture, including, but not limited to, those referenced Section 1.4 or Section 2.12.

(i)        Every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to this Section 7.1.

7.2        Certain Rights of Trustee

(a)        Subject to Section 7.1:

(i)        the Trustee may rely, and shall be protected in acting or refraining from acting, upon any resolution, certificate, instruction, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document believed by it to be genuine and to have been signed or presented by the proper person;

(ii)        before the Trustee acts or refrains from acting, it may require an Officer’s Certificate or an Opinion of Counsel or both, which shall conform to Section 12.3. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion. The Trustee may consult with counsel or other professional advisors and the advice of such counsel, professional advisor or any Opinion of Counsel will be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;

(iii)        the Trustee may act through its attorneys and agents and shall not be responsible for monitoring or supervising the activities of, or acting on the advice of, such attorney or for the misconduct or negligence of any attorney or agent appointed with due care by it hereunder;

(iv)        the Trustee shall be under no obligation to exercise any of its rights or powers vested in it by this Indenture or the Security Documents at the request of any Holder, unless such Holder shall have offered to the Trustee, and the Trustee has received, security and/or indemnity satisfactory to the Trustee against any loss, liability or expense;

(v)        the Trustee shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within its rights or powers conferred upon it by this Indenture or the Security Documents, provided that the Trustee’s conduct does not constitute gross negligence, fraud or willful misconduct;

(vi)        whenever in the administration of this Indenture the Trustee shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Trustee (unless other evidence be herein specifically prescribed) may, in the absence of bad faith on its part, rely upon an Officer’s Certificate and/or an Opinion of Counsel;

(vii)        the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and, if the Trustee shall determine to make such further inquiry or investigation, it shall be entitled to examine the books, records and premises of the Company personally or by agent or attorney;

(viii)        the Trustee shall not under any circumstance be liable for any direct loss, punitive or special damages or any consequential loss (including, but not limited to, loss of business, goodwill, opportunity or profit of any kind) of the Company, any Guarantor or any Restricted Subsidiary, even if advised of it in advance and even if foreseeable;

(ix)        in the event the Trustee receives inconsistent or conflicting requests and indemnity from two or more groups of Holders, each representing less than a majority in aggregate principal amount of the Notes then outstanding, pursuant to the provisions of this Indenture, the Trustee, in its sole discretion, may determine what action, if any, will be taken and shall not incur any liability for its failure to act until such inconsistency or conflict is, in its reasonable opinion, resolved;

(x)        in order to comply with the laws, rules, regulations and executive orders in effect from time to time applicable to banking institutions, including those relating to the funding of terrorist activities and money laundering (“Applicable Law,” for example, section 326 of the USA Patriot Act of the United States), the Trustee and Agents are required to obtain, verify, record and update certain information relating to individuals and entities which maintain a business relationship or open an account with the Trustee and Agents. Accordingly, each of the parties agree to provide to the Trustee and Agents, upon their request from time to time such identifying information and documentation as may be available for each party in order to enable the Trustee and Agents to comply with Applicable Law;

(xi)        notwithstanding any other provision of this Indenture, the Trustee and the Paying Agent shall be entitled to make a deduction or withholding from any payment which they make under this Indenture for or on account of any present or future taxes, duties or charges if and to the extent so required by applicable law, in which event the Trustee or the Paying Agent, as applicable, shall make such payment after such withholding or deduction has been made and shall account to the relevant authorities for the amount so withheld or deducted;

(xii)        the Trustee shall (except as expressly otherwise provided herein) as regards all the trusts, powers, authorities and discretions vested in it by this Indenture or by applicable law, have absolute and uncontrolled discretion as to the exercise or non-exercise thereof and, absent any willful misconduct, gross negligence or fraud on the part of the Trustee, the Trustee shall not be responsible for any loss, damage, cost, claim or any other liability or inconvenience that may result from the exercise or non-exercise thereof;

(xiii)        unless otherwise specifically provided in this Indenture, any demand, request, direction or notice of the Company mentioned herein shall be sufficiently evidenced if in writing and signed by an Officer of the Company and any resolution of the Board of Directors shall be sufficiently evidenced by a board resolution;

(xiv)        the Trustee shall have no duty to inquire as to the performance of the covenants of the Company or its Restricted Subsidiaries. Delivery of reports, information and documents to the Trustee under Section 4.16 hereof shall be for informational purposes only and the Trustee’s receipt of such reports, information and documents shall not constitute constructive notice of any information contained therein, including the Company’s compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officer’s Certificates);

(xv)        the Trustee shall not have any obligation or duty to monitor, determine or inquire as to compliance, and shall not be responsible or liable for compliance with restrictions on transfer, exchange, redemption, purchase or repurchase, as applicable, of minimum denominations imposed under this Indenture or under applicable law or regulation with respect to any transfer, exchange, redemption, purchase or repurchase, as applicable, of any interest in any Notes;

(xvi)        the Trustee is not required to give any bond or surety with respect to the performance of its duties or the exercise of its powers under this Indenture or the Notes;

(xvii)        no provision of this Indenture shall require the Trustee to do anything which, in its opinion, may be illegal or contrary to applicable law or regulation;

(xviii)        the Trustee may assume without inquiry in the absence of actual knowledge that the Company is duly complying with their obligations contained in this Indenture required to be performed and observed by them, and that no Default or Event of Default or other event which would require repayment of the Notes has occurred;

(xix)        At any time that the security granted pursuant to the Security Documents has become enforceable and the Holders have given a direction to the Trustee to enforce such Collateral, the Trustee is not required to give any direction to the Notes Collateral Agent with respect thereto unless it has been indemnified and/or secured in accordance with Section 7.1(e) hereof, if requested. In any event, in connection with any enforcement of such security, the Trustee is not responsible for:

(A)        any failure of the Notes Collateral Agent to enforce such security within a reasonable time or at all;

(B)        any failure of the Notes Collateral Agent to pay over the proceeds of enforcement of the Collateral;

(C)        any failure of the Notes Collateral Agent to realize such security for the best price obtainable;

(D)         monitoring the activities of the Notes Collateral Agent in relation to such enforcement;

(E)        taking any enforcement action itself in relation to such security;

(F)        agreeing to any proposed course of action by the Notes Collateral Agent which could result in the Trustee incurring any liability for its own account; or

(G)        paying any fees, costs or expenses of the Notes Collateral Agent; and

(xx)        the permissive right of the Trustee to take the actions permitted by this Indenture and the Intercreditor Agreement shall not be construed as an obligation or duty to do so.

(b)        The Trustee may request that the Company deliver an Officer’s Certificate setting forth the names of the individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officer’s Certificate may be signed by persons authorized to sign an Officer’s Certificate on behalf of the Company, including any person specified as so authorized in any such certificate previously delivered and not superseded.

(c)        The Trustee may consult with legal counsel of its own choosing at the expense of the Company, provided all fees and expenses are reasonable and documented, as to any matter relating to this Indenture and any Security Documents, and the Trustee shall not incur any liability in acting in good faith in accordance with any advice from such counsel.

7.3        Individual Rights of Trustee

The Trustee, any Paying Agent, any Registrar and any of their Affiliates or any other agent of the Company or of the Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes, may make loans to, accept deposits from, and perform services for the Company or any of their Affiliates and may otherwise deal with the Company with the same rights it would have if it were not Trustee, Notes Collateral Agent, Paying Agent, Registrar or such other agent.

The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest in its capacity as Trustee it must eliminate such conflict within 90 days or resign as Trustee.

7.4        Trustee’s Disclaimer

The recitals contained herein and in the Notes, except for the Trustee’s certificates of authentication, shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Indenture, the Notes or the Intercreditor Agreement except that the Trustee represents that it is duly authorized to execute and deliver this Indenture, authenticate the Notes and perform its obligations hereunder. The Trustee shall not be accountable for the use or application by the Company of Notes or the proceeds thereof. The Trustee shall not be required to give security for the execution of the trusts or its conduct or administration hereunder. The Trustee shall not be bound to give any notice of the execution hereof and nothing herein contained shall impose any obligation on the Trustee to see or to require evidence of registration or filing (or renewals thereof) of this Indenture or any instrument ancillary or supplemental hereto. The Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company or its agents of any of the covenants herein contained.

7.5        Notice of Listing/Delisting

The Company shall promptly notify the Trustee whenever the Notes become listed on any securities exchange and of any delisting thereof.

7.6        Compensation and Indemnity

(a)        The Company shall pay to the Trustee and each Agent from time to time such fees, expenses and compensation as shall be agreed in writing for its services hereunder. The Trustee’s compensation shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee and each Agent upon request for all reasonable expenses incurred or made by it, including costs of collection, in addition to the compensation for its services. Such expenses shall include the compensation and reasonable expenses of the Trustee’s and each Agent’s agents and counsel.

(b)        The Company and the Guarantors, jointly and severally, shall indemnify the Trustee, each Agent and each of their officers, directors, employees and agents for any and all claims, liabilities and expenses (including attorney’s fees and expenses) incurred without gross negligence, willful misconduct or fraud on its part, arising out of or in connection with its duties, acceptance and performance (including the costs and expenses of defending itself against any claim, whether asserted by the Company, the Guarantors, any Holder or any other Person). The Trustee or any other indemnified party shall notify the Company promptly of any claim for which it or any other indemnified party may seek indemnity. Failure by the Trustee or such other indemnified party to so notify the Company shall not relieve the Company or the Guarantors of their obligations hereunder. The Company or such Guarantor, at the sole discretion of the Trustee, shall defend the claim and the Trustee or such other indemnified party shall cooperate in such defense. The Trustee or such other indemnified party may have separate counsel and the Company shall pay the reasonable fees and expenses of such counsel. The Company and any Guarantor need not pay for any settlement made without their consent, which consent may not be unreasonably withheld. The Company shall not reimburse any expense or indemnify against any loss, liability or expense incurred by the Trustee or such Agent through the Trustee’s or such Agent’s own willful misconduct, gross negligence or fraud as determined in a final non-appealable judgment by a court of competent jurisdiction.

(c)        To secure the Company’s and the Guarantors’ payment obligations in this Section 7.6, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee, in its capacity as Trustee, except money or property held in trust to pay principal of, premium, if any, and interest on particular Notes.

(d)        When the Trustee or any Agent incurs expenses after the occurrence of a Default specified in Section 6.1(a)(ix) or (x) with respect to any Company, any Guarantor, or any Restricted Subsidiary, the expenses are intended to constitute expenses of administration under Bankruptcy Law and in any Insolvency or Liquidation Proceeding.

(e)        The Company’s and the Guarantors’ obligations under this Section 7.6 and any claim arising hereunder shall survive the resignation or removal of any Trustee or any Agent, the satisfaction and discharge of the Company’s obligations pursuant to Article 8 and any rejection or termination under any Bankruptcy Law or in any Insolvency or Liquidation Proceeding, and the termination of this Indenture.

7.7        Replacement of Trustee

(a)        A resignation or removal of the Trustee by the Company or otherwise and appointment of a successor Trustee shall become effective only upon the successor Trustee’s acceptance of appointment as provided in this Section 7.7.

(b)        The Trustee may resign at any time by so notifying the Company in writing. The Holders of a majority in outstanding principal amount of the outstanding Notes or the Company at any time may remove the Trustee by so notifying the Trustee and, if applicable, the Company in writing. The Company shall remove the Trustee if:

(i)        the Trustee fails to comply with Section 7.9;

(ii)        the Trustee is adjudged bankrupt or insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law or any Insolvency or Liquidation Proceeding is commenced in respect of the Trustee;

(iii)        a receiver or other public officer takes charge of the Trustee or its property; or

(iv)        the Trustee otherwise becomes incapable of acting.

(c)        If the Trustee resigns or is removed, or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee; provided, however, in the case of the bankruptcy of the Company, the resigning Trustee or the Holders of a majority in principal amount of the outstanding Notes shall have the right to appoint a successor trustee within 10 Business Days after giving its notice of resignation if a successor trustee has not already been appointed and has accepted such appointment. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company. If the successor Trustee does not deliver its written acceptance required by Section 7.7(d) within 30 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of a majority in principal amount of the outstanding Notes may, at the expense of the Company, petition any court of competent jurisdiction for the appointment of a successor Trustee.

(d)        A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to the Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee.

(e)        If a successor Trustee does not take office within 60 days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 25% in outstanding principal amount of the Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee at the expense of the Company.

(f)        If the Trustee fails to comply with Section 7.9, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

(g)        Notwithstanding the replacement of the Trustee pursuant to this Section 7.7, the Company’s and the Guarantors’ obligations under Section 7.6 shall continue for the benefit of the retiring Trustee.

7.8        Successor Trustee by Merger

Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder; provided such corporation shall be otherwise qualified and eligible under this Article 7, without the execution or filing of any document or any further act on the part of any of the parties hereto. In case any Notes shall have been authenticated, but not delivered, by the Trustee then in office, any successor by merger, conversion or consolidation to such authenticating Trustee may adopt such authentication and deliver the Notes so authenticated with the same effect as if such successor Trustee had itself authenticated such Notes. In case at that time any of the Notes shall not have been authenticated, any successor Trustee may authenticate such Notes either in the name of any predecessor hereunder or in the name of the successor Trustee. In all such cases such certificates shall have the full force and effect which this Indenture provides for the certificate of authentication of the Trustee shall have; provided, however, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Notes in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

7.9        Eligibility; Disqualification

There shall at all times be a Trustee hereunder that is a corporation organized or doing business under the laws of the United States of America or any state thereof or the District of Columbia that is authorized under such laws to exercise corporate trustee power, that is subject to supervision or examination by the relevant authorities in such jurisdiction and that is a corporation which is generally recognized as a corporation which customarily performs such corporate trustee roles and provides such corporate trustee services in transaction similar in nature to the offering of the Notes. No obligor under the Notes or Person directly controlling, controlled by, or under common control with such obligor shall serve as trustee under the Notes.

7.10        Appointment of Co-Trustee

(a)        It is the purpose of this Indenture that there shall be no violation of any law of any jurisdiction denying or restricting the right of banking corporations or associations to transact business as trustee in such jurisdiction. It is recognized that in case of litigation under this Indenture, and in particular in case of the enforcement thereof on default, or in the case the Trustee deems that by reason of any present or future law of any jurisdiction it may not exercise any of the powers, rights or remedies herein granted to the Trustee or hold title to the properties, in trust, as herein granted or take any action which may be desirable or necessary in connection therewith, it may be necessary that the Trustee appoint an individual or institution as a separate or co-trustee. The following provisions of this Section 7.10 are adopted to these ends.

(b)        In the event that the Trustee appoints an additional individual or institution as a separate or co-trustee, each and every remedy, power, right, claim, demand, cause of action, immunity, estate, title, interest and lien expressed or intended by this Indenture to be exercised by or vested in or conveyed to the Trustee with respect thereto shall be exercisable by and vest in such separate or co-trustee but only to the extent necessary to enable such separate or co-trustee to exercise such powers, rights and remedies, and only to the extent that the Trustee by the laws of any jurisdiction is incapable of exercising such powers, rights and remedies, and every covenant and obligation necessary to the exercise thereof by such separate or co-trustee shall run to and be enforceable by either of them.

(c)        Should any instrument in writing from the Company be required by the separate or co-trustee so appointed by the Trustee for more fully and certainly vesting in and confirming to him or it such properties, rights, powers, trusts, duties and obligations, any and all such instruments in writing shall, on request, be executed, acknowledged and delivered by the Company; provided, however, that if an Event of Default shall have occurred and be continuing, if the Company does not execute any such instrument within 15 days after request therefor, the Trustee shall be empowered as an attorney-in-fact for the Company to execute any such instrument in the Company’s name and stead. In case any separate or co-trustee or a successor to either shall die, become incapable or acting, resign or be removed, all the estates, properties, rights, powers, trusts, duties and obligations of such separate or co-trustee, so far as permitted by law, shall vest in and be exercised by the Trustee until the appointment of a new trustee or successor to such separate or co-trustee.

(d)         Each separate trustee and co-trustee shall, to the extent permitted by law, be appointed and act subject to the following provisions and conditions:

(i)        all rights and powers, conferred or imposed upon the Trustee shall be conferred or imposed upon and may be exercised or performed by such separate trustee or co-trustee; and

(ii)        no trustee hereunder shall be personally liable by reason of any act or omission of any other trustee hereunder.

(e)        Any notice, request or other writing given to the Trustee shall be deemed to have been given to each of the then separate trustees and co-trustees, as effectively as if given to each of them. Every instrument appointing any separate trustee or co-trustee shall refer to this Indenture and the conditions of this Article 7.

(f)        Any separate trustee or co-trustee may at any time appoint the Trustee as its agent or attorney-in-fact with full power and authority, to the extent not prohibited by law, to do any lawful act under or in respect of this Indenture on its behalf and in its name. If any separate trustee or co-trustee shall become incapable of acting, resign or be removed, all of its estates, properties, rights, remedies and trusts shall vest in and be exercised by the Trustee, to the extent permitted by law, without the appointment of a new or successor Trustee.

7.11        Rights of Other Agents

The rights, privileges, protections, immunities and benefits given to the Trustee in this Indenture, including, without limitation, its right to be indemnified and/or secured, are extended to, and shall be enforceable by the Paying Agent(s) (other than the Company or any Affiliate of the Company acting as Paying Agent), the Transfer Agent(s), any Authenticating Agent, the Notes Collateral Agent and the Registrar in each of their respective roles under this Indenture and each document related hereto to which each is a party as if the Paying Agents(s), the Transfer Agent(s), the Authenticating Agent, the Notes Collateral Agent and the Registrar were named as the Trustee herein.

7.12        Force Majeure

Neither the Trustee nor any Agent shall incur any liability for not performing any act or fulfilling any duty, obligation or responsibility hereunder by reason of any occurrence beyond the control of the Trustee or such Agent (including, but not limited to, any act or provision of any present or future law or regulation or governmental authority, any act of God or war, civil unrest, local or national disturbance or disaster, any act of terrorism, or the unavailability of the Federal Reserve Bank wire or facsimile or other wire or communication facility) and, for the avoidance of doubt, provided that the Company has complied with Section 4.1 hereof, neither the Company nor any Guarantor shall incur any liability for any such failure by the Trustee or any Agent.

7.13        Resignation of Agents

(a)        Any Agent may resign its appointment hereunder at any time without the need to give any reason and without being responsible for any costs associated therewith by giving notice to the Company and the Trustee (and in the case of resignation of the Paying Agent the Paying Agent giving 30 days’ written notice) (waivable by the Company and the Trustee). Following receipt of a notice of resignation from any Agent, the Company shall promptly give notice thereof to the Holders in accordance with Section 12.1. Such notice shall expire at least 30 days before or after any due date for payment in respect of the Notes.

(b)        If any Agent gives notice of its resignation in accordance with this Section 7.13, the Company shall appoint a replacement Agent by the tenth day before the expiration of such notice. Immediately following such appointment, the Company shall give notice of such appointment to the Trustee, the remaining Agents and the Holders whereupon the Company, the Trustee, the remaining Agents and the replacement Agent shall acquire and become subject to the same rights and obligations between themselves as if they had entered into an agreement in the form mutatis mutandis of this Indenture.

(c)        Upon its resignation becoming effective the Paying Agent shall forthwith transfer all moneys held by it hereunder, if any, to the successor Paying Agent or, if none, the Trustee or to the Trustee’s order, but shall have no other duties or responsibilities hereunder, and shall be entitled to the payment by the Company of its remuneration for the services previously rendered hereunder and to the reimbursement of all reasonable expenses (including legal fees) incurred in connection therewith.

7.14        Agents General Provisions

(a)        The rights, powers, duties and obligations and actions of each Agent under this Indenture are several and not joint or joint and several.

(b)        The Company and the Agents acknowledge and agree that in the event of a Default or Event of Default, the Trustee may, by notice in writing to the Company and the Agents, require that the Agents act as agents of, and take instructions exclusively from, the Trustee. Until they have received such written notice from the Trustee, the Agents shall act solely as agents of the Company and need have no concern for the interests of the Holders. In the case of an Event of Default under Section 6.01(a)(ix) or (x), the Agents shall automatically act as agents of the Trustee, without the need for notice or further action on the part of the Trustee or Holders.

(c)        In the event that instructions given to any Agent are not reasonably clear, then such Agent shall be entitled to seek clarification from the Company or other party entitled to give the Agents instructions under this Indenture. If an Agent has sought clarification in accordance with this Section 7.14(c), then such Agent shall be entitled to take no action until such clarification is provided, and shall not incur any liability for not taking any action pending receipt of such clarification.

(d)        The roles, duties and functions of the Agents are of a mechanical nature and each Agent shall only perform those acts and duties as specifically set out in this Indenture and no other acts, covenants, obligations or duties shall be implied or read into this Indenture against any of the Agents.

(e)        The Company shall provide the Agents with a certified list of authorized signatories.

(f)        Any obligation the Agents may have to publish a notice to Holders of Global Notes on behalf of the Company will have been met upon delivery of the notice to DTC, Euroclear and/or Clearstream, as applicable.

(g)        No Agent shall be under any duty or obligation towards, or have any relationship of agency for or with, any person other than the Company. No Agent shall have any relationship of trust or fiduciary for any person.

(h)        The Agents shall have no obligation to act or take any action if they believe they will incur costs for which they will not be reimbursed.

(i)        No Agent shall be required to make any payment under this Indenture unless and until it has received the full amount to be paid in accordance with the terms of this Indenture. To the extent that an Agent has made a payment for which it did not receive the full amount, the Company will reimburse the Agent the full amount of any shortfall.

8.        Defeasance, Satisfaction and Discharge

8.1        Company’s Option to Effect Legal Defeasance or Covenant Defeasance

The Company may, at its option by a resolution of its Board of Directors, at any time, with respect to the Notes, elect to have either Section 8.2 or 8.3 be applied to all outstanding Notes upon compliance with the conditions set forth below in this Article 8.

8.2        Legal Defeasance and Discharge

Upon the Company’s exercise under Section 8.1 of the option applicable under this Section 8.2, the Company and each of the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.4 hereof, be deemed to have been discharged from their obligations with respect to all outstanding Notes (including the Notes Guarantees) and have Liens on the Collateral securing the Notes released on the date the conditions set forth below are satisfied (“Legal Defeasance”). For this purpose, Legal Defeasance means that the Company and the Guarantors will be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes (including the Notes Guarantees), which will thereafter be deemed to be “outstanding” only for the purposes of Section 8.8 hereof and the other Sections of this Indenture referred to in Clauses (a) and (b) below, to have Liens on the Collateral securing the Notes released and to have satisfied all their other obligations under such Notes, the Notes Guarantees and this Indenture (and the Trustee, on demand of and at the expense of the Company, shall execute such instruments provided to it by the Company acknowledging the same), except for the following provisions which will survive until otherwise terminated or discharged hereunder:

(a)        the rights of holders of outstanding Notes to receive payments in respect of the principal of, or interest (including Additional Amounts) or premium, if any, on, such Notes when such payments are due from the trust referred to below;

(b)        the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(c)        the rights, powers, trusts, duties and immunities of the Trustee, and the Company’s and the Guarantors’ obligations in connection therewith; and

(d)        this Article 8.

8.3        Covenant Defeasance

Upon the Company’s exercise under Section 8.1 of the option applicable to this Section 8.3, the Company and the Guarantors will, subject to the satisfaction of the conditions set forth in Section 8.4 hereof, be released from each of their obligations under any covenant contained in Sections 4.6 through 4.11, Sections 4.13 through 4.16, Section 4.19, Section 4.20, Section 4.21 and Section 5.1(a)(iv) and have Liens on the Collateral securing the Notes released (“Covenant Defeasance”) and the Notes will thereafter be deemed not “outstanding” for the purposes of any direction, waiver, consent or declaration or act of Holders (and the consequences of any thereof) in connection with such covenants, but will continue to be deemed “outstanding” for all other purposes hereunder (it being understood that such Notes will not be deemed outstanding for accounting purposes).

For this purpose, Covenant Defeasance means that, with respect to the outstanding Notes and Notes Guarantees, the Company and the Guarantors may omit to comply with and will have no liability in respect of any term, condition or limitation set forth in any such covenant, whether directly or indirectly, by reason of any reference elsewhere herein to any such covenant or by reason of any reference in any such covenant to any other provision herein or in any other document and such omission to comply will not constitute a Default or an Event of Default under Section 6.1 hereof, but, except as specified above, the remainder of this Indenture and such Notes and Notes Guarantees will be unaffected thereby. In addition, upon the Company’s exercise of this Section 8.3, subject to the satisfaction of the conditions set forth in Section 8.4 hereof, Section 6.1(a)(iii), (iv), (v), (vi), (vii) and (viii) hereof, and other than with respect to the Company, Section 6.1(a)(ix) and 6.1(a)(x) hereof will not constitute Events of Default.

8.4        Conditions to Defeasance

In order to exercise either Legal Defeasance or Covenant Defeasance under Sections 8.1, 8.2 and 8.3 hereof

(a)        the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination of cash in U.S. dollars and non-callable U.S. Government Obligations, in amounts as will be sufficient, in the case of non-callable U.S. Government Obligations only in the opinion of an internationally recognized investment bank, appraisal firm or firm of independent public accountants, to pay the principal of, or interest (including Additional Amounts) and premium, if any, on, the outstanding Notes on the stated date for payment thereof or on the applicable Redemption Date, as the case may be, and the Company must specify whether the Notes are being defeased to such stated date for payment or to a particular Redemption Date;

(b)        in the case of Legal Defeasance, the Company must deliver to the Trustee an opinion of independent U.S. counsel confirming that (a) the Company has received from, or there has been published by, the U.S. Internal Revenue Service a ruling or (b) since the Issue Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such Opinion of Counsel will confirm that, the holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(c)        in the case of Covenant Defeasance, the Company must deliver to the Trustee an opinion of independent U.S. counsel confirming that the holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(d)        in the case of Legal Defeasance or Covenant Defeasance, the Company must deliver to the Trustee either (i) an opinion of independent counsel in Canada to the effect that, based upon Canadian law then in effect, the holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial or territorial or other Canadian income tax purposes, as a result of Legal Defeasance or Covenant Defeasance, as the case may be, and will be subject to Canadian income taxes on the same amounts and in the same manner and at the same times as would have been the case if such Legal Defeasance or Covenant Defeasance, as the case may be, had not occurred or (ii) a ruling directed to the Trustee received from tax authorities of Canada to the same effect as the opinion of counsel described in clause (i) above;

(e)        such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than this Indenture or any other agreements being defeased, discharged or replaced) to which the Company or any of its Restricted Subsidiaries is a party or by which the Company or any of its Restricted Subsidiaries is bound;

(f)         the Company must deliver to the Trustee an Officer’s Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or others; and

(g)        the Company must deliver to the Trustee an Officer’s Certificate and an Opinion of Counsel, subject to customary assumptions and qualifications, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

8.5        Satisfaction and Discharge of Indenture

(a)        This Indenture and the Notes Guarantees shall be discharged and shall cease to be of further effect as to all Notes issued thereunder (except for certain surviving rights of the Trustee and the Company’s obligations with respect thereto), when:

(i)        either:

(A)        all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for which payment money has been deposited in trust and thereafter repaid to the Company, have been delivered to the Trustee for cancellation; or

(B)        all Notes that have not been delivered to the Trustee for cancellation (i) have become due and payable by reason of the mailing of a notice of redemption or otherwise, (ii) will become due and payable within one year or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and in each case the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable U.S. Government Obligations, or a combination of cash in U.S. dollars and non-callable U.S. Government Obligations, in amounts as will be sufficient, in the case of non-callable U.S. Government Obligations only in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, Additional Amounts, if any, and accrued interest to the date of maturity or redemption; provided that, upon any redemption that requires the payment of a premium, the amount deposited shall be sufficient for the purposes of this Indenture to the extent that an amount is deposited with the Trustee equal to the premium calculated as of the date of the notice of redemption, with any deficit as of the date of redemption only required to be deposited with the Trustee on or prior to the date of redemption (it being understood that any satisfaction and discharge shall be subject to the condition subsequent that such deficit is in fact paid);

(ii)        in the case of a discharge under Section 8.5(a)(i)(B) above, no Default or Event of Default shall have occurred and be continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

(iii)        the Company or any Guarantor shall have paid or caused to be paid all sums payable by it under this Indenture; and

(iv)        the Company shall have delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the Notes at maturity or on the Redemption Date, as the case may be.

(b)        In addition, the Company shall deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied; provided that any such counsel may rely on any Officer’s Certificate as to matters of fact (including as to compliance with Section 8.5(a)(i) through (iv)).

8.6        Survival of Certain Obligations

Notwithstanding Sections 8.1, 8.2 and 8.3, any obligations of the Company and the Guarantors in Sections 2.2 through 2.14, 6.7, 7.6, 7.7, and 8.7 through 8.9 shall survive until the Notes have been paid in full. Thereafter, any obligations of the Company and the Guarantors in Section 7.6, 8.7 and 8.8 shall survive such satisfaction and discharge. Nothing contained in this Article 8 shall abrogate any of the obligations or duties of the Trustee under this Indenture.

8.7        Acknowledgment of Discharge by Trustee

Subject to Section 8.9, after the conditions of Sections 8.2 or 8.3 have been satisfied, including satisfaction of the conditions and requirements of Sections 8.4 and 8.5, where applicable, the Trustee upon written request shall acknowledge in writing the discharge of all of the Company’s obligations under this Indenture except for those surviving obligations specified in this Article 8.

8.8        Application of Trust Money

Subject to Section 8.9, the Trustee shall hold in trust cash in U.S. dollars or U.S. Government Obligations deposited with it pursuant to this Article 8. It shall apply the deposited cash or U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal of, premium, if any, interest, and Additional Amounts, if any, on the Notes; but such money need not be segregated from other funds except to the extent required by law.

8.9        Repayment to Company

Subject to Sections 7.6 and 8.1 through 8.4, the Trustee and the Paying Agent shall promptly pay to the Company upon request set forth in an Officer’s Certificate any excess money held by them at any time and thereupon shall be relieved from all liability with respect to such money. The Trustee and the Paying Agent shall pay to the Company upon written request any money held by them for the payment of principal, premium, if any, interest or Additional Amounts, if any, that remains unclaimed for two years.

8.10        Indemnity for Government Securities

The Company and the Guarantors, jointly and severally, shall pay and shall indemnify the Trustee against any tax, fee or other charge imposed on or assessed against deposited U.S. Government Obligations or the principal, premium, if any, interest, if any, and Additional Amounts, if any, received on such U.S. Government Obligations.

8.11        Reinstatement

If the Trustee or Paying Agent is unable to apply cash in U.S. dollars or U.S. Government Obligations in accordance with this Article 8 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company’s and the Guarantors’ obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit had occurred pursuant to this Article 8 until such time as the Trustee or any such Paying Agent is permitted to apply all such cash or U.S. Government Obligations in accordance with this Article 8; provided, however, that, if the Company has made any payment of principal of, premium, if any, interest, if any, and Additional Amounts, if any, on any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of such Notes to receive such payment from the cash in U.S. dollars or U.S. Government Obligations held by the Trustee or Paying Agent.

9.        Amendment, Supplement and Waiver

9.1        Without Consent of Holders

Notwithstanding Section 9.2 of this Indenture, without the consent of any Holder, the Company, the Guarantors, the Trustee and the Notes Collateral Agent (as applicable and to the extent each is a party to the relevant document) subject to Section 9.7 hereof, may amend or supplement this Indenture, the Notes, the Notes Guarantees, the Security Documents and the Intercreditor Agreement:

(a)        to cure any ambiguity, defect or inconsistency;

(b)        to provide for uncertificated Notes in addition to or in place of certificated Notes;

(c)        to provide for the assumption of the Company’s or a Guarantor’s obligations to Holders of Notes and Notes Guarantees in the case of a merger, amalgamation or consolidation or sale of all or substantially all of the Company’s or such Guarantor’s assets, as applicable;

(d)        to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under this Indenture of any such holder in any material respect;

(e)        to conform the text of this Indenture, the Notes, the Notes Guarantees, the Security Documents or the Intercreditor Agreement to any provision of the “Description of Notes” section of the Offering Circular to the extent that such provision in that “Description of Notes” was intended to be a verbatim recitation of a provision of this Indenture, the Notes Guarantee, the Notes, the Security Documents or the Intercreditor Agreement;

(f)        to enter into additional or supplemental Security Documents or to add additional parties or collateral to the Intercreditor Agreement or any Security Document to the extent permitted thereunder and under this Indenture;

(g)        to the extent necessary or desirable to provide for the issuance of Additional Notes in accordance with the limitations set forth in this Indenture as of the Issue Date;

(h)        to release any Notes Guarantee or any Collateral in accordance with the terms of this Indenture, the Intercreditor Agreement or any Security Document, as applicable;

(i)        to allow any Guarantor to execute a supplemental indenture and/or a Notes Guarantee with respect to the Notes or release Notes Guarantees pursuant to the terms of this Indenture;

(j)        to the extent necessary or desirable to secure the Notes or provide for Guarantees of Additional Notes;

(k)        to evidence and provide for the acceptance and appointment under this Indenture of a successor trustee;

(l)        to comply with the rules of any applicable securities depository; or

(m)      to make any amendment to the provisions of this Indenture relating to the transfer and legending of the Notes; provided, however, that (a) compliance with this Indenture as so amended would not result in the Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer the Notes.

9.2        With Consents of Holders

(a)        Except as provided in Section 9.1 hereof and in Section 9.2(b), and subject to Section 9.7 hereof, this Indenture, the Notes, any Notes Guarantee, the Security Documents and the Intercreditor Agreement may be amended or supplemented with the consent of the Holders of at least a majority in aggregate principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing Default or Event of Default or compliance with any provision of this Indenture, the Notes, the Notes Guarantee, the Security Documents and the Intercreditor Agreement may be waived with the consent of the Holders of a majority in aggregate principal amount of the then outstanding Notes (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes).

(b)        Unless consented to by holders of each affected Notes (or, in the case of clause (ix) below, 75% of the aggregate principal amount of the then outstanding Notes) (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), an amendment, supplement or waiver may not (with respect to any Notes held by a non-consenting holder):

(i)        reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver;

(ii)      (A) reduce the principal of or change the fixed maturity of any Note, (B) reduce the purchase price payable upon the redemption of any Notes or (C) change the time (other than notice periods) at which any Notes may be redeemed, in the case of each of clauses (B) and (C) as described under Sections 3.8 and 3.9;

(iii)      reduce the rate of or change the time for payment of interest, including default interest, on any Note;

(iv)      waive a Default or Event of Default in the payment of principal of, or interest, Additional Amounts or premium, if any, on, the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration);

(v)      make any Note payable in money other than that stated in the Notes;

(vi)      make any change in the provisions of this Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of, or interest, Additional Amounts or premium, if any, on, the Notes (other than as permitted in Section 9.2(b)(vii));

(vii)    waive a redemption payment with respect to any Note (other than a payment required by Section 4.9, 4.11 or 4.21);

(viii)    modify or release any of the Notes Guarantees in any manner adverse to the Holders, other than in accordance with the terms of this Indenture;

(ix)      release all or substantially all the security interests granted to the Notes Collateral Agent for the benefit of the Trustee in the Collateral other than in accordance with the terms of the Security Documents, the Intercreditor Agreement and/or this Indenture;

(x)      impair the right of any Holder to institute suit for the enforcement of any payment on or with respect to such holder’s Notes or any Notes Guarantee in respect thereof;

(xi)      make any change to the ranking of the Notes or Notes Guarantees, in each case in a manner that adversely affects the rights of the Holders; or

(xii)        make any change in the preceding amendment, supplement and waiver provisions.

The consent of the Holders is not necessary hereunder to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

9.3        Effect of Supplemental Indentures

Upon the execution of any supplemental indenture under this Article 9, this Indenture shall be deemed modified in accordance therewith, and such supplemental indenture shall form a part of this Indenture for all purposes; and every Holder theretofore or thereafter authenticated and delivered hereunder shall be bound thereby.

9.4        Notation on or Exchange of Notes

If an amendment, modification or supplement changes the terms of a Note, the Company or Trustee may require the Holder to deliver it to the Trustee. The Trustee may place an appropriate notation on such Note and on any Note subsequently authenticated regarding the changed terms and return it to the Holder. Alternatively, if the Company so determines, the Company in exchange for the Note shall issue and the Trustee shall authenticate a new Note that reflects the changed terms. Failure to make the appropriate notation or to issue a new Note shall not affect the validity of such amendment, modification or supplement.

9.5        Revocation and Effect of Consents

Until an amendment, supplement or waiver becomes effective, a consent to it by a Holder is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder’s Note, even if notation of the consent is not made on any Note. However, any such Holder or subsequent Holder may revoke the consent as to its Note if the Trustee receives written notice of revocation before the date the amendment, supplement or waiver becomes effective. An amendment, supplement or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

9.6        Notice of Amendment or Waiver

Promptly after the execution by the Company and the Trustee of any supplemental indenture or waiver pursuant to Section 9.1, the Company shall give notice thereof to the Holders of each outstanding Note affected, in the manner provided for in Section 12.1(b), setting forth in general terms the substance of such supplemental indenture or waiver. The failure to give such notice to all Holders, or any defect therein, shall not impair or affect the validity of any such supplemental indenture or waiver.

9.7        Trustee to Sign Amendments, Etc.

The Trustee will sign any amended or supplemental indenture or intercreditor agreement if the amendment or supplement does not adversely affect the rights, duties, liabilities or immunities of the Trustee and such amendment or supplement is permitted by this Indenture. The Company may not sign an amended or supplemental indenture or intercreditor agreement until the Board of Directors of the Company approves it. In executing any amended or supplemental indenture or intercreditor agreement, the Trustee will be entitled to receive and (subject to Section 7.1 hereof) will be fully protected in relying upon, in addition to the documents required by Section 12.2 hereof, an Officer’s Certificate and an Opinion of Counsel stating that the execution of such amended or supplemental indenture or intercreditor agreement is authorized or permitted by this Indenture.

10.        Notes Guarantees

10.1        Notes Guarantees

(a)         Each of the Guarantors hereby fully and unconditionally guarantees, on a joint and several basis, to each Holder and to the Trustee and its successors and assigns on behalf of each Holder, the full payment of principal of, premium, if any, interest, if any, and Additional Amounts, if any on, and all other monetary obligations of the Company under this Indenture and the Notes (including obligations to the Trustee and the Agents hereunder and the obligation to pay Additional Amounts, if any) with respect to each Note authenticated and delivered by the Trustee or its agent pursuant to and in accordance with this Indenture, in accordance with the terms of this Indenture (all the foregoing being hereinafter collectively called the “Note Obligations”). Notwithstanding the foregoing, if a “secured creditor” (as that term is defined under the BIA) is determined by a court of competent jurisdiction not to include a Person to whom obligations are owed on a joint or joint and several basis, then the obligations of each Guarantor incorporated under the laws of Canada or any province or territory therein, to the extent such obligations are secured, shall be several obligations and not joint or joint and several obligations. The Guarantors further agree that the Note Obligations may be extended or renewed, in whole or in part, without notice or further assent from the Guarantors and that the Guarantors will remain bound under this Article 10 notwithstanding any extension or renewal of any Note Obligation. All payments under such Notes Guarantee will be made in U.S. dollars.

(b)        Each of the Guarantors hereby agrees that its obligations hereunder are unconditional and shall be as if it were principal debtor and not merely surety, unaffected by, and irrespective of, any validity, irregularity or unenforceability of any Note or this Indenture, any failure to enforce the provisions of any Note or this Indenture, any waiver, modification or indulgence granted to the Company with respect thereto by the Holders, the Trustee or the Notes Collateral Agent, or any other circumstance which may otherwise constitute a legal or equitable discharge of a surety or guarantor or defense of a guarantor (except payment in full); provided, however, that, notwithstanding the foregoing, no such waiver, modification, indulgence or circumstance shall without the written consent of the relevant Guarantor increase the principal amount of a Note or the interest rate thereon or change the currency of payment with respect to any Note, or alter the Stated Maturity thereof. Each of the Guarantors hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger or bankruptcy of the Company, any right to require that the Trustee or the Notes Collateral Agent pursue or exhaust its legal or equitable remedies against the Company prior to exercising its rights under the Notes Guarantee (including, for the avoidance of doubt, any right which any Guarantor may have to require the seizure and sale of the assets of the Company to satisfy the outstanding principal of, interest on or any other amount payable under each Note prior to recourse against any Guarantor or its assets), protest or notice with respect to any Note or the Indebtedness evidenced thereby and all demands whatsoever, and covenants that the Notes Guarantees will not be discharged with respect to any Note except by payment in full of the principal thereof and interest thereon or as otherwise provided in this Indenture, including Section 10.4. If at any time any payment of principal of, premium, if any, interest, if any, or Additional Amounts, if any, on such Note is rescinded or must be otherwise restored or returned upon the insolvency, bankruptcy or reorganization of the Company, the Guarantors’ obligations hereunder with respect to such payment shall be reinstated as of the date of such rescission, restoration or returns as though such payment had become due but had not been made at such times.

(c)        Each of the Guarantors also agrees to pay any and all costs and expenses (including reasonable attorneys’ fees) incurred by the Trustee, the Notes Collateral Agent or any Holder in enforcing any rights under this Section 10.1.

10.2      Subrogation

(a)        Each Guarantor shall be subrogated to all rights of the Holders against the Company in respect of any amounts paid to such Holders by each Guarantor pursuant to the provisions of its Notes Guarantee.

(b)        Each Guarantor agrees that it shall not be entitled to any right of subrogation in relation to the Holders in respect of any obligations guaranteed hereby until payment in full of all obligations guaranteed hereby. Each Guarantor further agrees that, as between the Guarantors, on the one hand, and the Holders, the Trustee and the Notes Collateral Agent, on the other hand, the maturity of the obligations guaranteed hereby may be accelerated as provided in Article 6 hereof for the purposes of this Notes Guarantee, notwithstanding any stay, injunction or other prohibition preventing such acceleration in respect of the obligations guaranteed hereby, and in the event of any declaration of acceleration of such obligations as provided in Article 6, such obligations (whether or not due and payable) will forthwith become due and payable by the Guarantors for the purpose of this Notes Guarantee. The

Guarantors will have the right to seek contribution from any non-paying Guarantor so long as the exercise of such right does not impair the rights of the Holders under the Notes Guarantee.

10.3        Subject to Intercreditor Agreement

This Indenture is entered into with the benefit of and subject to the terms of the Intercreditor Agreement. The rights and benefits of the Holders are limited by and subject to the terms of the Intercreditor Agreement.

10.4        Limitation on Guarantor Liability

Each Guarantor, and by its acceptance of Notes, each Holder, hereby confirms that it is the intention of all such parties that the Notes Guarantee of such Guarantor not constitute a fraudulent transfer or conveyance, for purposes of Bankruptcy Law, in any Insolvency or Liquidation Proceeding, the Uniform Fraudulent Conveyance Act, the Uniform Fraudulent Transfer Act or any similar national, federal, local or state law or voidable preference, transfer undervalue, financial assistance or improper corporate benefit, or violate the corporate purpose of the relevant Guarantor or any applicable maintenance of share capital or similar laws or regulations affecting the rights of creditors generally under any applicable law or regulation to the extent applicable to any Notes Guarantee. To effectuate the foregoing intention, the Trustee, the Notes Collateral Agent, the Holders and the Guarantors hereby irrevocably agree that the obligations of such Guarantor will be limited to the maximum amount (as may be set forth in a supplemental indenture to the extent reasonably determined by the Company) that will, after giving effect to such maximum amount and all other contingent and fixed liabilities of such Guarantor that are relevant under such laws, and after giving effect to any collections from, rights to receive contribution from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under this Article 10, result in the obligations of such Guarantor under its Notes Guarantee not constituting either a fraudulent transfer or conveyance or voidable preference, financial assistance or improper corporate benefit, or violating the corporate purpose of the relevant Guarantor or any applicable capital maintenance or, in each case, any similar laws or regulations affecting the rights of creditors generally under any applicable law or regulation.

10.5        Notation Not Required

Neither the Company nor the Guarantors shall be required to make a notation on the Notes to reflect any Notes Guarantee or any release, termination or discharge thereof.

10.6        Successors and Assigns

This Article 10 shall be binding upon the Guarantors and each of their successors and assigns and shall inure to the benefit of the successors and assigns of the Trustee, the Notes Collateral Agent and the Holders and, in the event of any transfer or assignment of rights by any Holder, the Trustee or the Notes Collateral Agent, the rights and privileges conferred upon that party in this Indenture and in the Notes shall automatically extend to and be vested in such transferee or assigns, all subject to the terms and conditions of this Indenture.

10.7        No Waiver

Neither a failure nor a delay on the part of any of the Trustee, the Notes Collateral Agent or the Holders in exercising any right, power or privilege under this Article 10 shall operate as a waiver thereof, nor shall a single or partial exercise thereof preclude any other or further exercise of any right, power or privilege. The rights, remedies and benefits of the Trustee and the Holders herein expressly specified are cumulative and are not exclusive of any other rights, remedies or benefits which either may have under this Article 10 at law, in equity, by statute or otherwise.

10.8        Modification

No modification, amendment or waiver of any provision of this Article 10, nor the consent to any departure by any Guarantor therefrom, shall in any event be effective unless the same shall be in writing and signed by the Trustee, and then such waiver or consent shall be effective only in the specific instance and for the purpose for which given. No notice to or demand on any Guarantor in any case shall entitle such Guarantor to any other or further notice or demand in the same, similar or other circumstance.

10.9      Releases

(a)        The Notes Guarantee of a Guarantor shall be released:

(i)            in connection with any sale or other disposition of all or substantially all of the assets of such Guarantor (including by way of merger, amalgamation or consolidation) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale or other disposition does not violate Section 4.9, Section 5.1 and other applicable provisions of this Indenture;

(ii)           in connection with any sale, exchange, transfer or other disposition of Capital Stock of that Guarantor (whether by direct sale or through a holding company) to a Person that is not (either before or after giving effect to such transaction) the Company or a Restricted Subsidiary of the Company, if the sale, exchange, transfer or other disposition does not violate Section 4.9 and other applicable provisions of this Indenture and as a result of such disposition such Guarantor no longer qualifies as a Subsidiary of the Company;

(iii)          upon designation by the Company of such Guarantor as an Unrestricted Subsidiary in accordance with the applicable provisions of this Indenture;

(iv)          upon repayment in full of the Notes or upon Legal Defeasance in accordance with Section 8.2 or Covenant Defeasance in accordance with Section 8.3 or upon satisfaction and discharge of this Indenture in accordance with Section 8.5;

(v)           when required pursuant to the Intercreditor Agreement, upon the sale of all the Capital Stock of, or all or substantially all of the assets of, such Guarantor or its parent entity pursuant to a security enforcement sale in compliance with the Intercreditor Agreement;

(vi)          upon the liquidation or dissolution of such Guarantor, provided no Default or Event of Default has occurred or is continuing;

(vii)         pursuant to Sections 9.1 and 9.2; or

(viii)        upon such Guarantor’s consolidation with, amalgamation with, merger into or transfer of all or substantially all of its properties or assets to the Company or another Guarantor, and as a result of, or in connection with, such transaction such Guarantor dissolving or otherwise ceasing to exist to the extent such transaction does not violate the provisions of this Indenture.

(b)        Upon any occurrence giving rise to a release as specified above, the Trustee, at the sole cost and expense of the Company and upon receipt of the documents required by Section 12.2, will execute any documents delivered to it and certified by a responsible officer of the Company as being required in order to evidence or effect such release, discharge and termination in respect of such Notes Guarantee.

10.10        Additional Guarantors to Execute Supplemental Indenture

The Company shall cause any Restricted Subsidiary that becomes a Guarantor after the Issue Date to do so by executing a supplemental indenture in the form attached as Exhibit 4 hereto.

11.        Collateral and Security

11.1      Collateral and Security Documents

The due and punctual payment of the principal of, and premium on, if any, interest and Additional Amounts, if any, on the Notes and any Notes Guarantees when and as the same shall be due and payable, whether on an Interest Payment Date, at maturity, by acceleration, repurchase, redemption or otherwise, and interest on the overdue principal of, premium on, if any, interest and Additional Amounts (to the extent permitted by law), if any, on the Notes and any Notes Guarantees and payment and performance of all other Notes Obligations and obligations of the Company and any Guarantor to the Holders or the Trustee under this Indenture, the Notes, any Notes Guarantee and the other Notes Documents, according to the terms hereunder or thereunder, are secured as provided in the Security Documents and the Intercreditor Agreement which the Company and the Guarantors have entered into prior to or simultaneously with the Issue Date. Each Holder, by its acceptance thereof, consents and agrees to the terms of the Security Documents and the Intercreditor Agreement (including, without limitation, the provisions providing for foreclosure and release of Collateral and authorizing the Notes Collateral Agent to enter into any Security Document, or enforce any Security Document, on its behalf) as the same may be in effect or may be amended from time to time in accordance with its terms and authorizes and directs the Notes Collateral Agent to enter into the Security Documents and the Intercreditor Agreement and to perform its obligations and exercise its rights thereunder in accordance therewith. The Company shall deliver to the Trustee copies of all documents delivered to the Notes Collateral Agent pursuant to the Security Documents, and the Company shall and shall cause each of its Restricted Subsidiaries to, do or cause to be done all such acts and things as may be reasonably required, or which the Notes Collateral Agent from time to time may reasonably request, to assure and confirm to the Trustee that the Notes Collateral Agent holds, for the benefit of the Holders and the Trustee, duly created, enforceable and perfected Liens as contemplated hereby and by the Security Documents and the Intercreditor Agreement. The Company shall, and shall cause each Guarantor to and each Guarantor shall, make all filings (including filings of financing change statements and amendments to PPSA financing statements that may be necessary to continue the effectiveness of such PPSA financing statements) and each take, and shall cause their respective Subsidiaries to take, any and all actions reasonably necessary or required by the Security Documents to create and maintain, as security for the Notes Obligations, valid and enforceable perfected Liens in and on the Collateral in favor of the Notes Collateral Agent for the benefit of itself, the Trustee and the Holders, subject to no other Liens other than Permitted Collateral Liens and with the respective rankings as set forth in the Intercreditor Agreement.

11.2      Release of the Collateral

(a)        The Collateral will be released from the Lien of the Notes Collateral Agent over such Collateral:

(i)          in connection with any sale, assignment, transfer, conveyance or other disposition of such property or assets to a Person that is not (either before or after giving effect to such transaction) the Company or any of its Restricted Subsidiaries, if the sale or other disposition does not violate this Indenture and if such sale or other disposition is not of all or substantially all of the assets of the Company and its Restricted Subsidiaries;

(ii)         in order to effectuate a merger, consolidation, conveyance or transfer conducted in compliance with Section 5.1 and the applicable provisions of this Indenture; provided that following such merger, consolidation, conveyance or transfer, a Lien of at least equivalent ranking over the same assets or property is granted in favor of the Notes Collateral Agent (on its own behalf and on behalf of the Trustee) to the extent such assets or property continue to exist as assets or property of the Company or any of its Restricted Subsidiaries (or the Person formed by or surviving such transaction);

(iii)        in the case of a Guarantor that is released from its Notes Guarantee pursuant to the terms of this Indenture, the release of the property and assets of such Guarantor;

(iv)          if the Company designates any of its Restricted Subsidiaries to be an Unrestricted Subsidiary in accordance with the applicable provisions of this Indenture, the release of the property and assets of such Restricted Subsidiary;

(v)            upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of this Indenture as provided in Sections 8.2, 8.3 and 8.5, respectively;

(vi)          when required pursuant to the Intercreditor Agreement, in the case of a security enforcement sale in compliance with the Intercreditor Agreement, the release of the property and assets subject to such enforcement;

(vii)         in accordance with Section 5.01(a) of the Intercreditor Agreement;

(viii)        upon the full and final payment and performance of all financial obligations of the Company and the Guarantors under this Indenture and the Notes;

(ix)          in accordance with Sections 9.1 and 9.2;

(x)           with respect to any Collateral released from the Lien securing obligations under the Revolving Credit Agreement except (i) in the case of a release in connection with the termination and/or payment in full of the Revolving Credit Agreement or (ii) to the extent such Collateral secures any Additional Senior Secured Indebtedness or Pari Secured Indebtedness; and

(xi)          if applicable, upon a release of the Lien that resulted in the creation of the Lien upon such Collateral under Section 4.7.

(b)        Upon any occurrence giving rise to a release as specified in Clause (a) above, upon receipt of the documents required by Section 12.2, the Trustee (if required) or the Notes Collateral Agent, as applicable, will execute any documents requested in writing by the Company or any Guarantor certified in writing by an Officer of such person and certified as being required in order to evidence or effect such release, discharge and termination in respect of such Lien in accordance with this Section 11.2, all at the cost and expense of the Company.

11.3       Authorization of Actions to be Taken by the Trustee Under the Security Documents

Upon reasonable request of the Trustee, the Company and Guarantors shall execute and deliver such further instruments and do such further acts as may be reasonably necessary to carry out more effectively the purposes of this Indenture.

Subject to Sections 7.1 and 7.2 and the terms of the Security Documents and the Intercreditor Agreement, the Trustee may, but shall not be obliged, in its sole discretion and without the consent of the Holders, direct, on behalf of the Holders, the Notes Collateral Agent to take all actions it deems necessary or appropriate in order to:

(a)        enforce any of the terms of the Security Documents or the Intercreditor Agreement; and

(b)        collect and receive any and all amounts payable in respect of the Obligations of the Company or any Guarantor hereunder.

Subject to the provisions hereof, the Security Documents or the Intercreditor Agreement, the Trustee and/or the Notes Collateral Agent shall have power to institute and maintain such suits and proceedings as it may deem expedient to prevent any impairment of the Collateral by any acts that may be unlawful or in violation of the Security Documents, the Intercreditor Agreement or this Indenture, and such suits and proceedings as the Trustee may deem expedient to preserve or protect its interests and the interests of the Holders in the Collateral (including power to institute and maintain suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the security interest under the Security Documents or be prejudicial to the interests of the Holders or of the Trustee and/or the Notes Collateral Agent).

11.4        Authorization of Receipt of Funds by the Trustee Under the Security Documents

The Trustee and/or the Notes Collateral Agent is authorized to receive for the benefit of the Holders any funds distributed under the Security Documents or Intercreditor Agreement, and to make further distributions of such funds to the Holders according to this Indenture and the Intercreditor Agreement.

11.5        Further Action

Upon the terms and subject to the conditions of this Indenture, the Intercreditor Agreement and the Security Documents, the Company and any Guarantor shall use its reasonable efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the security over the Collateral as contemplated by the Security Documents and the Intercreditor Agreement.

11.6        Trustee Confirmation

Upon the request and cost of the Company, subject to receipt of certain documentation satisfactory to the Trustee (including an Officer’s Certificate and Opinion of Counsel), the Trustee shall confirm to the Notes Collateral Agent that the Company has no further payment obligations under this Indenture upon (i) repayment in full of the Notes or upon Legal Defeasance, Covenant Defeasance or satisfaction or discharge of this Indenture as provided in Sections 8.2, 8.3 and 8.5, respectively, or (ii) the full and final payment and performance of all financial obligations of the Company and the Guarantors under this Indenture and the Notes.

11.7        After Acquired Collateral

Subject to the limitations and exceptions set forth in the Security Documents, if the Company or any Guarantor creates or is required to create any additional security interest upon any property or asset to secure any Senior Obligations, it must concurrently grant a security interest with the priority required by this Indenture and the Security Documents (subject to Permitted Liens) upon such property as security for the Notes. Also, if granting a security interest in such property requires the consent of a third party, the Company or the applicable Guarantor will use commercially reasonable efforts to obtain such consent with respect to the security interest for the benefit of the Notes Collateral Agent on behalf of the Trustee and the Holders. If such third party does not consent to the granting of the security interest after the use of such commercially reasonable efforts, the applicable entity will not be required to provide such security interest.

11.8        Notes Collateral Agent

(a)          The Trustee and each of the Holders by acceptance of the Notes hereby (i) designates and appoints the Notes Collateral Agent as its agent under this Indenture, the Security Documents and the Intercreditor Agreement, (ii) irrevocably authorizes the Notes Collateral Agent to execute and deliver the Intercreditor Agreement and the Security Documents (including future Security Documents), to take such action on its behalf under the provisions of this Indenture, the Security Documents and the Intercreditor Agreement and to exercise such powers and perform such duties as are expressly delegated to the Notes Collateral Agent by the terms of this Indenture, the Security Documents and the Intercreditor Agreement, and (iii) consents and agrees to the terms of the Intercreditor Agreement and each Security Document, as the same may be in effect or may be amended, restated, supplemented or otherwise modified from time to time in accordance with their respective terms. The Notes Collateral Agent hereby accepts such designation and appointment and agrees to act as the Notes Collateral Agent on the express conditions contained in this Section 11.8. Each Holder agrees that any action taken by the Notes Collateral Agent in accordance with the provision of this Indenture, the Intercreditor Agreement and the Security Documents, and the exercise by the Notes Collateral Agent of any rights or remedies set forth herein and therein shall be authorized and binding upon all Holders. The provisions of this Section 11.8 are solely for the benefit of the Notes Collateral Agent and none of the Trustee, any of the Holders nor the Company or any Guarantors shall have any rights as a third party beneficiary of any of the provisions contained herein.

(b)        Notwithstanding any provision to the contrary contained elsewhere in this Indenture, the Security Documents or the Intercreditor Agreement, the duties of the Notes Collateral Agent shall be ministerial and administrative in nature, and the Notes Collateral Agent shall not have any duties or responsibilities, except those expressly set forth herein and in the other Note Documents to which the Notes Collateral Agent is a party, nor shall the Notes Collateral Agent have or be deemed to have any trust or other fiduciary relationship with the Trustee, any Holder, the Company or any Guarantor, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Indenture, the Security Documents or the Intercreditor Agreement otherwise exist against the Notes Collateral Agent.

(c)        The Notes Collateral Agent shall be entitled to all of the rights, privileges, protections, immunities and benefits granted to the Trustee under this Indenture, including without limitation, Section 7.1(d), (e), (f) and (g), Section 7.2 and Section 7.6. The Notes Collateral Agent may resign or be replaced in accordance with Section 7.13. The Notes Collateral Agent shall be entitled to compensation and indemnity in accordance with Section 7.6.

(d)        Notwithstanding anything to the contrary contained herein, other than in the case of actions expressly contemplated by Clause (b) of Section 11.2, the Notes Collateral Agent shall solely act pursuant to the instructions of the Holders and the Trustee with respect to the Security Documents and the Collateral. Other than in the case of actions expressly contemplated by Clause (b) of Section 11.2, the Notes Collateral Agent shall be fully justified in failing or refusing to take any action under this Indenture or the Security Documents unless it shall first receive such direction, advice or concurrence of the Trustee or the Holders of a majority in aggregate principal amount of the Notes as it determines and, if it so requests, it shall first be indemnified to its satisfaction by the Holders against any and all loss, liability and expense which may be incurred by it by reason of taking or continuing to take any such action. The Notes Collateral Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Indenture or the Security Documents in accordance with a request, direction, instruction or consent of the Trustee or the Holders of a majority in aggregate principal amount of the then outstanding Notes and such request and any action taken or failure to act pursuant thereto shall be binding upon all of the Holders. After the occurrence of an Event of Default, the Trustee or the Holders of a majority in aggregate principal amount of the Notes may direct the Notes Collateral Agent in connection with any action required or permitted by this Indenture or the Security Documents. For the avoidance of doubt, the Notes Collateral Agent shall have no discretion under this Indenture, the Intercreditor Agreement or the Security Documents and shall not be required to make or give any determination, consent, approval, request or direction without the written direction of the Holders of a majority in aggregate principal amount of the then outstanding Notes or the Trustee, as applicable.

(e)        The Notes Collateral Agent shall not be liable for any action taken or omitted to be taken by it in connection with this Indenture or the Security Documents or instrument referred to herein or therein, except to the extent that any of the foregoing are found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from its own gross negligence or willful misconduct.

(f)        Notwithstanding anything to the contrary in this Indenture or any other Notes Document, in no event shall the Notes Collateral Agent be responsible for, or have any duty or obligation with respect to, the recording, filing, registering, perfection, protection or maintenance of the security interests or Liens intended to be created by this Indenture or the other Note Documents (including without limitation the filing or continuation of any PPSA financing or financing change statements or similar documents or instruments), nor shall the Notes Collateral Agent be responsible for, and the Notes Collateral Agent makes no representation regarding, the validity, effectiveness or priority of any of the Security Documents or the security interests or Liens intended to be created thereby.

(g)        Before the Notes Collateral Agent acts or refrains from acting in each case at the request or direction of the Company or the Guarantors, other than in the case of actions expressly contemplated by clause (b)

of Section 11.2 (which shall require such documents as are expressly stated therein), it may require an Officer’s Certificate and an Opinion of Counsel, which shall conform to the provisions of Section 12.2. The Notes Collateral Agent shall not be liable for any action it takes or omits to take in good faith in reliance on such certificate or opinion.

(h)        Whether or not expressly stated in any Security Document, the Notes Collateral Agent shall be entitled to all of the rights, privileges and immunities afforded to it under this Indenture when executing, delivering or performing under any Security Document.

(i)        If at any time or times it shall be necessary or prudent in order to conform to any law of any jurisdiction in which any of the Collateral shall be located, or the Notes Collateral Agent shall be advised by counsel, satisfactory to it, that it is reasonably necessary in the interest of the Holders, or the Company (so long as no event of Default shall have occurred and be continuing) or the Holders of a majority of the outstanding Notes shall in writing so request the Notes Collateral Agent, or the Notes Collateral Agent shall deem it desirable for its own protection in the performance of its duties hereunder or under any Security Document, the Notes Collateral Agent, the Company and the Guarantors, as applicable, shall execute and deliver all instruments and agreements necessary or proper to constitute another bank or trust company, or one or more persons approved by the Notes Collateral Agent, in each case, with the consent of the Company, either to act as co-Notes Collateral Agent of all or any of the Collateral, jointly with the Notes Collateral Agent originally named herein or any successor or successors, or to act as separate Notes Collateral Agent or Notes Collateral Agents of any such Collateral. In case an Event of Default shall have occurred and be continuing, the Notes Collateral Agent may act under the foregoing provisions of this Section 11.8(i) without the concurrent consent of the Company or Holders, and the Company and Holders hereby appoint the Notes Collateral Agent as its trustee and attorney to act under this Section 11.8(i) in such case.

(j)        Each Holder recognizes that the Notes Collateral Agent may be unable to effect a public sale of any or all the Collateral and may be compelled to resort to one or more private sales thereof. Any private sale may result in prices and other terms less favorable to the seller than if such sale were a public sale and, notwithstanding such circumstances, agrees that any such private sale shall not be deemed to have been made in a commercially unreasonable manner solely by virtue of such sale being private and each Holder waives, to the extent permitted by applicable law, any claims against Notes Collateral Agent arising by reason of the fact that the price at which the Collateral may have been sold at such a private sale was less than the price that might have been obtained at a public sale or was less than the aggregate amount of the Obligations, even if Notes Collateral Agent accepts the first offer received and does not offer the Collateral to more than one offeree; provided that such private sale is conducted in accordance with the Security Documents and the Indenture and the Notes Collateral Agent otherwise acts in a commercially reasonable manner. Each Holder agrees that in respect of any sale of any of the Collateral pursuant to the terms hereof, the Notes Collateral Agent is hereby authorized to comply with any limitation or restriction in connection with such sale as it may be advised by counsel is necessary in order to avoid any violation of applicable law, or in order to obtain any required approval of the sale or of the purchaser by any governmental authority, and each Holder further agrees that such compliance shall not, in and of itself, result in such sale being considered or deemed not to have been made in a commercially reasonable manner, nor shall Notes Collateral Agent be liable or accountable to any Holder for any discount allowed by reason of the fact that such Collateral is sold in compliance with any such limitation or restriction.

12.          Miscellaneous

12.1        Notices

(a)          Any notice or communication shall be in writing in English and delivered in person or mailed by first class mail or sent by facsimile or electronic transmission in pdf format addressed as follows:

if to the Company or any Guarantor:

c/o Mountain Province Diamonds Inc.

161 Bay Street

Suite 1410, PO Box 216

Toronto, ON Canada M5J 2S1

Telephone: (416) 361-3562, Ext. 208

Facsimile: (416) 603-8565

Attention: Perry Ing, Chief Financial Officer

With copies to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

77 King Street West

Toronto-Dominion Centre, Suite 3100, P.O. Box 226

Toronto, ON Canada M5K 1J3

Telephone: (416) 504-0525

Facsimile: (416) 981-7126

Attention: Adam M. Givertz, Esq.

and to:

Bennett Jones LLP,

3400 One First Canadian Place, P.O. Box 130

Toronto, ON Canada M5X 1A4

Telephone: (416) 777-4826

Facsimile: (416) 863-1716

Attention: Sander Grieve

if to the Trustee, Notes Collateral Agent, the Paying Agent, Transfer Agent and Registrar:

Computershare Trust Company, N.A.

8742 Lucent Boulevard, Suite 225

Highlands Ranch, Colorado 80129

Facsimile: (303) 262-0608

Attention: Corporate Trust

The Company, the Guarantors, the Trustee or the Notes Collateral Agent by notice to the other may designate additional or different addresses for subsequent notices or communications. All communications delivered to the Trustee or the Notes Collateral Agent shall be deemed effective when received.

(b)        Notices to the Holders regarding the Notes shall be in the case of certificated Notes, sent to each Holder by fax, email or first-class mail at such Holder’s respective address as it appears on the registration books of the Registrar.

(c)        Notices given by first-class mail shall be deemed given five calendar days after mailing and notices given by publication shall be deemed given on the first date on which publication is made. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. If a notice or communication is mailed in the manner provided above, it is duly given, whether or not the addressee receives it.

(d)        If and so long as the Notes are represented by Global Notes, notice to Holders shall be given by delivery of the relevant notice to DTC for communication to entitled account holdings.

(e)        Where this Indenture provides for notice in any manner, such notice may be waived in writing by the Person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

(f)        Notwithstanding anything herein to the contrary, any notices required to be delivered to the Trustee hereunder or under the Notes shall not be considered to have been delivered to the Trustee unless (i) a Trust Officer has received such notice, or (ii) such notice shall have been given to the Trustee by the Company or by any Holder at the Corporate Trust Office of the Trustee and such notice references this Indenture or the Notes.

12.2        Certificate and Opinion as to Conditions Precedent

Upon any request or application by the Company or any other Guarantor to the Trustee to take or refrain from taking any action under this Indenture (except in connection with the original issuance of the Notes on the date hereof), the Company or any Guarantor, as the case may be, shall furnish upon request to the Trustee:

(a)        an Officer’s Certificate stating that, in the opinion of the signer, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(b)        an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Any Officer’s Certificate may be based, insofar as it relates to legal matters, upon an Opinion of Counsel. Any Opinion of Counsel may be based and may state that it is so based, insofar as it relates to factual matters, upon an Officer’s Certificate stating that the information with respect to such factual matters is in the possession of the Company or a Subsidiary of the Company.

12.3        Statements Required in Certificate or Opinion

Every Officer’s Certificate or Opinion of Counsel with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(a)        a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto;

(b)        a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(c)        a statement that, in the opinion of each such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(d)        a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

12.4        Rules by Trustee, Paying Agent and Registrar

The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar and the Paying Agent may make reasonable rules for their functions.

12.5        Legal Holidays

If an Interest Payment Date or other payment date is not a Business Day, payment shall be made on the next succeeding day that is a Business Day, and no interest shall accrue for the intervening period. If a Record Date is not a Business Day, the Record Date shall not be affected.

12.6        Governing Law

THIS INDENTURE, THE NOTES AND THE NOTES GUARANTEES SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

12.7        Jurisdiction

The Company and the Guarantors agree that any suit, action or proceeding against the Company or the Guarantors brought by any Holder or the Trustee arising out of or based upon this Indenture, the Notes or the Notes Guarantees may be instituted in any state or Federal court in the Borough of Manhattan, New York, New York, and any appellate court from any thereof, and each of them irrevocably submits to the non-exclusive jurisdiction of such courts in any suit, action or proceeding. The Company and the Guarantors irrevocably waive, to the fullest extent permitted by law, any objection to any suit, action, or proceeding that may be brought in connection with this Indenture, the Notes, or the Notes Guarantees, including such actions, suits or proceedings relating to securities laws of the United States of America or any state thereof, in such courts whether on the grounds of venue, residence or domicile or on the ground that any such suit, action or proceeding has been brought in an inconvenient forum. The Company and the Guarantors agree that final judgment in any such suit, action or proceeding brought in such court shall be conclusive and binding upon the Company or the applicable Guarantor, as the case may be, and may be enforced in any court to the jurisdiction of which the Company or the applicable Guarantor, as the case may be, are subject by a suit upon such judgment; provided, however, that service of process is effected upon the Company or the applicable Guarantor, as the case may be, in the manner provided by this Indenture or by any other legal means. Each of the Company and the Guarantors has appointed CT Corporation System, with offices on the date hereof at 111 Eighth Avenue, New York, NY 10011, as its agent (the “Authorized Agent”), for service of process in any suit, action or proceeding arising out of or based upon this Indenture, the Notes and the Notes Guarantees which may be instituted in any U.S. federal or New York state court located in the City of New York, New York, by any Holder or the Trustee, and expressly accepts the non-exclusive jurisdiction of any such court in respect of any such suit, action or proceeding. Each of the Company and the Guarantors hereby represents and warrants that the Authorized Agent has accepted such appointment and has agreed to act as said agent for service of process, and the Company and the Guarantors agree to take any and all action, including the filing of any and all documents that may be necessary to continue such respective appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent shall be deemed, in every respect, effective service of process upon the Company and the Guarantors. Notwithstanding the foregoing, any action involving the Company or the Guarantor arising out of or based upon this Indenture, the Notes or the Notes Guarantees may be instituted by any Holder or the Trustee in any court of competent jurisdiction in New York, New York. Each of the Company and the Guarantors agrees to take any and all action as may be necessary to maintain the designation and appointment of an agent in full force and effect until December 15, 2022 (or earlier, if the Notes are prepaid in full).

12.8        No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, member, partner or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, this Indenture, the Notes Guarantees, the Intercreditor Agreement or the Security Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

12.9        Successors

All agreements of the Company and the Guarantors in this Indenture and the Notes shall bind their respective successors. All agreements of the Trustee or Notes Collateral Agent in this Indenture shall bind its successors.

12.10        Multiple Originals

The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. One signed copy is enough to prove this Indenture. The exchange of copies of this Indenture and of signature pages by facsimile or “.pdf” transmission shall constitute effective execution and delivery of this Indenture as to the parties hereto and may be used in lieu of the original Indenture and signature pages for all purposes.

12.11        Table of Contents, Cross-Reference Sheet and Headings

The table of contents, cross-reference sheet and headings of the Sections of this Indenture have been inserted for convenience of reference only, are not intended to be considered a part hereof and shall not modify or restrict any of the terms or provisions hereof.

12.12        Severability

In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

12.13        Judgment Currency

Any payment on account of an amount that is payable in U.S. dollars which is made to or for the account of any Holder or the Trustee in lawful currency of any other jurisdiction (the “Judgment Currency”), whether as a result of any judgment or order or the enforcement thereof or the liquidation of the Company or any Guarantor, shall constitute a discharge of the Company’s or such Guarantor’s obligation under this Indenture and the Notes or Notes Guarantee, as the case may be, only to the extent of the amount of U.S. dollars which such Holder or the Trustee, as the case may be, could purchase in the London foreign exchange markets with the amount of the Judgment Currency in accordance with normal banking procedures at the rate of exchange prevailing on the first Business Day following receipt of the payment in the Judgment Currency. If the amount of U.S. dollars that could be so purchased is less than the amount of U.S. dollars originally due to such Holder or the Trustee, as the case may be, the Company and the Guarantors shall, jointly and severally, indemnify and hold harmless such Holder or the Trustee, as the case may be, from and against all loss or damage arising out of, or as a result of, such deficiency. This indemnity shall constitute an obligation separate and independent from the other obligations contained in this Indenture or the Notes, shall give rise to a separate and independent cause of action, shall apply irrespective of any indulgence granted by any Holder or the Trustee from time to time and shall continue in full force and effect notwithstanding any judgment or order for a liquidated sum in respect of an amount due hereunder or under any judgment or order.

12.14        WAIVERS OF JURY TRIAL

THE ISSUERS, THE GUARANTORS, THE NOTES COLLATERAL AGENT AND THE TRUSTEE HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS INDENTURE, THE NOTES OR THE NOTES GUARANTEES AND FOR ANY COUNTERCLAIM THEREIN.

12.15        Waiver of Immunity

To the extent the Company or any Guarantor or any of their properties, assets or revenues may have or may hereafter become entitled to, or have attributed to them, any right of immunity, on the grounds of sovereignty, from any legal action, suit or proceeding, from set-off or counterclaim, from the jurisdiction of any court, from service of process, from attachment upon or prior to judgment, or from attachment in aid of execution of judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceedings may at any time be commenced, with respect to their obligations, liabilities or any other matter under or arising out of or in connection with this Indenture, the Notes or the Notes Guarantees, the Company and each Guarantor hereby irrevocably and unconditionally, to the extent permitted by applicable law, waives and agrees not to plead or claim any such immunity and consents to such relief and enforcement.

[Signature pages follow]

In Witness Whereof, the parties have caused this Indenture to be duly executed as of the date first written

MOUNTAIN PROVINCE DIAMONDS INC.
as Issuer

By:	“Perry Ing”
Name: Perry Ing
Title: CFO

2435386 ONTARIO INC. as Guarantor

By:	“Perry Ing”
Name: Perry Ing
Title: CFO

2435572 ONTARIO INC.
as Guarantor

By:	“Perry Ing”
Name: Perry Ing
Title: CFO

[Signature Page to the Indenture]

COMPUTERSHARE TRUST COMPANY, N.A.
as Trustee, Notes Collateral Agent, Paying Agent, Registrar and Transfer Agent

By:	“Robert H. Major”
Name: Robert H. Major
Title: Vice President

[Signature Page to the Indenture]

Exhibit 1

Form of Note

ISIN: [US62426EAA38][1] [USC58437AA91][2]	No.
CUSIP: [62426E AA3][3] [C58437 AA9][4]	$

Maturity Date: December 15, 2022

[Global Note Legend - each Global Note will bear a legend in substantially the form as set forth in Section 2.6(f)(i) of the Indenture]

[Private Placement Legend – each Note will bear a legend in substantially the form as set forth in Section 2.6(f)(ii) of the Indenture, except where otherwise permitted by the Indenture]

8.000% Senior Secured Second Lien Notes Due 2022

Mountain Province Diamonds Inc., an Ontario corporation (the “Company”), for value received promises to pay to Cede & Co. or registered assigns the principal sum ofdollars [or such lesser or greater amounts as shall be set forth in the “Schedule of Principal Amount of Indebtedness Evidenced by this Note”] [to be included in the Global Notes].

From _____________, or from the most recent Interest Payment Date (as defined below) to which interest has been paid or provided for, cash interest on this Note will accrue at 8.000%, payable semi-annually on June 15 and December 15 of each year (or, if any such day is not a Business Day, on the next succeeding Business Day) (the “Interest Payment Date”), beginning on June 15, 2018, to the Person in whose name this Note (or any predecessor Note) is registered at the close of business on the preceding June 1 and December 1 (each, a “Record Date”), as the case may be; provided that, if this Note is authenticated between a Record Date referred to on the face hereof and the next succeeding Interest Payment Date, interest shall accrue from such next succeeding Interest Payment Date.

Capitalized terms used herein shall have the same meanings assigned to them in the Indenture unless otherwise indicated.

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

Unless the certificate of authentication hereon has been executed by the Trustee referred to on the reverse hereof by manual signature of an authorized signatory, this Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose.

Reference is hereby made to the further provisions of this Note set forth on the reverse hereof and to the Indenture, which provisions shall for all purposes have the same effect as if set forth at this place.

1  144A

2  Reg S

3  144A

4  Reg S

Ex. 1-1

In witness whereof, the Company has caused this Note to be signed manually or by facsimile by its duly authorized signatory.

Dated:

MOUNTAIN PROVINCE DIAMONDS INC.

By:
Name:
Title:

TRUSTEE’S CERTIFICATE OF AUTHENTICATION

This is one of the Notes referred to in the within-mentioned Indenture.

Dated:

COMPUTERSHARE TRUST COMPANY, N.A., as Trustee

By:
Authorized Officer

Ex. 1-2

Reverse Side of Note

8.000% Senior Secured Second Lien Note Due 2022

1.	Interest

Mountain Province Diamonds Inc. an Ontario corporation (such company, and its successors and assigns under the Indenture hereinafter referred to, being herein called the “Company”), for value received promises to pay interest on the principal amount of this Note from                  until maturity on December 15, 2022, at the interest rate per annum shown above. Interest will be computed on the basis of a 360-day year of twelve 30-day months. The Company will pay interest (including post-petition interest in any Insolvency or Liquidation Proceeding) on overdue principal at a rate that is 1.0% higher than the then applicable interest rate borne by the Notes, and it shall pay interest on overdue installments of interest and Additional Amounts (without regard to any applicable grace periods) at the same rate to the extent lawful. Solely for purposes of disclosure under the Interest Act (Canada), (i) whenever any interest to be paid on the Notes is calculated using a rate based on a year of 360 days the rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a year of 360 days (y) multiplied by the actual number of days in the calendar year in which the period for which such interest is payable ends, and (z) divided by 360, (ii) the principle of deemed reinvestment of interest does not apply to any interest to be paid on the Notes, and (iii) the rate of interest to be paid on the Notes is intended to be a nominal rate and not an effective rate or yield.

2.	Additional Amounts

All payments made by or on behalf of the Company under or with respect to the Notes or any of the Guarantors with respect to any Notes Guarantee will be subject to the payment of Additional Amounts as required by Section 4.12 of the Indenture.

3.	Method of Payment

The Company shall pay interest on this Note (except Defaulted Interest) to the persons who are registered Holders of this Note at the close of business on the Record Date for the next succeeding Interest Payment Date, even if this Note is cancelled after the Record Date and on or before the Interest Payment Date except as provided in Section 2.11 of the Indenture with respect to Defaulted Interest. The Company shall pay principal, premium and Additional Amounts, if any, and interest in U.S. Dollars in immediately available funds that at the time of payment is legal tender for payment of public and private debts; provided, however, that payment of interest may be made at the option of the Company by check mailed to the Holder at its address set forth in the Security Register.

The amount of payments in respect of interest on each Interest Payment Date shall correspond to the aggregate principal amount of Notes represented by the Regulation S Global Note and the Rule 144A Global Note, as established by the Registrar at the close of business on the relevant Record Date. Payments of principal shall be made upon surrender of the Regulation S Global Note and the Rule 144A Global Note to the Paying Agent.

4.	Paying Agent and Registrar

Initially, Computershare Trust Company, N.A. will act as Paying Agent and as the initial Registrar and Transfer Agent. The Company may change the Paying Agents, Transfer Agents or Registrars without notice to the Holders.

5.	Indenture

The Company issued the Notes under an indenture dated as of December 11, 2017 (the “Indenture”), among the Company, the Guarantors, Computershare Trust Company, N.A., as trustee (the “Trustee”), Paying Agent, Transfer Agent and Registrar and the Notes Collateral Agent. The terms of the Notes include those stated in the Indenture. Terms defined in the Indenture and not defined herein have the meanings ascribed thereto in the

Ex. 1-3

Indenture. The Notes are subject to all such terms, and Holders are referred to the Indenture for a statement of those terms.

To the extent any provision of this Note conflicts with the express provisions of the Indenture, the provisions of the Indenture shall govern and be controlling.

6.	Optional Redemption and Repurchase

The Notes are subject to optional redemption, and may be the subject of an Asset Sale Offer, Change of Control Offer or JV Interest Reduction Offer, in each case, as described in the Indenture. The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

7.	Denominations, Transfer, Exchange

The Notes are in minimum denominations of US$2,000 and integral multiples of US$1,000 of principal amount at maturity. The transfer of Notes may be registered, and Notes may be exchanged, as provided in the Indenture. The Registrar and the Transfer Agent may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and to pay any taxes and fees required by law or permitted by the Indenture.

The Company need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part. Also, the Company need not exchange or register the transfer of any Notes for a period of 15 days before a selection of Notes to be redeemed or during the period between a Record Date and the next succeeding Interest Payment Date.

8.	Unclaimed Money

All moneys paid by the Company to the Trustee or a Paying Agent for the payment of the principal of, or premium, if any, or interest or Additional Amounts, if any, on any Notes that remain unclaimed at the end of two years after such principal, premium or interest has become due and payable may be repaid to the Company, subject to applicable law, and the Holder of such Note thereafter may look only to the Company or any Guarantor for payment thereof.

9.	Discharge and Defeasance

Subject to the conditions set forth in Section 8.4 of the Indenture, the Company at any time may terminate some or all of its obligations and the obligations of the Guarantors under the Notes, the Notes Guarantee and the Indenture and have Liens on the Collateral securing the Notes released, if the Company irrevocably deposits with the Trustee U.S. dollars, non-callable U.S. Government Obligations, or a combination thereof for the payment of principal of, or interest (including Additional Amounts) and premium, if any, on, the Notes to redemption or maturity, as the case may be.

10.	Amendment, Supplement and Waiver

The Indenture, the Notes, the Notes Guarantees, the Security Documents and the Intercreditor Agreement may be amended or supplemented as provided in the Indenture.

11.	Defaults and Remedies

The Events of Default relating to the Notes are defined in Article 6 of the Indenture. Upon the occurrence of an Event of Default, the rights and obligations of the Company, the Guarantors, the Trustee and the Holders shall be as set forth in the applicable provisions of the Indenture.

Ex. 1-4

12.	Trustee Dealings with the Company

The Trustee under the Indenture, the Notes Collateral Agent, any Paying Agent, any Registrar or any other agent of the Company or of the Trustee, in its individual or any other capacity, may become the owner or pledgee of Notes, may make loans to, accept deposits from and perform services for the Company or any of its Affiliates and may otherwise deal with the Company with the same rights it would have if it were not Trustee, Notes Collateral Agent, Paying Agent, Registrar or other such agent.

13.	No Recourse Against Others

No director, officer, employee, incorporator, member, partner or stockholder of the Company or any Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Indenture, the Notes Guarantees, the Intercreditor Agreement or the Security Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the Notes.

14.	Authentication

This Note shall not be valid until an authorized officer of the Trustee (or an authenticating agent) signs by manual signature the certificate of authentication on the other side of this Note.

15.	Persons Deemed Owners

The registered Holder of a Note may be treated as the owner of it for all purposes. Only registered Holders have rights under the Indenture.

16.	CUSIP and ISIN Numbers

The Company has caused CUSIP and ISIN numbers to be printed on the Notes, and the Trustee may use CUSIP and ISIN numbers in notices of redemption as a convenience to Holders. No representation is made as to the accuracy of such numbers either as printed on the Notes or as contained in any notice of redemption, and reliance may be placed only on the other identification numbers placed thereon.

17.	Governing Law

THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK.

The Company shall furnish to any Holder upon written request and without charge to the Holder a copy of the Indenture, the Security Documents and the Intercreditor Agreement. Requests may be made to:

Mountain Province Diamonds Inc.

161 Bay Street

Suite 1410, PO Box 216

Toronto, ON Canada M5J 2S1

Telephone: (416) 361-3562, Ext. 208

Facsimile: (416) 603-8565

Attention: Perry Ing, Chief Financial Officer

Ex. 1-5

Schedule A

Schedule of Principal Amount of Indebtedness Evidenced by this Note

The following decreases/increases in the principal amount of this Note have been made:

Date of Decrease/ Increase	Decrease in Principal Amount	Increase in Principal Amount	Principal Amount Following such Decrease/Increase	Notation Made by or on Behalf of Registrar

Ex. 1-6

Exhibit 2

Form of Certificate of Transfer

[Company address]

[Trustee/Registrar address]

Re:	$ 8.000% Senior Secured Second Lien Notes due 2022 of Mountain Province Diamonds Inc.
CUSIP ; ISIN

Reference is hereby made to the Indenture, dated as of December 11, 2017 (the “Indenture”), among, inter alios, Mountain Province Diamonds Inc., an Ontario corporation (the “Company”), the Guarantors named therein and Computershare Trust Company, N.A., as Trustee, Notes Collateral Agent, Paying Agent, Transfer Agent and Registrar. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                                      (the “Transferor”) owns and proposes to transfer the Note[s] or interest in such Note[s] specified in Annex A hereto, in the principal amount of $               in such Note[s] or interests (the “Transfer”), to                (the “Transferee”), as further specified in Annex A hereto. In connection with the Transfer, the Transferor hereby certifies that:

[CHECK ALL THAT APPLY]

1.	☐ Check if Transferee will take delivery of a Book-Entry Interest in the 144A Global Note or a Definitive Registered Note Pursuant to Rule 144A. The Transfer is being effected pursuant to and in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and, accordingly, the Transferor hereby further certifies that the beneficial interest or the Book-Entry Interest or Definitive Registered Note is being transferred to a Person that the Transferor reasonably believed and believes is purchasing the beneficial interest or the Book-Entry Interest or Definitive Registered Note for its own account, or for one or more accounts with respect to which such Person exercises sole investment discretion, and such Person and each such account is a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act in a transaction meeting the requirements of Rule 144A under the Securities Act and such Transfer is in compliance with any applicable blue sky securities laws of any state of the United States. Upon consummation of the proposed Transfer in accordance with the terms of the Indenture, the transferred beneficial interest or the Book-Entry Interest or Definitive Registered Note will be subject to the restrictions on transfer enumerated in the Private Placement Legend printed on the 144A Global Note and/or the Definitive Registered Note and in the Indenture and the Securities Act.

2.

☐  Check if Transferee will take delivery of a Book-Entry Interest in the Regulation S Global Note or a Definitive Registered Note pursuant to Regulation S. The Transfer is being effected pursuant to and in accordance with Rule 903 or Rule 904 under the Securities Act and, accordingly, the Transferor hereby further certifies that (i) the Transfer is not being made to a person in the United States and (x) at the time the buy order was originated, the Transferee was outside the United States or such Transferor and any Person acting on its behalf reasonably believed and believes that the Transferee was outside the United States or (y) the transaction was executed in, on or through the facilities of a designated offshore securities market, (ii) such Transferor does not know that the transaction was prearranged with a buyer in the United States, (iii) no directed selling efforts have been made in connection with the Transfer in contravention of the requirements of Rule 903(b) or Rule 904(b) of Regulation S under the Securities Act and (iv) the transaction is not part of a plan or scheme to evade the registration requirements of the Securities Act. Upon consummation of the proposed transfer in accordance with the terms of the Indenture, the transferred Book-Entry Interest or Definitive Registered Note will be subject to the restrictions on Transfer enumerated in the

Ex. 2-1

Private Placement Legend printed on the Regulation S Global Note and/or the Definitive Registered Note and in the Indenture and the Securities Act.

3.	☐ Check and complete if Transferee will take delivery of a Book-Entry Interest in a Global Note or a Definitive Registered Note pursuant to any provision of the Securities Act other than Rule 144A or Regulation S. The Transfer is being effected in compliance with the transfer restrictions applicable to Book-Entry Interests in Global Notes and Definitive Registered Notes and pursuant to and in accordance with the Securities Act and any applicable blue sky securities laws of any state of the United States.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Ex. 2-2

Annex 1

To Certificate of Transfer

(a)          The Transferor owns and proposes to transfer the following:

[CHECK ONE]

(i)          ☐  a Book-Entry Interest held through DTC/Euroclear/Clearstream Account No.              in the:

(A)        ☐  144A Global Note (ISIN            ), or

(B)        ☐  Regulation S Global Note (ISIN            ), or

(ii)         ☐  a Definitive Registered Note.

(b)          After the Transfer the Transferee will hold:

[CHECK ONE]

(i)          ☐  a Book-Entry Interest held through DTC/Euroclear/Clearstream Account No.              in the:

(A)        ☐  144A Global Note (ISIN            ), or

(B)        ☐  Regulation S Global Note (ISIN            ), or

(ii)         ☐  a Definitive Registered Note.

Ex. 2-3

Exhibit 3

Form of Certificate of Exchange

[Company address]

[Trustee/Registrar address]

Re:	$ 8.000% Senior Secured Second Lien Notes due 2022 of Mountain Province Diamonds Inc.
CUSIP ; ISIN

Reference is hereby made to the Indenture, dated as of December 11, 2017 (the “Indenture”), among, inter alios, Mountain Province Diamonds Inc., an Ontario corporation (the “Company”), the Guarantors named therein and Computershare Trust Company, N.A., as Trustee, Notes Collateral Agent, Paying Agent, Transfer Agent and Registrar. Capitalized terms used but not defined herein shall have the meanings given to them in the Indenture.

                                      (the “Owner”) owns and proposes to exchange the Note[s] or interest in such Note[s] specified herein, in the principal amount of $               in such Note[s] or interests (the “Exchange”).

In connection with the Exchange, the Owner hereby certifies that:

1.	☐ Check if Exchange is from Book-Entry Interest in a Global Note for Definitive Registered Notes. In connection with the Exchange of the Owner’s Book-Entry Interest in a Global Note for Definitive Registered Notes in an equal amount, the Owner hereby certifies that such Definitive Registered Notes are being acquired for the Owner’s own account without transfer. The Definitive Registered Notes issued pursuant to the Exchange will be subject to restrictions on transfer enumerated in the Indenture and the Securities Act.

2.	☐ Check if Exchange is from Definitive Registered Notes for Book-Entry Interest in a Global Note. In connection with the Exchange of the Owner’s Definitive Registered Notes for Book-Entry Interest in a Global Note in an equal amount, the Owner hereby certifies that such Book-Entry Interest in a Global Note are being acquired for the Owner’s own account without transfer. The Book-Entry Interests transferred in exchange will be subject to restrictions on transfer enumerated in the Indenture and the Securities Act.

This certificate and the statements contained herein are made for your benefit and the benefit of the Company.

Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

Ex. 3-1

Annex 1

To Certificate of Exchange

(a)          The Owner owns and proposes to exchanges the following:

[CHECK ONE OF (i) OR (ii)]

(i)          ☐  a Book-Entry Interest held through DTC/Euroclear/Clearstream Account No.              in the:

(A)        ☐  144A Global Note (ISIN            ), or

(B)        ☐  Regulation S Global Note (ISIN            ), or

(ii)         ☐  a Definitive Registered Note.

(b)          After the Exchange the Owner will hold:

[CHECK ONE OF (i) OR (ii)]

(i)          ☐  a Book-Entry Interest held through DTC/Euroclear/Clearstream Account No.              in the:

(A)        ☐  144A Global Note (ISIN            ), or

(B)        ☐  Regulation S Global Note (ISIN            ), or

(ii)         ☐  a Definitive Registered Note.

Ex. 3-2

Exhibit 4

Form of Supplemental Indenture to be Delivered by Subsequent Guarantors

[            ] Supplemental Indenture (this “Supplemental Indenture”), dated as of               , among               , a company incorporated and existing under the laws of                (the “Subsequent Guarantor”), [a subsidiary of the Company,] the Company and Computershare Trust Company, N.A., as trustee under the Indenture referred to below (the “Trustee”). Reference is hereby made to the Indenture, dated as of December 11, 2017 (the “Indenture”), among Mountain Province Diamonds Inc., an Ontario corporation, the Guarantors named therein and Computershare Trust Company, N.A., as Trustee, Notes Collateral Agent, Paying Agent, Transfer Agent and Registrar, providing for the issuance of 8.000% Senior Secured Second Lien Notes due 2022 (the “Notes”).

W I T N E S S E T H

Whereas, the Company has heretofore executed and delivered to the Trustee the Indenture;

Whereas, the Indenture provides that under certain circumstances the Subsequent Guarantor shall execute and deliver to the Trustee a supplemental indenture pursuant to which the Subsequent Guarantor shall guarantee on the terms and subject to the provisions, including the limitations and conditions, set forth herein, in the Notes Guarantees and in the Indenture including but not limited to Article 10 thereof, all of the Company’s Obligations under the Notes and the Indenture on the terms and conditions set forth herein (the “Guarantee”); and

Whereas, pursuant to Section 9.1 of the Indenture, the Company and the Trustee are authorized to execute and deliver this Supplemental Indenture without the consent of Holders.

Now, Therefore, in consideration of the foregoing and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Subsequent Guarantor and the Trustee mutually covenant and agree for the equal and ratable benefit of the Holders as follows:

1.	Capitalized Terms.

Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

2.	Agreement to Guarantee.

The Subsequent Guarantor hereby agrees to provide an unconditional Guarantee on the terms and subject to the provisions, including the limitations and conditions, set forth herein, in the Guarantee and in the Indenture including but not limited to Article 10 thereof, and hereby further agrees to accede to the Indenture as a Guarantor and be bound by the covenants therein applicable to Guarantors.

3.	Execution and Delivery.

(i)        This Supplemental Indenture shall be executed on behalf of the Subsequent Guarantor by one of its Directors or Officers.

(ii)        The Subsequent Guarantor hereby agrees that its Guarantee shall remain in full force and effect notwithstanding any failure to endorse on each Note a notation of such Guarantee.

(iii)        If an Officer whose signature is on this Supplemental Indenture or on the Guarantee no longer holds that office at the time the Trustee authenticates the Note on which a Guarantee is endorsed, the Guarantee shall be valid nevertheless.

Ex. 4-1

Upon execution of this Supplemental Indenture, the delivery of any Note by the Trustee, after the authentication thereof hereunder, shall constitute due delivery of the Guarantee set forth in this Supplemental Indenture on behalf of the Subsequent Guarantor.

4.        [Company, as it deems necessary and appropriate, to insert limitation on Guarantor language applicable to the relevant jurisdiction of such Guarantor.]

5.	Releases.

Each Guarantee shall be automatically and unconditionally released and discharged in accordance with Section 10.9 of the Indenture.

6.	No Recourse against others.

No past, present or future director, officer, employee, incorporator, member, partner, stockholder or agent of any Subsequent Guarantor, as such, shall have any liability for any obligations of the Company or any Subsequent Guarantor under the Notes, any Guarantees, the Indenture or this Supplemental Indenture, the Intercreditor Agreement or the Security Documents or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

7.	Incorporation by Reference.

Section 12.9 of the Indenture is incorporated by reference into this Supplemental Indenture as if more fully set out herein.

8.        THIS SUPPLEMENTAL INDENTURE AND THE NOTES SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

9.	Counterparts.

The parties may sign any number of copies of this Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement. The exchange of copies of this Supplemental Indenture and of signature pages by facsimile or “.pdf” transmission shall constitute effective execution and delivery of this Supplemental Indenture as to the parties hereto and may be used in lieu of the original Supplemental Indenture and signature pages for all purposes.

10.	Effect of Headings.

The Section headings herein are for convenience only and shall not affect the construction hereof.

11.	The Trustee.

The Trustee shall not be responsible in any manner whatsoever for or in respect of the validity or sufficiency of this Supplemental Indenture or for or in respect of the recitals contained herein, all of which recitals are made solely by each Subsequent Guarantor and the Company.

Ex. 4-2

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and attested, all as of the date first written above.

Dated:

[SUBSEQUENT GUARANTOR], as a Subsequent Guarantor

By:
Name:
Title:

MOUNTAIN PROVINCE DIAMONDS INC., as Issuer

By:
Name:
Title:

COMPUTERSHARE TRUST COMPANY, N.A., as Trustee

By:
Name:
Title:

Ex. 4-3